    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1998.
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                      RAGEN MACKENZIE GROUP INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

          WASHINGTON                                 6211                        91-1898738
   (STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)      IDENTIFICATION NUMBER)

                         999 THIRD AVENUE, SUITE 4300
                           SEATTLE, WASHINGTON 98104
                                (206) 343-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                             V. LAWRENCE BENSUSSEN
                            CHIEF FINANCIAL OFFICER
                      RAGEN MACKENZIE GROUP INCORPORATED
                         999 THIRD AVENUE, SUITE 4300
                           SEATTLE, WASHINGTON 98104
                                (206) 343-5000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:

              STEWART M. LANDEFELD                             BENJAMIN F. STEPHENS
                DAVID F. MCSHEA                                   HILLEL T. COHN
               MICHAEL C. PIRAINO                               WILLIAM W. BARKER
                PERKINS COIE LLP                     GRAHAM & JAMES LLP/RIDDELL WILLIAMS P.S.
         1201 THIRD AVENUE, 40TH FLOOR                 1001 FOURTH AVENUE PLAZA, SUITE 4500
         SEATTLE, WASHINGTON 98101-3099                     SEATTLE, WASHINGTON 98154
                 (206) 583-8888                                   (206) 624-3600

                                --------------

  Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                       PROPOSED MAXIMUM
         TITLE OF EACH CLASS          AGGREGATE OFFERING AMOUNT OF REGISTRATION
   OF SECURITIES TO BE REGISTERED          PRICE(1)               FEE
-------------------------------------------------------------------------------
Common Stock, $0.01 par value per
 share..............................     $41,400,000            $12,213
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 22, 1998

                                2,250,000 SHARES

                       RAGEN MACKENZIE GROUP INCORPORATED

                                  COMMON STOCK

                                  ----------

  Of the 2,250,000 shares of Common Stock offered hereby (the "Offering"), 1,462,500 shares are being sold by Ragen MacKenzie Group Incorporated (the "Company" or "Ragen MacKenzie") and 787,500 shares are being sold by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. Prior to the Offering, there has been no public market for the Company's Common Stock. Pursuant to the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), the initial public offering price will be determined by negotiations between the Company and the Underwriters in accordance with the recommendation of Raymond James & Associates, Inc., a "qualified independent underwriter." It is currently anticipated that the initial public offering price of the Common Stock will be
between $   and $   per share. See "Underwriting" for factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock listed on the Nasdaq National Market under the symbol "RMGI."

                                  ----------

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF MATERIAL
           RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS. ANY REPRESENTATION TO THE
                  CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                     UNDERWRITING                      PROCEEDS
                                       PRICE TO      DISCOUNTS AND    PROCEEDS TO     TO  SELLING
                                        PUBLIC      COMMISSIONS(1)     COMPANY(2)   SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------
 Per Share.......................        $               $                $              $
------------------------------------------------------------------------------------------------------
 Total(3)........................       $                $               $               $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $          , payable by the Company,
    and excluding a $100,000 nonaccountable expense allowance payable by the Company to Raymond James & Associates, Inc. See "Underwriting."

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 337,500 additional shares of Common Stock on the same terms and conditions as the shares offered hereby solely to cover over-allotments, if any. See "Underwriting." If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will
    be $          , $          , $           and $          , respectively.

                                  ----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made on
or about           , 1998, at the offices of Raymond James & Associates, Inc.,
St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.                    RAGEN MACKENZIE INCORPORATED

                The date of this Prospectus is            , 1998

   [Map of Washington, Oregon and Idaho showing Locations of Branch Offices,
              Independent Contractor Offices and Correspondents]




  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  This Prospectus contains certain forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or industry trends to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                    OVERVIEW

  Ragen MacKenzie is the leading regional brokerage firm headquartered in the Pacific Northwest. The Company's primary business is retail securities brokerage, which it conducts through its Seattle headquarters and 10 additional offices in Washington, Oregon and Alaska, which include four offices operated by independent contractors,. One of the most important elements of Ragen MacKenzie's success has been the use of its proprietary equity research products to support a large portion of the Company's business. The Company's research department covers approximately 100 publicly traded companies headquartered in the Pacific Northwest and maintains a recommended list of selected regional and national stocks (the "Recommended List"). Other aspects of the Company's business include proprietary trading of certain fixed income securities, institutional brokerage services, correspondent brokerage services and investment banking services.

  The Company has experienced significant revenue growth over the past five years while increasing profitability. Total revenues have increased at a compound annual growth rate of 17.3% from fiscal 1993 through fiscal 1997, from $46.8 million to $88.6 million. The Company's significant revenue growth is due in part to growth in customer assets, number of customer accounts and increases in the number and productivity of retail brokers. The Company's customer account balances doubled from $4.6 billion in September 1995 to $9.2 billion in March 1998. The Company's net income increased from $4.9 million to $15.4 million from fiscal 1993 through fiscal 1997, and its pretax profit margin was 29.4% for the six-month period ended March 27, 1998.

  The Company believes that its success has been primarily attributable to its proprietary research and its approach to the retail brokerage business, which is to attract and retain highly productive, experienced brokers in selected cities throughout the Pacific Northwest. As of March 27, 1998, Ragen MacKenzie's 78 retail brokers had on average more than 17 years of industry experience. The Company's retail brokers generated average commissions per broker of $403,600, $537,900 and $548,900 in fiscal 1995, 1996 and 1997, respectively. The industry average annual commissions per broker were $305,900 and $358,800 in 1995 and 1996, respectively; 1997 comparative information is not yet available. Revenues from the Company's retail brokerage activities, excluding interest earned on retail brokerage customer balances, grew at a compound annual growth rate of 14.9% from $21,439,000 to $37,326,000 from fiscal 1993 through fiscal 1997, and represented approximately 43.8%, 42.1% and 41.2%, respectively, of the Company's total revenues during fiscal 1996 and 1997 and for the six-month period ended March 27, 1998.

  Ragen MacKenzie's research department, which currently consists of nine professional research analysts, utilizes a value-oriented, contrarian approach to investing. The Company relies primarily on proprietary research products, rather than research products purchased from independent research organizations. The Company believes that the services provided by the research department have a significant impact on virtually all of Ragen MacKenzie's revenue-generating activities, including retail and institutional brokerage, correspondent brokerage services, proprietary trading and investment banking.

  The size of the capital markets and the volume of trading in the securities markets have increased substantially in recent years, as has the demand for securities investments. Initial public offerings and total common equity issued in the United States public markets grew from $1.4 billion and $12.8 billion, respectively, in 1980, to $10.2 billion and $19.2 billion, respectively, in 1990, to $43.9 billion and $118.4 billion, respectively, in 1997. The combination of increasing flows of funds into the equity markets and new issuance activity has contributed to significantly higher trading volumes. From 1980 to 1997, average daily trading volume grew at a compound annual rate of 15.6% on the New York Stock Exchange (the "NYSE") and 20.7% on the Nasdaq

National Market ("Nasdaq"). More recently, the combined NYSE and Nasdaq average daily trading volumes grew at a compound annual rate of 22.1% for the five years ended 1997 and increased 22.9% in 1997 over 1996.

  The Company is the premier regional brokerage firm headquartered in the Pacific Northwest and has demonstrated a history of success and steady growth, capitalizing on national and regional trends in the securities industry. The Company believes that the Pacific Northwest will continue to experience positive economic development and that such development will present the Company with further opportunity for growth within the region.

                               BUSINESS STRATEGY

  The Company believes that the quality and depth of its proprietary research will continue to help it attract and retain highly productive brokers and retail, institutional and correspondent customers. The
Company intends to use the quality of its research to grow each aspect of its business and increase its visibility as the leading regional brokerage firm headquartered in the Pacific Northwest. The Company's strategy includes the following key elements:

  . Continued Focus on Proprietary Research Coverage. The Company plans to continue leveraging the competitive advantages provided by the quality and depth of its proprietary research coverage. The Company intends to increase the size of its research staff by recruiting, hiring and training additional research analysts. The Company also intends to continue focusing its research efforts on public companies headquartered in the Pacific Northwest, as well as a selected list of other public companies, in each case utilizing a value-oriented, contrarian philosophy of investment analysis.

  . Increase Number of Brokers. The Company intends to expand its retail brokerage services by continuing to recruit experienced, productive retail brokers. The Company believes that its proprietary research provides it with a significant competitive advantage in attracting and retaining experienced, productive retail brokers. From the beginning of fiscal 1993, the Company increased the number of retail brokers from 51 to 78. For the 12 months ended March 27, 1998, the average gross production per retail broker for the Company was over $560,000.

  . Expand Correspondent Brokerage Business. The Company intends to increase market penetration and expand the geographic coverage of its correspondent brokerage business by leveraging efficiencies of its clearing operations and the quality of the Company's proprietary research coverage. The Company believes that expanding its correspondent business will positively impact margins, because it believes that such expansion will increase revenues without significant additional investment in infrastructure.

  . Expand Investment Banking Services. The Company intends to increase its investment banking business by recruiting experienced investment banking professionals and leveraging its research coverage of companies headquartered in the Pacific Northwest. The Company plans to capitalize on increased merger and acquisition activity in the Pacific Northwest resulting from the significant economic growth in the region. In light of recent consolidation among investment banking firms, the Company also intends to capitalize on opportunities available to investment banks maintaining a regional focus.

  . Supplement Internal Growth With Strategic Acquisitions. The Company intends to pursue, on an opportunistic basis, acquisitions of other firms with complementary businesses that would strengthen or expand the Company's product or financial service offerings and position within the Pacific Northwest. The Company plans to focus on smaller, regional firms that may realize benefits from affiliation with a larger firm while retaining their regional focus.

                                  THE COMPANY

  Ragen MacKenzie Group Incorporated, a Washington corporation, was incorporated in April 1998 to serve as a holding company for all of the operations of Ragen MacKenzie Incorporated ("RMI") pursuant to the Reorganization described below. RMI was incorporated as a Washington corporation in 1987, the year in which it succeeded to the business of Cable, Howse & Ragen, a Washington limited partnership formed in 1982.

The Reorganization will take place prior to the completion of the Offering. Following the Reorganization, the Company will operate as a holding company and will be the sole shareholder of RMI. Unless the context otherwise requires, (i) references to "Ragen MacKenzie" and the "Company" refer to Ragen MacKenzie Group Incorporated and its predecessor and subsidiary, RMI, and (ii) the information in this Prospectus assumes consummation of the Reorganization without exercise of dissenters' rights.

  The Company's executive offices are located at 999 Third Avenue, Suite 4300, Seattle, Washington 98104, and its telephone number is (206) 343-5000.

                                 REORGANIZATION

  Prior to the completion of the Offering, RMI will merge with and into a wholly owned subsidiary of Ragen MacKenzie Group Incorporated for the purpose of creating a holding company structure with Ragen MacKenzie Group Incorporated as the parent corporation of RMI (the "Reorganization"). Shareholders who were previously shareholders of RMI immediately prior to the Reorganization (other than those who properly exercise dissenters' rights) will become shareholders of Ragen MacKenzie Group Incorporated immediately after the Reorganization. The primary purposes of the Reorganization are to provide flexibility for the business operations and management of the Company and to broaden the Company's alternatives for future financing.

                                  THE OFFERING

 Common Stock Offered by:
    The Company....................  1,462,500 shares
    The Selling Shareholders.......    787,500 shares
    Common Stock to Be Outstanding
     After the Offering............ 12,253,370 shares(1)
    Use of Proceeds................ For working capital and other general corporate purposes, including expansion of
                                     the Company's research department and
                                     retail brokerage and correspondent
                                     businesses, possible expansion into
                                     related securities businesses and possible
                                     acquisitions. See "Use of Proceeds."
    Proposed Nasdaq National Market
     Symbol........................ "RMGI"

--------
(1) Based on shares outstanding at March 27, 1998. Does not include (i) 1,231,255 shares of Common Stock issuable upon the exercise of stock options outstanding and exercisable under the Company's stock option plans as of March 27, 1998 with a weighted average per share exercise price of $5.21, and (ii) 605,555 shares of Common Stock issuable upon the exercise of stock options that the Company has agreed to issue upon satisfaction of certain performance goals or that have been issued and will vest upon satisfaction of certain performance goals.

                        SUMMARY FINANCIAL INFORMATION(1)
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                 SIX-MONTH
                                          FISCAL YEAR ENDED                    PERIOD ENDED
                          ------------------------------------------------- -------------------
                          SEPT. 24, SEPT. 30, SEPT. 29, SEPT. 27, SEPT. 26, MARCH 28, MARCH 27,
                            1993      1994      1995      1996      1997      1997      1998
                          --------- --------- --------- --------- --------- --------- ---------
STATEMENTS OF INCOME
 DATA:
Principal transactions,
 net....................   $18,335   $20,412   $21,683   $23,526   $23,566   $11,240   $12,912
Commissions.............    17,986    18,275    19,553    28,516    30,758    14,588    17,821
Other...................     2,577     3,814     2,524     3,569     4,078     2,219     3,034
                           -------   -------   -------   -------   -------   -------   -------
 Total operating
  revenues..............    38,898    42,501    43,760    55,611    58,402    28,047    33,767
Interest income.........     7,876    11,316    18,641    24,210    30,179    13,932    17,315
                           -------   -------   -------   -------   -------   -------   -------
 Total revenues.........    46,774    53,817    62,401    79,821    88,581    41,979    51,082
Interest expense........     4,876     6,978    13,052    16,230    19,694     9,138    11,104
                           -------   -------   -------   -------   -------   -------   -------
 Net revenues...........    41,898    46,839    49,349    63,591    68,887    32,841    39,978
                           -------   -------   -------   -------   -------   -------   -------
Non-interest expenses:
Compensation and
 benefits(2)(3).........    23,053    25,419    25,925    33,924    35,176    16,878    20,728
Key person death
 benefits plan(4).......     1,150       800     2,450       --     (5,000)   (5,000)      --
Occupancy and equipment.     3,725     3,921     3,949     3,938     4,714     2,097     2,641
Communications..........     2,028     2,620     2,588     2,776     3,276     1,528     1,774
Clearing and exchange
 fees...................     1,938     1,963     2,282     2,344     2,338     1,161     1,428
Other...................     2,028     2,359     2,381     3,854     3,534     1,837     1,634
                           -------   -------   -------   -------   -------   -------   -------
 Total non-interest
  expenses..............    33,922    37,082    39,575    46,836    44,038    18,501    28,205
                           -------   -------   -------   -------   -------   -------   -------
Income before taxes on
 income.................     7,976     9,757     9,774    16,755    24,849    14,340    11,773
Taxes on income.........     3,109     3,752     3,672     6,254     9,460     5,348     4,518
                           -------   -------   -------   -------   -------   -------   -------
Net income..............   $ 4,867   $ 6,005   $ 6,102   $10,501   $15,389   $ 8,992   $ 7,255
                           =======   =======   =======   =======   =======   =======   =======
Earnings per common
 share(5):
 Basic..................   $  0.68   $  0.79   $  0.73   $  1.10   $  1.54   $  0.91   $  0.70
 Diluted................      0.63      0.72      0.68      1.04      1.44      0.85      0.66

                                                                             AS OF AND FOR THE
                                                                             SIX-MONTH PERIOD
                                 AS OF AND FOR THE FISCAL YEAR ENDED               ENDED
                          ------------------------------------------------- -------------------
                          SEPT. 24, SEPT. 30, SEPT. 29, SEPT. 27, SEPT. 26, MARCH 28, MARCH 27,
                            1993      1994      1995      1996      1997      1997      1998
                          --------- --------- --------- --------- --------- --------- ---------
OPERATING DATA:
Pretax income as a
 percentage of net
 revenues...............    19.0%     20.8%      19.8%     26.3%     36.1%     43.7%     29.4%
Annual return on average
 equity(6)..............    29.1%     25.0%      18.5%     23.3%     25.1%     31.1%     19.3%
Assets in retail
 brokerage accounts (in
 millions)(7)...........     N/A       N/A     $4,629    $5,862    $8,806    $6,571    $9,190
Number of employees(7)..     216       221        232       245       271       256       287
Number of retail
 brokers(7).............      56        62         65        65        74        67        78

                                                          AS OF MARCH 27, 1998
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(8)
                                                        --------- --------------
BALANCE SHEETS DATA:
Total assets........................................... $ 697,314    $
Long-term borrowings...................................       --
Shareholders' equity...................................    79,882
Book value per common share outstanding(9).............      7.40

--------
(1) The Company utilizes a 52- or 53-week fiscal year ending on the Friday on or immediately prior to September 30. Fiscal 1994 was a 53-week year and fiscal 1993 and fiscal 1995 through 1997 were 52-week years. The six-month periods ended March 28, 1997 and March 27, 1998 each contain 26 weeks.
(2) Compensation and benefits includes a nondeductible expense recorded for the appreciation in book value between the option grant date and the option exercise date for stock options granted under RMI's 1989 Stock Option Plan (the "1989 Plan"), RMI's 1993 Stock Option Plan (the "1993 Plan") and RMI's 1996 Stock Option Plan (the "1996 Plan," collectively with the 1989 Plan and the 1993 Plan referred to as the "Assumed Plans") of $1,213,000, $1,471,000, $955,000, $3,125,000, $2,223,000. $1,323,000
     and $1,150,000 during fiscal 1993 through 1997 and the six-month periods ended March 28, 1997 and March 27, 1998, respectively. Upon consummation of the Offering, the existing option plans will become fixed-award, fair-value-based plans and the Company will make future stock option grants pursuant to a newly formed fixed-award stock option plan. Accordingly, future changes in the market value of the Common Stock will generally not result in ongoing charges to compensation expense.
(3) Compensation and benefits includes an expense recorded for the appreciation in book value between the grant date and the exercise date for stock appreciation rights ("Repurchase SARs") granted under RMI's book-value-based 1997 Share Repurchase Plan (the "Share Repurchase Plan") of $66,000 and $135,000 during fiscal 1997 and the six-month period ended March 27, 1998, respectively. No expenses were incurred during any other periods since no Repurchase SARs under the Share Repurchase Plan were outstanding during such periods. The Share Repurchase Plan will terminate upon consummation of the Offering.
(4) Reflects amounts recorded for benefits under the Key Person Death Benefits Plan (the "Death Benefits Plan"). The Death Benefits Plan provided for certain payments to the estates of certain key employee-shareholders upon their deaths. The Death Benefits Plan was unfunded, but the Company had accrued amounts totaling $5,000,000 through the end of fiscal 1996 that were deemed necessary to pay plan benefits. In February 1997, the Board of Directors of RMI (the "RMI Board") approved the termination of the Death Benefits Plan and the Company recorded a pretax nonrecurring benefit of $5,000,000, which reflects the reversal of the amount previously accrued for plan benefits. The Company had no outstanding obligations or any future obligations under the Death Benefits Plan at termination date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Death Benefits Plan."
(5) Basic earnings per share ("Basic EPS") is calculated by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share ("Diluted EPS") also includes the dilutive effect of the issuance of stock options. For the purpose of calculating the dilutive effect of stock options in Diluted EPS, the Company utilizes the per-share book value at the end of each corresponding period, as the Share Repurchase Plan permits selling shareholders to offer their shares to the Company for redemption at book value as calculated in accordance with the terms of the plan.
(6)  Amounts reflected for the six-month periods represent annualized amounts.
(7)  Shown as of the end of period.
(8) Adjusted to give effect to the following nonrecurring items, which will be recorded in the quarter that the Offering is consummated, assuming an
     initial public offering price of $   per share: (i) $     in compensation-
     related stock option expense arising from recognition of the difference between the estimated market value of the Common Stock, based on the assumed initial public offering price, and the book value of the Common Stock immediately preceding the Offering, for all variable-award, book-value-based stock options outstanding on the date of consummation of the Offering, resulting from conversion of the Assumed Plans from variable-award, book-value-based plans to fixed-award, fair-value-based plans, (ii)
     $     in compensation expense (net of tax) related to the Share Repurchase
     Plan for the difference between the market value of the Common Stock, based on the assumed initial public offering price, and the book value of the Common Stock immediately preceding the Offering, for all book-value-based Repurchase SARs outstanding on the date of consummation of the Offering, and (iii) the sale by the Company of 1,462,500 shares of Common Stock in the Offering and the application of the estimated net proceeds therefrom.
(9) Book value per common share outstanding is calculated by dividing total shareholders' equity by the number of shares of common stock outstanding as of March 27, 1998, or as described in footnote 8 above.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. Investors should carefully review the information contained elsewhere in this Prospectus and should particularly consider the information stated below.

GENERAL RISKS OF THE SECURITIES INDUSTRY

  The securities industry, by its nature, is subject to numerous and substantial risks, including the risk of declines in price level and volume of transactions, losses resulting from the ownership, trading or underwriting of securities, risks associated with principal activities, the failure of counterparties to meet commitments, customer, employee or issuer fraud risk, litigation, customer claims alleging improper sales practices, errors and misconduct by brokers, traders and other employees and agents (including unauthorized transactions by brokers), and errors and failure in connection with the processing of securities transactions. Many of these risks may increase in periods of market volatility or reduced liquidity. In addition, the amount and profitability of activities in the securities industry are affected by many national and international factors, including economic, political and market conditions; broad trends in industry and finance; level and volatility of interest rates; legislative and regulatory changes; currency values; inflation; and availability of short-term and long-term funding and capital, all of which are beyond the control of the Company. Any one or more of these factors may contribute to declines in the volume of securities transactions and in market liquidity, which generally will result in lower revenues from trading activities and commissions. Lower securities price levels may also result in a reduced volume of transactions, as well as losses from declines in the market value of securities held in trading, investment and underwriting positions. In periods of low volume, the fixed nature of certain expenses, including salaries and benefits, computer hardware and software costs, communications expenses and office leases, will adversely affect profitability. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets in which the Company may incur losses in its principal trading and market-making activities.

  Several current trends are also affecting the securities industry, including increasing consolidation, increased use of technology, increasing use of discount and online electronic brokerage services, and greater self-reliance of individual investors and greater investment in mutual funds. There can be no assurance that these trends or future changes will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

DEPENDENCE ON, AND ABILITY TO RETAIN AND RECRUIT, KEY PERSONNEL

  The Company's business depends on the highly skilled, and often highly specialized, individuals it employs. Retention of research, sales and trading, management, investment banking and administrative professionals is particularly important to the Company's prospects. Highly skilled employees of brokerage firms, particularly traders, research analysts and retail and institutional brokers, are currently heavily recruited. The level of competition for key personnel has increased recently. The loss of a research or sales and trading professional or key manager, particularly a senior professional or manager with a broad range of contacts or clients, could materially and adversely affect the Company's results of operations or cash flows.

  The Company believes it will need to increase the number of its personnel to meet its growth objectives. Competition for employees with the qualifications desired by the Company is intense, especially with respect to research analysts and highly-productive sales and trading professionals. The Company believes that continuing competition may cause its compensation costs to increase. The failure to recruit and retain new employees in a timely manner could materially and adversely affect the Company's results of operations or cash flows.

  The Company depends on a number of key employees, including Lesa A. Sroufe, Chief Executive Officer, Robert J. Mortell, Jr., President and Chief Operating Officer, Mark A. McClure, Executive Vice President,

V. Lawrence Bensussen, Chief Financial Officer, and John L. MacKenzie, an employee and a director. Although these employees, together with a number of other significant employees, have entered into limited noncompetition and nonsolicitation agreements, the majority of the Company's employees are not subject to noncompetition or nonsolicitation agreements that would prevent them from leaving and competing with the Company and soliciting clients of the Company. The Company has historically attempted to attract and retain employees by offering equity-based incentive compensation arrangements that are tied to the book value of the Common Stock. After the Offering, the value of stock options granted by the Company will be tied to the market value of the Common Stock, which may fluctuate for a variety of reasons, including reasons unrelated to the Company's performance. There can be no assurance that the incentive compensation offered by the Company after the Offering will be as effective in recruiting and retaining personnel as were the Company's prior equity-based incentive compensation arrangements, particularly if the market price of the Common Stock declines or fails to appreciate sufficiently.

  The Company believes that the structure of its equity-based incentive compensation arrangements has, in the past, provided employees with disincentives to terminate employment, due to the Company's rights to repurchase, at book value, Common Stock held by employees, which has accounted in part for the Company's low historic turnover rate. Termination of the Company's repurchase rights, and increased liquidity for employees' shares of Common Stock upon consummation of the Offering, may substantially reduce the effectiveness of the Company's compensation arrangements in providing employees additional incentives to remain with the Company.

RECENT CHANGES TO MANAGEMENT; ARRANGEMENT WITH BROOKS G. RAGEN

  Although the Company's senior executives have worked together at RMI for several years, RMI has changed its Chief Executive Officer twice in the past two years; Lesa A. Sroufe has been Chief Executive Officer of RMI since February 1998. Any disruption in the Company's operation as a result of these changes could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, there can be no assurance that management will be able to successfully implement the Company's growth strategy or that such strategy will be effective. The inability of management to succeed in such efforts could have an adverse effect on the Company's business, financial condition, results of operations or cash flows.

  Brooks G. Ragen, a founder of RMI's predecessor, RMI's former Chairman and Chief Executive Officer, RMI's largest shareholder and a senior, highly productive retail broker with RMI, has entered into an agreement pursuant to which he intends to establish and be employed by a newly formed corporation that will serve as a correspondent of RMI. See "Certain Relationships and Related Transactions." There can be no assurance that a change in the nature of Mr. Ragen's relationship with the Company will not, by reason of the loss of retail brokerage clients, corporate finance referrals, or otherwise, have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

DEPENDENCE ON PROPRIETARY RESEARCH

  A significant portion of the Company's retail and institutional brokerage and correspondent business is derived from recommendations made by the Company's research department. If an investment strategy derived from the buy and sell recommendations made by the Company's research department were to underperform key market indices, if clients or brokers otherwise perceived less value in the Company's research or if the Company's research department decreased the number of buy and sell recommendations, the volume of the Company's business could decline, resulting in a loss of clients or brokers or difficulties in attracting new clients or brokers. In addition, there can be no assurance that the Company will be able to retain the services of key members of its research department. Any decline in the perceived value of the Company's research or in the number of recommendations or the loss of key members of the Company's research department could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's revenues and operating results may fluctuate from quarter to quarter and from year to year due to a variety of factors, including the volume of retail and institutional brokerage transactions (as affected in part by the number of buy and sell recommendations made by the Company's research department), market conditions, the performance of stocks recommended by the Company to retail and institutional clients, results of proprietary trading, variations in expenditures for personnel, litigation expenses and the expenses of expanding existing, and entering new, businesses. The Company could experience declines in net income or losses if demand for its services declines more quickly than the Company's ability to change its cost structure. The Company's selective approach to the expansion of its retail brokerage business may also result in a lack of predictability in revenues and income growth. Due to the foregoing and other factors, there can be no assurance that the Company will be able to sustain profitability on a quarterly or annual basis.

REGIONAL CONCENTRATION

  Most of the Company's customers, in particular in the retail brokerage and correspondent businesses, are located in the Pacific Northwest. In addition, the Company's research covers approximately 100 Northwest companies, many of which are in the software, high-technology, biotechnology, retail, aerospace or natural resources industries. Any significant business disruption or economic downturn that particularly affects clients or companies in the Pacific Northwest or the health of the industries concentrated in that region could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

COMPETITION

  The securities industry is intensely competitive. Ragen MacKenzie competes directly with national and regional full-service broker-dealers and a broad range of other financial service firms. Many of the Company's competitors have substantially greater capital and financial and other resources, and greater name recognition, than the Company. In addition, the Company competes for assets with a variety of broker-dealers and financial entities, including mutual funds, which have enjoyed significant growth in recent years as many retail investors have sought the diversification and other perceived benefits available from such investment vehicles.

  Competition has intensified as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than the Company. Many of these firms, because of their significantly greater financial capital and scope of operations, are able to offer their customers more product offerings, broader research capabilities, access to international markets and other products and services not offered by the Company, which may provide such firms with competitive advantages over the Company. The increasing competition and consolidation in the Company's principal businesses could strengthen the Company's competitors and adversely affect the Company's business.

  The Company also faces competition from companies offering discount and/or electronic brokerage services, including brokerage services provided over the Internet. These services represent a rapidly expanding segment of the securities industry. These competitors may have lower costs or provide fewer services, and may offer their customers more favorable commissions, fees or other terms than those offered by the Company. Commissions charged to customers of discount and electronic brokerage services have steadily decreased over the past several years, and the Company expects such decreases to continue. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as the Company, the Company's operating results could be adversely affected. There can be no assurance that the rapid development of discount and/or electronic brokerages, the decrease of commissions at such brokerages and the potential of disintermediation will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. See "Business--Competition."

  The Company believes that the principal competitive factors in the securities industry are the quality and ability of professional personnel, and relative prices of services and products offered. The Company and its competitors use direct solicitation of potential customers as a means of increasing business and furnish investment research publications in an effort to attract existing and potential clients. Many of the Company's competitors also engage in advertising programs, which the Company does not use to any significant degree. The Company believes that its ability to compete for retail customers depends largely upon the skill, reputation and experience of its retail brokers and the perceived value of its research product. However, there can be no assurance that these factors will continue to enable the Company to remain competitive.

MANAGEMENT OF GROWTH OF NEW AND EXISTING BUSINESSES

  The Company plans to expand through internal growth and, when the opportunity arises, may expand through acquisitions into related businesses, which may include businesses in which the Company may not have prior experience. Any such expansion could require significant capital resources and divert management's attention from the Company's existing businesses. There can be no assurance that the Company will be able to attract the personnel or expertise necessary for any such expansion, or that any such expansion will be successful. The failure of any such expansion could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Over the past several years, the Company has experienced growth in its business activities and the number of its employees. Ongoing growth will require the addition of new personnel, particularly retail brokers. There can be no assurance that management will be able to manage the Company's growth effectively, and any such failure could have an adverse effect on the Company's business, financial condition, results of operations or cash flows.

  The Company's growth has required and will continue to require increased investment in management personnel, financial and management systems and controls, and facilities, which, in the absence of continued revenue growth, would cause the Company's operating margins to decline from current levels. In addition, as is common in the securities industry, the Company is and will continue to be highly dependent on the effective and reliable operation of its communications and information systems. The Company believes that significant future growth may require implementation of new and enhanced communications and information systems and training of its personnel to operate such systems. In addition, the scope of procedures for ensuring compliance with applicable regulations and NASD rules have changed as the size and complexity of the Company's business has changed. Further growth may require the Company to implement additional compliance procedures. Any difficulty or significant delay in the implementation or operation of existing or new systems, or compliance procedures, or the training of personnel, could adversely affect the Company's ability to manage growth. See "Business--Accounting, Administration and Operations."

RISKS OF PROPRIETARY TRADING

  The Company engages in proprietary trading of certain fixed income securities, including U.S. government and agency zero coupon bonds and certain types of collateralized mortgage obligations ("CMOs"). In its trading activities, the Company generally acts as a wholesaler, buying round-lot and odd-lot positions, selling round-lot and odd-lot positions, and acting as a market-maker in odd-lot positions. In such transactions, the Company acts as a principal, undertaking the risk of a change in the price of such securities or being unable to resell such securities or cover short positions. These risks are exacerbated by the relative illiquidity of many of the securities that the Company trades, and by the Company's trading of CMOs, which can be more volatile than other securities as a result of the uncertainty of the timing of the cash flows from the residential mortgages that underlie such securities. Any losses from the Company's proprietary trading activities, including as a result of unauthorized trading by employees of the Company, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

  It is not possible to hedge completely the risks associated with interest rate fluctuations for many of the fixed income securities that the Company trades, primarily because the price movements of financial instruments typically used to hedge long positions in such securities may not precisely mirror the price movements of the hedged securities under all market conditions. Consequently, there can be no assurance that any procedures to prevent such loss will be successful. Any such loss could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. See "Business--Principal Transactions--Proprietary Trading."

RISKS ASSOCIATED WITH CLEARING OPERATIONS AND CORRESPONDENT BROKERAGE SERVICES

  RMI acts as a clearing broker for 18 correspondents with approximately 435 registered representatives. These correspondents, also known as "introducing brokers," are licensed broker-dealers which operate sales offices and depend on RMI for all back-office operations, including the execution and clearance of all trades. RMI does not supervise the sales practices of introducing brokers and depends on the introducing brokers to comply with all applicable requirements governing the relationship between brokers and their customers. The Company's clearing agreement with its correspondents requires the introducing brokers to indemnify and hold RMI harmless against any claims that may result from the sales practices of the introducing brokers. However, there can be no assurance that the Company will be adequately protected by virtue of such indemnity obligations against damages that may result from misconduct by introducing brokers.

  In addition, all accounts introduced by correspondents are carried on the books of RMI as customers of RMI. RMI is responsible to such customers for any errors it may commit in executing trades on their behalf. Errors in performing clearing functions or reporting could lead to civil penalties imposed by the Securities and Exchange Commission (the "Commission"), NASD, NYSE and other regulatory bodies. Errors in the clearing process also may lead to civil liability for actions in negligence brought by parties who are financially harmed as a result of clerical errors related to the handling of customer funds and securities. There can be no assurance that any of such errors will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Any extensions of credit to such customers are the responsibility of RMI and expose the Company to risk of loss. See "--Risks of Extension of Credit."

  The expenses associated with correspondent brokerage services are generally fixed, and therefore any loss of revenues associated with these services may have a disproportionate effect on net income. A small number of correspondents account for a significant portion of the Company's correspondent business, and the Company has not entered into long-term contracts with its correspondents. The loss of any of these significant correspondents could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

POTENTIAL LOSSES DUE TO FRAUD OR MISTAKES

  The Company is exposed to the risk of significant losses as a result of customer fraud, employee errors, misconduct and fraud (including unauthorized transactions by traders) and failures in connection with the processing of securities transactions. There can be no assurance that the Company's risk management procedures and internal controls will prevent such losses from occurring.

RISKS OF EXTENSION OF CREDIT

  In connection with its clearing and execution services, the Company makes margin loans to its customers and correspondents' customers that are collateralized by securities of the recipients of such margin loans, and periodically borrows securities to cover trades. By permitting the purchase of securities on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of a customer's indebtedness secured by such collateral. The Company also from time to time extends credit to its correspondents to support their trading activities. Correspondents may not have sufficient capital to repay their obligations to the Company. In the normal course of business, the Company's customer and correspondent clearing activities also obligate the Company to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Although customers are required to complete their transactions on a specified settlement date (generally three business days after the trade date), the Company may incur losses if such obligations are not met. In addition, in accordance with regulatory guidelines, the Company collateralizes borrowings of securities by depositing cash or securities with lending institutions. Failure to maintain cash deposit levels at all times at least equal to the value of the related securities can subject the Company to risk of loss should there be sharp changes in market values of substantial amounts of securities and parties to the borrowing transactions fail to honor their commitments. See "Business--Interest Income and Customer Financing."

REGULATION; NYSE INSPECTION

  The Company's business and the securities industry in general are subject to extensive regulation in the United States at both the federal and state levels, as well as by self-regulatory organizations ("SROs") such as the NYSE and the NASD. In addition, the Commission, the NYSE and various other regulatory agencies have stringent rules with respect to the protection of customers and maintenance of specified levels of net capital by broker-dealers. A significant operating loss or any unusually large charge against net capital could curtail the Company's ability to expand or even continue its existing level of business. See "Regulation" and "Net Capital Requirements." The regulatory environment in which the Company operates is subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the Commission, other U.S. governmental regulators or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by the Commission, other federal and state governmental authorities and SROs.

  RMI is subject to periodic examination by the Commission, SROs and various state authorities. RMI's sales practice operations, record-keeping, supervisory procedures and financial position may be reviewed during such examinations to determine if they comply with the rules and regulations designed to protect customers and protect the solvency of broker-dealers. Examinations may result in the issuance of a letter to RMI noting perceived deficiencies and requesting RMI to take corrective action. Deficiencies could lead to further investigation and the possible institution of administrative proceedings, which may result in the issuance of an order imposing sanctions upon RMI and/or its personnel. Sanctions against RMI may include a censure, cease and desist order, monetary penalties or an order suspending RMI for a period of time from conducting certain or all of its securities operations. Sanctions against individuals may include a censure, cease and desist order, monetary penalties or an order restricting the individual's activities or suspending the individual from association with RMI. In egregious cases, RMI or its personnel could be expelled from an SRO or barred from the securities industry. RMI has never been the subject of any administrative proceedings by the Commission, an SRO or any state authority. However, there can be no assurance that such proceedings will not be initiated against RMI or its personnel in the future.

  The Company's business may be materially affected not only by regulations applicable to it as a financial market intermediary, but also by regulations of general application. For example, the volume and profitability of the Company's or its customers' trading activities in a specific period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. See "Regulation."

  As part of its regular examination cycle, the NYSE inspected RMI in 1997. Following that inspection, various issues regarding registration and bookkeeping requirements, order execution procedures and supervision relating to such requirements and procedures were referred to the NYSE's Division of Enforcement (the "Division") for further consideration. In addition, the Commission and NASD Regulation (the "NASDR") are also aware of the issues raised by the NYSE inspection. The Division, as well as the Commission and the NASDR, are considering what further steps, if any, to take. Those steps could include a determination that no enforcement proceeding is appropriate, undertaking further inquiries, or commencing an enforcement proceeding. Although the Company believes that there are defenses in connection with these issues, there can be no assurance that the Division, or another regulator, will not commence an enforcement proceeding. If an enforcement proceeding were commenced and that proceeding were to result in a conclusion that RMI or its employees, including executives with ultimate supervisory responsibility, violated or failed to enforce securities rules or regulations, sanctions for such violations could range from a letter of caution or censure, to financial costs and penalties or various limitations on firm or employee activity, including individual suspensions. There can be no assurance that such sanctions, including suspensions of the Company's employees or executives, would not have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or timing of the Offering. See "Regulation."

LITIGATION AND POTENTIAL SECURITIES LAW LIABILITY

  Many aspects of the Company's business involve substantial risks of liability. There has been an increase in litigation and arbitration within the securities industry in recent years, including class action suits seeking substantial damages. Broker-dealers such as RMI are subject to claims by dissatisfied customers, including claims alleging they were damaged by improper sales practices such as unauthorized trading, churning, sale of unsuitable securities, use of false or misleading statements in the sale of securities, mismanagement and breach of fiduciary duty. RMI may be liable for the unauthorized acts of its retail brokers and independent contractors if it fails to adequately supervise their conduct. As an underwriter, the Company may be subject to substantial potential liability under federal and state law and court decisions, including liability for material misstatements and omissions in prospectuses or otherwise with respect to securities offerings. The Company may be required to contribute to a settlement, defense costs or a final judgment in certain legal proceedings or arbitrations involving past underwriting and in actions that may arise in the future. As is common in the securities industry, the Company does not carry insurance that would cover any such payments. In addition, the charter documents of Ragen MacKenzie Group Incorporated and RMI provide for indemnification of Ragen MacKenzie Group Incorporated's and RMI's officers and directors. The adverse resolution of any legal proceedings involving the Company could have a material adverse effect on its business, financial condition, results of operations or cash flows. See "Business--Litigation and Potential Securities Law Liability."

MARKET, CREDIT AND LIQUIDITY RISKS ASSOCIATED WITH MARKET-MAKING, PRINCIPAL TRADING AND UNDERWRITING ACTIVITIES

  The Company's market-making, principal trading and underwriting activities often involve the purchase, sale or short sale of securities as principal. Such activities subject the Company's capital to significant risks from markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. Such market conditions could limit the Company's ability to resell securities purchased or to repurchase securities sold short. Such activities subject the Company's capital to significant risks, including market, credit, counterparty and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without any action on the part of the Company. Credit risk relates generally to the ability of third parties to whom the Company has extended credit to repay amounts owed to the Company. Counterparty risk relates to whether a financial counterparty will fulfill its contractual obligations, which may include delivery of securities or payment of funds. Liquidity risk relates to the Company's inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. In addition, the Company tends to concentrate its trading positions in a more limited number of portfolio companies than many other national securities brokerages, which might result in higher trading losses than would occur if the Company's positions were less concentrated.

DEPENDENCE ON SYSTEMS; YEAR 2000 COMPLIANCE

  The Company's business is highly dependent on communications and information systems, primarily systems provided by nationally recognized, third-party vendors. Any failure or interruption of the Company's systems or systems provided by third-party vendors could cause delays or other problems in the Company's securities trading activities, which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Such failures and interruptions may result from the inability of certain systems (including those of the Company and, in particular, those of third-party vendors to the Company) to recognize the Year 2000. The Company has undertaken a project to identify and take appropriate actions with respect to systems that are non-Year 2000 compliant and intends for such actions to be implemented by the end of 1998. The Company expects that its total costs of Year 2000 compliance for its systems will not be material. There can be no assurance, however, that any Year 2000 issue relating to the Company's systems or those of third-party vendors to RMI will be resolved by the upcoming turn of the century or that the costs incurred by the Company in addressing the issue will not exceed its current expectation. The failure of the Company to implement its Year 2000 corrections in a timely fashion or in accordance with its current costs estimates, or the failure of other companies to correct Year 2000 issues or their non-Year 2000 compliant systems on which the Company's systems rely in a timely fashion, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, there can be no assurance that the Company, or companies that have systems on which the Company's systems rely, will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that the Company's backup procedures and capabilities in the event of any such failure or interruption will be adequate.

CONSTRAINTS IMPOSED BY NET CAPITAL REQUIREMENTS

  The Commission, the NYSE, and various other securities exchanges and other regulatory bodies in the United States have rules with respect to net capital requirements that affect RMI as a broker-dealer. These rules are designed to ensure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and their business activities. These rules (the "Net Capital Requirement Rules") have the effect of requiring that a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to suspension or revocation of its registration by the Commission and suspension or expulsion by the NASD and other regulatory bodies, and ultimately may require its liquidation. Compliance by RMI with such Net Capital Requirement Rules could limit certain operations that require intensive use of capital, such as underwriting or trading activities. The Net Capital Requirement Rules could also restrict the ability of the Company to withdraw capital, even in circumstances where RMI has more than the minimum amount of required capital, which, in turn, could limit the ability of the Company to pay dividends, implement its strategies, pay interest on and repay the principal of its debt and redeem or repurchase shares of outstanding capital stock. In addition, a change in such Net Capital Requirement Rules or the imposition of new rules affecting the scope, coverage, calculation or amount of such net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

RISKS OF UNDERWRITTEN TRANSACTIONS

  RMI from time to time participates in corporate and, to a lesser extent, municipal securities distributions as a co-manager of an underwriting syndicate or as a member thereof, or as a member of a selling group. Underwriting syndicate or selling group participation involves economic and regulatory risks. Underwriting syndicates agree to purchase securities at a discount from the public offering price. If the securities are sold below the syndicate cost, an underwriter is exposed to losses on the securities it has committed to purchase. In some cases, as a result of illiquid markets, an underwriter may be unable to resell securities it has committed to purchase. In the past several years, investment banking firms have increasingly underwritten offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In addition, under federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. Losses resulting from underwritten transactions, particularly as a result of securities litigation, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. See "Business--Investment Banking and Underwriting."

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

  The Company's directors and executive officers, in the aggregate, and the Company's employees, in the aggregate, will beneficially own approximately
    % and     %, respectively, of the outstanding shares of Common Stock after
the Offering (  % and   %, respectively, if the Underwriters' over-allotment
option is exercised in full). As a result, the Company's directors, executive officers and employees, acting together, would be able to significantly influence or control many matters requiring approval by the shareholders of the Company, including, without limitation, the election of directors and approval of significant corporate transactions, and will have power to prevent shareholder action or approvals requiring a majority vote. In addition, this concentration of ownership and voting power may have the effect of accelerating, delaying or preventing a change in control of the Company or otherwise affect the ability of any shareholder to influence the policies of the Company. See "Management."

HOLDING COMPANY STRUCTURE; RISKS OF REGULATED SUBSIDIARY

  Substantially all of the Company's revenues will be generated by RMI. Ragen MacKenzie Group Incorporated, the issuer of the shares offered hereby, will rely exclusively on distributions from RMI for funds to pay dividends, implement its strategies and redeem or repurchase shares of outstanding capital stock. Ragen MacKenzie Group Incorporated's ability to receive distributions from RMI may be limited by the Net Capital Requirement Rules, restrictions that may be imposed by any borrowing arrangements, or by the earnings, financial condition and cash requirements of RMI. Additionally, there can be no assurance that RMI will be able to obtain funds through financing activities. These factors may impose limitations on or prevent Ragen MacKenzie Group Incorporated from paying dividends, implementing its strategies or repurchasing shares of its capital stock.

ANTITAKEOVER CONSIDERATIONS

  Ragen MacKenzie Group Incorporated's Board of Directors (the "RMGI Board") has the authority to issue up to 10,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"), in one or more series and to fix the designations, preferences, limitations and relative rights with respect to such shares without any further vote or action by Ragen MacKenzie Group Incorporated's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. This authority, together with certain provisions of the Ragen MacKenzie Group Incorporated's Articles of Incorporation (the "Articles") and Bylaws, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of Ragen MacKenzie Group Incorporated, even if shareholders may consider such a change in control to be in their best interests. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of Ragen MacKenzie Group Incorporated. See "Description of Capital Stock."

POTENTIAL CONFLICTS OF INTEREST FROM SELF-UNDERWRITING

  Raymond James & Associates, Inc. ("Raymond James") and RMI are acting as the representatives of the Underwriters (the "Representatives"). Accordingly, underwriting discounts and commissions received by RMI will benefit the Company. As the parent company of Ragen MacKenzie Group Incorporated before the Reorganization and a wholly owned subsidiary of Ragen MacKenzie Group Incorporated after the Reorganization, RMI's role as one of the Representatives may create certain conflicts of interest. Pursuant to Rule 2720 of the Conduct of Rules of the NASD, Raymond James, which does not have such a conflict, will act as a "Qualified Independent Underwriter" in the Offering. See "Underwriting--Determination of Price."

ABSENCE OF PRIOR MARKET FOR COMMON STOCK

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, will be sustained following the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and Raymond James, and may not be indicative of the market price of the Common Stock after the Offering. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting-- Determination of Price." Certain factors, such as sales of Common Stock into the market by existing shareholders, fluctuations in operating results of the Company or its competitors, market conditions generally for equity securities of similar companies and market conditions generally for companies in the securities industry could cause the market price of the Common Stock to fluctuate substantially. In addition, the market prices of many securities have been highly volatile in recent years, often as a result of factors unrelated to a company's operations. Accordingly, the market price of the Common Stock may decline even if the Company's results of operations or prospects have not changed.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have     shares of Common
Stock outstanding, of which     shares were registered for issuance in
connection with the Reorganization on a registration statement on Form S-4 and 2,250,000 shares were sold in the Offering (2,587,500 shares assuming the Underwriters' over-allotment option is exercised in full). Common Stock received by nonaffiliates of Ragen MacKenzie Group Incorporated or RMI in either the Reorganization or the Offering are freely resalable without restriction under the Securities Act, unless subject to restrictions on resale
under lock-up agreements with the Underwriters.     of the     shares
outstanding upon consummation of the Offering, plus       shares issuable upon
exercise of options, are subject to lock-up agreements in addition to any notice, manner of sale and volume restrictions that may be imposed on affiliates of Ragen MacKenzie Group Incorporated or of RMI by Rule 145, with respect to shares received in the Reorganization, and on affiliates of Ragen MacKenzie Group Incorporated by Rule 144, with respect to shares purchased in the Offering or acquired upon exercise of options registered pursuant to the Form S-8 (as hereinafter defined) .

  Under the lock-up agreements, the Company, all executive officers and directors of the Company, the Selling Shareholders and other shareholders that hold, individually, more than 10,000 shares of Common Stock (including shares issued on exercise of options to acquire Common Stock) have agreed not to sell, directly or indirectly during certain periods, any shares owned by them without the prior written consent of Raymond James. An aggregate of
shares, plus an aggregate of          shares issuable upon exercise of vested
options, are subject to such lock-up agreements. Of these shares, the following number of shares will be available for sale free of the lock-up agreements at the following times, subject to, in certain instances, the
resale limitations of Rules 144 and 145:        shares 90 days following the
closing of the Offering,        additional shares 180 days following the
closing of the Offering,        additional shares 270 days following the
closing of the Offering and     additional shares 360 days following the
closing of the Offering. Raymond James may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to the lock-up agreements.

  The Company intends to file a registration statement on Form S-8 under the Securities Act immediately following the consummation of the Reorganization to
register the future issuance of up to            shares of Common Stock under
the Assumed Plans and the 1998 Plan (the "Form S-8"). Shares issued under the Assumed Plans and the 1998 Plan after the effective date of the Form S-8 will be freely tradeable in the open market, unless subject to the lock-up agreements and, in the case of sales by affiliates of Ragen MacKenzie Group
Incorporated, subject to certain requirements of Rule 144. As of April   ,
1998, options to purchase approximately            such shares of Common Stock
will be vested.

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the Offering. The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that such sales will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of Common Stock in the Offering will experience immediate and
substantial dilution of $    per share in net tangible book value, as
adjusted, based on an assumed initial public offering price of $    per share.
To the extent that currently outstanding options to purchase Common Stock are exercised, purchasers of Common Stock will experience additional dilution. See "Dilution."

NO SPECIFIC USE OF PROCEEDS

  The Company has not designated any specific use for the net proceeds from the sale by the Company of Common Stock offered hereby. Rather, the Company intends to use the net proceeds for working capital and other general corporate purposes, including expansion of the Company's research department and retail brokerage and correspondent businesses, possible expansion into related securities businesses and possible acquisitions. Accordingly, management will have significant flexibility in applying the net proceeds of the Offering. See "Use of Proceeds."

                                  THE COMPANY

  Ragen MacKenzie Group Incorporated, a Washington corporation, was incorporated in April 1998 to serve as a holding company for all of the operations of RMI pursuant to the Reorganization. RMI was incorporated as a Washington corporation in 1987, the year in which it succeeded to the business of Cable, Howse & Ragen, a Washington limited partnership formed in 1982. The Reorganization will take place prior to the completion of the Offering. Following the Reorganization, the Company will operate as a holding company and will be the sole shareholder of RMI. Unless the context otherwise requires, (i) references to "Ragen MacKenzie" and the "Company" refer to Ragen MacKenzie Group Incorporated, a Washington corporation, and its predecessor and subsidiary, RMI and (ii) the information in this Prospectus assumes consummation of the Reorganization without exercise of dissenters' rights.

  The Company's executive offices are located at 999 Third Avenue, Suite 4300, Seattle, Washington 98104, and its telephone number is (206) 343-5000.

                                REORGANIZATION

  Prior to the completion of the Offering, RMI will merge with and into a wholly owned subsidiary of Ragen MacKenzie Group Incorporated for the purpose of creating a holding company structure with Ragen MacKenzie Group Incorporated as the parent corporation of RMI. Shareholders who were previously shareholders of RMI immediately prior to the Reorganization (other than those who properly exercise dissenters' rights) will become shareholders of Ragen MacKenzie Group Incorporated immediately after the Reorganization. The primary purposes of the Reorganization are to provide flexibility for the business operations and management of the Company and to broaden the Company's alternatives for future financing.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of 1,462,500 shares of Common Stock in the Offering, assuming an initial public offering
price of $      per share and after deducting underwriting discounts and
commissions and estimated offering expenses, are estimated to be approximately
$      million. The Company intends to use the net proceeds to be received by it for working capital and other general corporate purposes, including expansion of the Company's research department and retail brokerage and correspondent businesses, possible expansion into related securities businesses and possible acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Pending such uses, the net proceeds will be used to pay down current short-term borrowings that bear interest at 5.9% as of March 27, 1998.

  The Company will not receive any proceeds from shares of Common Stock sold by the Selling Shareholders. See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

  The Company has not previously paid dividends on its Common Stock and has no present intention to pay dividends in the future. The timing and amount of future dividends, if any, will be determined by the RMGI Board and will depend, among other factors, on the Company's earnings, financial condition and cash requirements at the time such payment is considered.

                                CAPITALIZATION

  The following table sets forth the Company's capitalization as of March 27, 1998, and as adjusted to give effect to (i) nonrecurring charges that will be recorded in the quarter that the Offering is completed and (ii) the sale by the Company of 1,462,500 shares of Common Stock in the Offering at an assumed
initial public offering price of $   per share, after deducting underwriting
discounts and commissions and estimated offering expenses, and application of the estimated net proceeds therefrom. See footnote 8 to the table set forth in "Prospectus Summary--Summary Financial Information."

                                                              MARCH 27, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Short-term borrowings..................................... $ 56,900   $
Long-term debt............................................      --        --
Shareholders' equity:
  Preferred Stock: $0.01 par value per share; 10,000,000
   shares authorized, none outstanding....................      --        --
  Common Stock: $0.01 par value per share; 50,000,000
   shares authorized; 10,790,870 shares issued and
   outstanding, actual;        shares issued and
   outstanding, as adjusted(1)............................      108
  Additional paid-in capital..............................   22,950
  Retained earnings.......................................   56,824
                                                           --------   -------
    Total shareholders' equity............................   79,882
                                                           --------   -------
    Total capitalization.................................. $136,782   $
                                                           ========   =======

--------
(1) Based on shares outstanding at March 27, 1998. Does not include (i) 1,231,255 shares of Common Stock issuable upon the exercise of stock options outstanding and exercisable under the Company's stock option plans as of March 27, 1998 with a weighted average per share exercise price of $5.21, and (ii) 605,555 shares of Common Stock issuable upon the exercise of stock options that the Company has agreed to issue, upon satisfaction of certain performance goals, or that have been issued and will vest upon satisfaction of certain performance goals.

                                   DILUTION

  As of March 27, 1998, the Company's net tangible book value was approximately $79,882,000, or $7.40 per share of Common Stock. Net tangible book value per share represents the Company's total assets less intangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value, as adjusted, after March 27, 1998, other than to give effect to
(i) the nonrecurring charges that will be recorded in the quarter that the Offering is completed (see footnote 1 below) and (ii) the sale by the Company of shares of Common Stock in the Offering at an assumed initial public
offering price of $    per share, after deducting underwriting discounts and
commissions and estimated offering expenses, and the receipt by the Company of the estimated net proceeds therefrom (see footnote 8 to the table set forth in "Prospectus Summary--Summary Financial Information"), the net tangible book value of the Company as of March 27, 1998, as adjusted, would have been
approximately $      million, or $      per share. This represents an
immediate increase in net tangible book value, as adjusted, of $      per
share to existing shareholders and an immediate dilution of $      per share
to purchasers of shares of Common Stock in the Offering, as illustrated by the following:

   Assumed initial public offering price per share...................       $
     Net tangible book value per share as of March 27, 1998.......... $7.40
     Net tangible book value per share as of March 27, 1998, as adjusted(1)....................................................
                                                                      -----
     Increase per share attributable to new investors................
                                                                      -----
   Net tangible book value per share after the Offering, as
    adjusted(2)......................................................
                                                                            ----
   Dilution per share to new investors...............................       $
                                                                            ====

  The following table summarizes as of March 27, 1998, after giving effect to the Offering, the differences between existing shareholders and purchasers of shares of Common Stock in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                 SHARES
                            PURCHASED(3)(4)   TOTAL CONSIDERATION
                           ------------------ ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           ---------- ------- ----------- ------- -------------
   Existing shareholders.. 10,790,870   88.1% $15,417,868       %     $1.43
   New investors..........  1,462,500   11.9
                           ----------  -----  -----------  -----
     Total................ 12,253,370  100.0% $            100.0%
                           ==========  =====  ===========  =====

--------
(1) Adjusted to give effect to the following nonrecurring items, which will be recorded in the quarter that the Offering is consummated, assuming an
    initial public offering price of $     per share: (i) $                in
    compensation-related stock option expense arising from recognition of the difference between the estimated market value of the Common Stock, based on the assumed initial public offering price, and the book value of the Common Stock immediately preceding the Offering, for all variable-award, book-value-based stock options outstanding on the date of consummation of the Offering, resulting from conversion of the Assumed Plans from variable-award, book-value-based plans to fixed-award, fair-value-based
    plans, and (ii) $                in compensation expense (net of tax)
    related to the Share Repurchase Plan for the difference between the market value of the Common Stock, based on the assumed initial public offering price, and the book value of the Common Stock immediately preceding the Offering, for all book-value-based Repurchase SARs outstanding on the date of consummation of the Offering.

(2) See footnote 8 to "Prospectus Summary--Summary Financial Information."

(3) Based on shares outstanding at March 27, 1998. Does not include (i) 1,231,255 shares of Common Stock issuable upon the exercise of stock options outstanding and exercisable under the Company's stock option plans as of March 27, 1998 with a weighted average per share exercise price of $5.21, and (ii) 605,555 shares of Common Stock issuable upon the exercise of stock options that the Company has agreed to issue, upon satisfaction of certain performance goals, or that have been issued and will vest upon satisfaction of certain performance goals.

(4) The above table is based on ownership as of March 27, 1998. Sales by the Selling Shareholders in the Offering will reduce the number of shares held
    by existing shareholders to            shares, or    % (   % if the
    Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering, and will
    increase the number of shares held by new investors to            shares,
    or    % (   % if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

  The following selected financial data are qualified in their entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The statements of income data for each of the fiscal years in the three-year period ended September 26, 1997 and the balance sheets data as of September 27, 1996 and September 26, 1997 have been derived from the audited financial statements of the Company, which were audited by Deloitte & Touche LLP, independent auditors, as indicated in their report included elsewhere in this Prospectus. The statements of income data for fiscal 1993 and 1994 and the balance sheets data as of September 24, 1993, September 30, 1994 and September 29, 1995 are derived from audited financial statements that are not included herein. The statements of income data and the balance sheets data as of and for the six-month periods ended March 28, 1997 and March 27, 1998 are derived from unaudited financial statements included herein which, in the opinion of management of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such periods. The results of operations for the six-month period ended March 27, 1998 are not necessarily indicative of results that may be expected for any other interim period or for the full year. The Company utilizes a 52- or 53-week fiscal year ending on the Friday on or immediately prior to September 30. Fiscal 1994 was a 53-week year and fiscal 1993 and fiscal 1995 through 1997 were 52-week years. The six-month periods ended March 28, 1997 and March 27, 1998 each contain 26 weeks.

                                                                                 SIX-MONTH
                                          FISCAL YEAR ENDED                    PERIOD ENDED
                          ------------------------------------------------- -------------------
                          SEPT. 24, SEPT. 30, SEPT. 29, SEPT. 27, SEPT. 26, MARCH 28, MARCH 27,
                            1993      1994      1995      1996      1997      1997      1998
                          --------- --------- --------- --------- --------- --------- ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME
 DATA:
Principal transactions,
 net....................   $18,335   $20,412   $21,683   $23,526   $23,566   $11,240   $12,912
Commissions.............    17,986    18,275    19,553    28,516    30,758    14,588    17,821
Other...................     2,577     3,814     2,524     3,569     4,078     2,219     3,034
                           -------   -------   -------   -------   -------   -------   -------
 Total operating
  revenues..............    38,898    42,501    43,760    55,611    58,402    28,047    33,767
Interest income.........     7,876    11,316    18,641    24,210    30,179    13,932    17,315
                           -------   -------   -------   -------   -------   -------   -------
 Total revenues.........    46,774    53,817    62,401    79,821    88,581    41,979    51,082
Interest expense........     4,876     6,978    13,052    16,230    19,694     9,138    11,104
                           -------   -------   -------   -------   -------   -------   -------
 Net revenues...........    41,898    46,839    49,349    63,591    68,887    32,841    39,978
                           -------   -------   -------   -------   -------   -------   -------
Non-interest expenses:
Compensation and
 benefits(1)(2).........    23,053    25,419    25,925    33,924    35,176    16,878    20,728
Key person death
 benefits plan(3).......     1,150       800     2,450       --     (5,000)   (5,000)      --
Occupancy and equipment.     3,725     3,921     3,949     3,938     4,714     2,097     2,641
Communications..........     2,028     2,620     2,588     2,776     3,276     1,528     1,774
Clearing and exchange
 fees...................     1,938     1,963     2,282     2,344     2,338     1,161     1,428
Other...................     2,028     2,359     2,381     3,854     3,534     1,837     1,634
                           -------   -------   -------   -------   -------   -------   -------
 Total non-interest
  expenses..............    33,922    37,082    39,575    46,836    44,038    18,501    28,205
                           -------   -------   -------   -------   -------   -------   -------
Income before taxes on
 income.................     7,976     9,757     9,774    16,755    24,849    14,340    11,773
Taxes on income.........     3,109     3,752     3,672     6,254     9,460     5,348     4,518
                           -------   -------   -------   -------   -------   -------   -------
Net income..............   $ 4,867   $ 6,005   $ 6,102   $10,501   $15,389   $ 8,992   $ 7,255
                           =======   =======   =======   =======   =======   =======   =======
Earnings per common
 share(4):
 Basic..................   $  0.68   $  0.79   $  0.73   $  1.10   $  1.54   $  0.91   $  0.70
 Diluted................      0.63      0.72      0.68      1.04      1.44      0.85      0.66

                                                                        AS OF AND FOR THE
                                                                            SIX-MONTH
                              AS OF AND FOR THE FISCAL YEAR ENDED         PERIOD ENDED
                          -------------------------------------------- -------------------
                           SEPT.    SEPT.    SEPT.    SEPT.    SEPT.   MARCH 28, MARCH 27,
                          24, 1993 30, 1994 29, 1995 27, 1996 26, 1997   1997      1998
                          -------- -------- -------- -------- -------- --------- ---------
OPERATING DATA:
Pretax income as a
 percentage of net
 revenues...............    19.0%    20.8%    19.8%    26.3%    36.1%     43.7%     29.4%
Annual return on average
 equity(5)..............    29.1%    25.0%    18.5%    23.3%    25.1%     31.1%     19.3%
Assets in retail
 brokerage accounts (in
 millions)(6)...........    N/A      N/A     $4,629   $5,862   $8,806   $6,571    $9,190
Number of employees(6)..     216      221      232      245      271       256       287
Number of retail
 brokers(6).............      56       62       65       65       74        67        78

BALANCE SHEETS DATA (IN
 THOUSANDS):
Total assets............  $310,139 $300,868 $436,068 $483,968 $665,877 $596,936  $697,314
Subordinated debentures.     1,148      815      --       --       --       --        --
Shareholders' equity....    20,020   28,096   37,776   52,523   70,248   63,008    79,882

--------
(1) Compensation and benefits includes a nondeductible expense recorded for the appreciation in book value between the option grant date and the option exercise date for stock options granted under the Assumed Plans of $1,213,000, $1,471,000, $955,000, $3,125,000, $2,223,000, $1,323,000 and
     $1,150,000 during fiscal 1993 through 1997 and the six-month periods ended March 28, 1997 and March 27, 1998, respectively. Upon consummation of the Offering, the existing option plans will become fixed-award, fair-value-based plans and the Company will make future stock option grants pursuant to a newly formed fixed-award stock option plan. Accordingly, future changes in the market value of the Common Stock will generally not result in ongoing charges to compensation expense.

(2) Compensation and benefits includes an expense recorded for the appreciation in book value between the grant date and the exercise date for the Repurchase SARs granted under RMI's book-value-based Share Repurchase Plan of $66,000 and $135,000 during fiscal 1997 and the six-month period ended March 27, 1998, respectively. No expenses were incurred during any other periods since no Repurchase SARs under the Share Repurchase Plan were outstanding during such periods. The Share Repurchase Plan will terminate upon consummation of the Offering.

(3) Reflects amounts recorded for benefits under the Death Benefits Plan. The Death Benefits Plan provided for certain payments to the estates of certain key employee-shareholders upon their deaths. The Death Benefits Plan was unfunded, but the Company had accrued amounts totaling $5,000,000 through the end of fiscal 1996 that were deemed necessary to pay plan benefits. In February 1997, the RMI Board approved the termination of the Death Benefits Plan and the Company recorded a pretax nonrecurring benefit of $5,000,000, which reflects the reversal of the amount previously accrued for plan benefits. The Company had no outstanding obligations or any future obligations under the Death Benefits Plan at termination date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Death Benefits Plan."

(4) Basic EPS is calculated by dividing net income by the weighted average number of shares outstanding. Diluted EPS also includes the dilutive effect of the issuance of stock options. For the purpose of calculating the dilutive effect of stock options in Diluted EPS, the Company utilizes the per-share book value at the end of each corresponding period, as the Share Repurchase Plan permits selling shareholders to offer their shares to the Company for redemption at book value as calculated in accordance with the terms of the plan.

(5)  Amounts reflected for the six-month periods represent annualized amounts.

(6)  Shown as of end of period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. In addition to historical information, the following contains certain forward-looking statements that involve known and unknown risks and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors," "Business" and elsewhere in this Prospectus.

OVERVIEW

  Ragen MacKenzie is the leading regional brokerage firm headquartered in the Pacific Northwest. The Company's primary business is retail securities brokerage, which it conducts through its Seattle headquarters and 10 additional offices in Washington, Oregon and Alaska, which include four offices operated by independent contractors. This business is directly supported by the Company's proprietary research efforts, which are based on a value-oriented, contrarian approach to investing. The Company's research department covers approximately 100 publicly traded companies headquartered in the Pacific Northwest and maintains the Recommended List, which includes selected regional and national stocks. Other aspects of the Company's business include proprietary trading of certain fixed income securities, institutional brokerage services, correspondent brokerage services and investment banking services.

  The Company has experienced significant revenue growth over the past five years while increasing profitability. Total revenues have increased at a compound annual growth rate of 17.3% from the end of fiscal 1993 to the end of fiscal 1997, from $46.8 million to $88.6 million. The Company's significant revenue growth is due in part to growth in customer assets, number of customer accounts and increases in the number and productivity of retail brokers. The Company's customer account balances doubled from $4.6 billion in September 1995 to $9.2 billion in March 1998. The Company's net income increased from $4.9 million to $15.4 million from the end of fiscal 1993 to the end of fiscal 1997, and its pretax profit margin increased from 19.0% to 36.1% from fiscal 1993 to fiscal 1997. Results of operations during these periods reflected accruals and reversal of amounts provided under the Death Benefits Plan, which was terminated in 1997. Amounts provided for benefits accrued under the plan in 1993 resulted in a decrease in margins from 21.8% to 19.0% for that year. The reversal of the amounts previously accrued under the plan upon its termination resulted in an increase in margins in 1997 from 28.8% to 36.1%. See "--Death Benefits Plan."

  The Company's profitability is affected by many factors, including retail brokerage activities, which generate revenues from customer trading activity and interest on customer assets held by the Company pending investment, changes in the number and productivity of the retail brokers, the level of securities trading volume, the volatility of securities prices and interest rates, economic conditions nationally and in the Pacific Northwest, income tax legislation and the general level of market prices for securities. While the Company's compensation expense is variable, many of its activities have fixed operating costs that do not decrease with reduced levels of activity.

  The increase in the Company's profitability over the last five years has been principally due to the growth in the number of retail brokers from 51 to 78 from the beginning of fiscal 1993 to March 27, 1998, an increase in broker productivity from $390,000 in fiscal 1993 to $560,000 for the 12-month period ended March 27, 1998, increases in customer account balances, increases in the Company's proprietary trading activities and a focus on containing expenses. The Company's profitability is also affected by changes in the volume of its correspondent business. As a substantial portion of the expenses associated with the Company's correspondent brokerage services are fixed, changes in revenues associated with these services may have a disproportionate impact on net income.

  During the six-month period ended March 27, 1998, the Company experienced increased levels of revenues compared to the corresponding period in fiscal 1997. In particular, revenues in RMI's retail brokerage business grew 20.5%, primarily due to significant growth in trading volume, an increase in average gross revenues per broker, and growth in the number of retail brokers over the comparative period. While the increase in trading volume generally resulted from market fluctuations during the quarter ended December 31, 1997, the addition of new brokers during the second half of fiscal 1997 contributed to the overall growth in retail revenues during the six-month period ended March 27, 1998. Additionally, the annualized percentage increase in revenues and net income of RMI's U.S. government and agency zero coupon bond trading operation in the first six months of fiscal 1998 was higher than in prior periods, resulting in part from continued improvements to trading systems, including adding new features to an existing automatic order system, and to the opportunistic reconstitution of certain U.S. government and agency zero coupon bonds.

  Declining interest rates and an improving economic environment contributed to a significant increase in activity in the equity markets in the United States during the latter part of 1995, which continued throughout 1996 and 1997. The Company's financial results have been and may continue to be subject to fluctuations due to the factors described above, or other factors. Consequently, the results of operations for a particular period may not be indicative of results to be expected for other periods.

DEATH BENEFITS PLAN

  In 1992, the Company adopted the Death Benefits Plan, which provided for the payment of supplemental benefits to the heirs of certain employee-shareholders in the event of their deaths. Benefits to be paid under the provisions of the Death Benefits Plan were determined as a function of the employee-shareholder's ownership of Common Stock and were to be provided to the heirs as a supplement to payments made by the Company in conjunction with the redemption of the book-value-based Common Stock. Provisions in the aggregate amount of $5,000,000 were made in the years 1992 through 1996 to record the obligation under the Death Benefits Plan.

  In February 1997, the Company adopted the Share Repurchase Plan pursuant to which certain employees may elect to receive a right to a Repurchase SAR upon the redemption of the shareholder's Common Stock. The amount to be paid to the Repurchase SAR holder is generally determined as the appreciation in the Common Stock over the two-year period subsequent to the Repurchase SAR grant date. As the Share Repurchase Plan served to provide additional liquidity in the Company's Common Stock, the Company elected to terminate the Death Benefits Plan. Accordingly, the previously established accruals under the Death Benefits Plan were reversed, resulting in a reduction of non-interest expenses of $5,000,000 in the second quarter of fiscal 1997. The Share Repurchase Plan will terminate upon consummation of the Offering.

  As the operation of the Death Benefits Plan has resulted in significant charges and credits to the Company's results of operations that will not continue in the future, the following information is provided to present information regarding the financial results of the Company, excluding the effects of the Death Benefits Plan, to assist in the future analysis of results and trends. Management believes that this is useful information; however, this presentation is not in conformity with generally accepted accounting principles ("GAAP") and should not be considered as an alternative to the GAAP presentation. Upon consummation of the Offering, certain other costs of operating as a public company will be incurred in the future that are not reflected in this presentation.

                                                                                 SIX-MONTH
                                          FISCAL YEAR ENDED                    PERIOD ENDED
                          ------------------------------------------------- -------------------
                          SEPT. 24, SEPT. 30, SEPT. 29, SEPT. 27, SEPT. 26, MARCH 28, MARCH 27,
                            1993      1994      1995      1996      1997      1997      1998
                          --------- --------- --------- --------- --------- --------- ---------
                                                     (IN THOUSANDS)
Historical income before
 taxes on income........   $7,976    $ 9,757   $ 9,774   $16,755   $24,849   $14,340   $11,773
Adjusted for accrual
 (reversal) of Death
 Benefits Plan..........    1,150        800     2,450       --     (5,000)   (5,000)      --
                           ------    -------   -------   -------   -------   -------   -------
Historical income before
 taxes, as revised......    9,126     10,557    12,224    16,755    19,849     9,340    11,773
Taxes on income,
 adjusted to eliminate
 effect of Death
 Benefits Plan..........    3,500      4,024     4,529     6,254     7,710     3,598     4,518
                           ------    -------   -------   -------   -------   -------   -------
Adjusted net income.....   $5,626    $ 6,533   $ 7,695   $10,501   $12,139   $ 5,742   $ 7,255
                           ======    =======   =======   =======   =======   =======   =======
Historical net income as
 reported...............   $4,867    $ 6,005   $ 6,102   $10,501   $15,389   $ 8,992   $ 7,255
                           ======    =======   =======   =======   =======   =======   =======

COMPONENTS OF REVENUES AND EXPENSES

  Operating Revenues. The Company's revenues are derived primarily from principal transactions, commissions and interest income. Principal transactions revenues include net revenues from the trading of securities by RMI as a principal, including sales credits and trading profits or losses, and are primarily derived from RMI's activities as a market-maker on Nasdaq and facilitating sales to customers and other dealers. Additionally, RMI derives principal transactions revenues from trading debt securities, primarily as part of its wholesale trading activity and for the benefit of its retail customers. Principal transactions revenues are affected primarily by fluctuations in transaction volume as well as by changes in the market value of securities for which RMI acts as principal. Commissions revenues include revenues resulting from executing transactions in securities as an agent and selling concessions on underwriting transactions. Other revenues include primarily fees from investment advisory services and investment banking revenues (other than selling concessions).

  Interest. Interest income is derived principally from investing customer credit balances, administrative fees earned on customer money-market accounts, lending to customers on margin and trading inventories. Interest expense reflects interest paid on customer credit balances and interest paid on bank loans and security repurchase agreements used to finance U.S. government, agency and mortgage-backed securities inventory.

  Non-Interest Expenses. Compensation and benefits expenses include sales commissions, trading and incentive compensation, which are primarily variable and are based on revenue production, and salaries, payroll taxes, employee benefits and temporary employee costs, which are relatively fixed in nature, and stock option expense. Occupancy and equipment expenses include rent and utility charges paid for the Company's facilities, expenditures for facilities repairs and upgrades, and depreciation of computer, telecommunications and office equipment. Communications expenses include charges from third-party providers of telecommunications services, printing and mailing costs for customer communications and news and market data services. Clearing and exchange fees include the cost of securities clearance, floor brokerage and exchange fees. Other expenses include state and local taxes, professional fees and miscellaneous expenses.

EFFECTS OF INFLATION

  Historically, inflation has not had a material effect on the Company's financial condition, results of operations or cash flows. The rate of inflation, however, affects the Company's expenses, such as employee compensation, rent and communications. Increases in these expenses may not be readily recoverable in the price the Company charges for its services. Inflation can have significant effects on interest rates, which in turn can affect prices and activities in the securities markets. These fluctuations may have an adverse effect on the Company's operations.

EARNINGS CHARGES IN QUARTER OFFERING IS CONSUMMATED

  In connection with certain events relating to the Offering, upon consummation of the Offering the Company will record nonrecurring charges to earnings,
resulting in an estimated net charge to earnings of $          in the quarter
in which the Offering is completed, assuming an initial public offering price
of $    per share. Given the magnitude of the net charge, the Company may report a loss for the quarter in which such charge is incurred.

  Upon consummation of the Offering, the Company's existing variable-award, book-value-based stock option plans will become fixed-award, fair-value-based plans. Accordingly, the Company will be required to record compensation expense
of approximately $       based on the difference between the book value of the
Company's stock immediately preceding the Offering and the estimated fair
market value of the stock (assuming an initial public offering price of $   per
share). Future stock options will be granted as fixed-award stock options under the Company's 1998 Plan. Upon consummation of the Offering, the Company will
also record compensation expense in the amount of $          (assuming an
initial public offering price of $    per share), which reflects the increase
in the value of the Common Stock underlying the Share Repurchase Plan. The Share Repurchase Plan will terminate upon consummation of the Offering, at which time the Company's liabilities under the Share Repurchase Plan will be determinable and final. See footnote 8 to the table set forth in "Prospectus Summary--Summary Financial Information" and Note 15 of the Company's Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data stated as a percentage of net revenues:

                                                                  SIX-MONTH
                                     FISCAL YEAR ENDED          PERIOD ENDED
                               ----------------------------- -------------------
                               SEPT. 29, SEPT. 27, SEPT. 26, MARCH 28, MARCH 27,
                                 1995      1996      1997      1997      1998
                               --------- --------- --------- --------- ---------
STATEMENTS OF INCOME DATA:
Principal transactions, net..     43.9%     37.0%     34.2%     34.2%     32.3%
Commissions..................     39.6      44.8      44.7      44.4      44.6
Other........................      5.1       5.6       5.9       6.8       7.6
                                 -----     -----     -----     -----     -----
  Total operating revenues...     88.6      87.4      84.8      85.4      84.5
Interest income..............     37.8      38.1      43.8      42.4      43.3
                                 -----     -----     -----     -----     -----
  Total revenues.............    126.4     125.5     128.6     127.8     127.8
Interest expense.............     26.4      25.5      28.6      27.8      27.8
                                 -----     -----     -----     -----     -----
  Net revenues...............    100.0     100.0     100.0     100.0     100.0
                                 -----     -----     -----     -----     -----
Non-interest expenses:
Compensation and benefits(1).     52.5      53.3      51.1      51.4      51.9
Key person death benefits
 plan(2).....................      5.0       --       (7.3)    (15.2)      --
Occupancy and equipment......      8.0       6.2       6.8       6.4       6.6
Communications...............      5.3       4.4       4.8       4.6       4.4
Clearing and exchange fees...      4.6       3.7       3.4       3.5       3.6
Other........................      4.8       6.1       5.1       5.6       4.1
                                 -----     -----     -----     -----     -----
  Total non-interest ex-
   penses....................     80.2      73.7      63.9      56.3      70.6
                                 -----     -----     -----     -----     -----
Income before taxes on in-
 come........................     19.8      26.3      36.1      43.7      29.4
Taxes on income..............      7.4       9.8      13.7      16.3      11.3
                                 -----     -----     -----     -----     -----
Net income...................     12.4%     16.5%     22.4%     27.4%     18.1%
                                 =====     =====     =====     =====     =====

--------
(1) See footnotes 1 and 2 to the table set forth in "Selected Financial Data."
(2) See footnote 3 to the table set forth in "Selected Financial Data."

 COMPARISON OF SIX MONTHS ENDED MARCH 27, 1998 AND MARCH 28, 1997

  Net revenues increased by $7,137,000, or 21.7%, to $39,978,000 for the first six months of fiscal 1998 as compared to the same period in fiscal 1997. Revenues increased in predominately all of the Company's major areas of activity during the first six months of fiscal 1998 as compared to the same period in fiscal 1997.

  Revenues from principal transactions increased by $1,672,000, or 14.9%, to $12,912,000 for the first six months of fiscal 1998 as compared to the same period in fiscal 1997. Revenues from principal transactions in equity securities increased by $160,000, or 2.9%, to $5,657,000 for the first six months of fiscal 1998 as compared to the same period in fiscal 1997. Increased revenue was due to increased equity trading volumes, which was partially offset by narrowing margins due to increased competition and greater regulatory supervision of these markets. Revenues from principal transactions in debt securities increased by $1,512,000, or 26.3%, to $7,255,000, due primarily to increased trading volume in U.S. government and agency zero coupon bonds, resulting in part from continued improvements to trading systems, including adding new features to an existing automatic order system, and to the opportunistic reconstitution of certain U.S. government and agency zero coupon bonds. Similar opportunities for growth in the trading of U.S. government and agency zero coupon bonds may not recur in future periods.

  Commissions revenues increased by $3,233,000, or 22.2%, to $17,821,000 for the first six months of fiscal 1998 as compared to the same period in fiscal 1997. The increase was primarily due to significant growth in trading volume, an increase in average gross revenues per broker, and growth in the number of retail brokers. While the increase in trading volume generally resulted from increased volatility in securities prices during the quarter ended December 31, 1997, successful recruiting efforts during the second half of fiscal 1997 also contributed to the overall growth in revenues during the six-month period ended March 27, 1998.

  Other income increased by $815,000, or 36.7%, to $3,034,000 for the first six months of fiscal 1998 compared to the same period in fiscal 1997, primarily due to increases in fees from investment advisory services and higher revenues relating to underwriting.

  Net interest income increased by $1,417,000, or 29.6%, to $6,211,000 for the first six months of fiscal 1998 as compared to the same period of fiscal 1997. Interest income increased by $3,383,000, or 24.3%, to $17,315,000 primarily due to increased customer credit, money-market and margin balances. Interest expense increased by $1,966,000, or 21.5%, to $11,104,000, primarily due to a significant increase in customer credit balances.

  Non-interest expenses increased by $9,704,000, or 52.5%, to $28,205,000 for the first six months of fiscal 1998 as compared to the same period of fiscal 1997. This increase consists primarily of a nonrecurring $5,000,000 benefit related to the reversal of the amounts previously accrued under the Death Benefits Plan in the six-month period ended March 28, 1997, and increases in compensation and benefits expenses during the six-month period ended March 27, 1998.

  Compensation and benefits expenses increased by $3,850,000, or 22.8%, to $20,728,000 for the first six months of fiscal 1998 as compared to the same period in fiscal 1997. Commission and other sales compensation expenses increased by $1,931,000, or 25.1%, to $9,616,000 for the fiscal 1998 period, primarily as a result of the increase in principal transactions and commission revenues and, to a lesser extent, an increase in guaranteed broker salary payments for recently hired brokers. The remaining increase in employee compensation and benefits was due to increased staffing to support the Company's expanding retail brokerage business and higher incentive bonus compensation paid to trading-related personnel generally resulting from increased trading profits.

  The Death Benefits Plan was terminated during the six-month period ended March 28, 1997, which resulted in the Company's recording a benefit of $5,000,000 during the 1997 fiscal period. No expense or benefit was recorded during the first six months of fiscal 1998, as this plan was terminated. See footnote 3 to the table set forth in "Selected Financial Data," Note 11 of the Company's Notes to Consolidated Financial Statements and "--Death Benefits Plan."

  Occupancy and equipment expenses increased $544,000, or 25.9%, to $2,641,000, due to the Company's investment in technology and expansion of the retail sales force. Communications expenses increased by $246,000, or 16.1%, to $1,774,000, primarily reflecting higher printing and mailing costs due to higher trading volume and growth in the number of customer accounts. Clearing and exchange fees increased by $267,000, or 23.0%, to $1,428,000, due to higher trading volume in retail and correspondent brokerage services. Other expenses decreased by $203,000, or 11.1%, to $1,634,000 due to refunds obtained from the State of Washington and the City of Seattle for overpayment of taxes in prior years, which were partially offset by higher professional fees.

  The Company's effective income tax rate was 38.4% in the first six months of fiscal 1998 and 37.3% in the first six months of fiscal 1997. The Company's effective income tax rate was higher than the federal statutory rate primarily due to nondeductible stock option plan expense. Assuming the conversion of the variable-award, book-value-based stock option plans to fixed-award, fair-value-based stock option plans upon consummation of the Offering, the Company's effective income tax rate is expected to be lower in future periods. See "--Earnings Charges in Quarter Offering Is Consummated."

 COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 26, 1997 AND SEPTEMBER 27, 1996

  Net revenues increased by $5,296,000, or 8.3%, to $68,887,000 for fiscal 1997 as compared to fiscal 1996. The increase in net revenues was primarily due to increased revenues in the Company's retail brokerage business, including a significant increase in net interest income earned on retail customer balances and increases in retail brokerage commissions.

  Revenues from principal transactions did not change significantly from fiscal 1996 to fiscal 1997. Revenues of the Company from principal transactions in equity securities decreased by $318,000, or 2.7%, to $11,312,000. The decrease reflects narrowing margins due to increased competition and greater regulatory supervision of these markets, which was partially offset by increased equity trading volumes. Revenues from trading debt securities increased by $358,000, or 3.0%, to $12,254,000 primarily due to increased trading volumes in municipal bonds and corporate bonds, which was partially offset by a decrease in revenues from trading mortgage-backed securities as a result of the Company's reduction of its activities in the CMO market.

  Commissions revenues increased by $2,242,000, or 7.9%, to $30,758,000 for fiscal 1997 as compared to fiscal 1996. The increase in commissions revenues reflects higher volume resulting from strong equity markets, an increase in the average retail gross revenue per broker, and the continued expansion of the Company's retail sales force, which was partially offset by a decrease in selling concessions on underwriting transactions.

  Other income increased by $509,000, or 14.3%, to $4,078,000 for fiscal 1997 as compared to fiscal 1996, primarily due to an increase in fees from investment advisory services.

  Net interest income increased by $2,505,000, or 31.4%, to $10,485,000 for fiscal 1997 as compared to fiscal 1996. Interest income increased by $5,969,000 or 24.7%, to $30,179,000 due to significant growth in customer credit, margin and money-market balances. Interest expense increased by $3,464,000, or 21.3%, to $19,694,000 for fiscal 1997 as compared to fiscal 1996, primarily due to increased customer credit balances.

  Non-interest expenses decreased by $2,798,000, or 6.0%, to $44,038,000 for fiscal 1997 as compared to fiscal 1996, primarily as a result of the reversal of amounts previously accrued for the Death Benefits Plan, which was partially offset by increases in compensation and benefits.

  Compensation and benefits expenses increased by $1,252,000, or 3.7%, to $35,176,000 for fiscal 1997 as compared to fiscal 1996. Commission and other sales compensation expenses increased by $1,023,000, or 6.6%, to $16,506,000 for fiscal 1997 as a result of the increase in commission and principal transaction revenues. The remaining increase in employee compensation was primarily due to increased staffing to support the Company's expanding retail brokerage business, partially offset by a decrease in stock option expense. See footnote 1 to the table set forth in "Selected Financial Data" for a discussion of the stock option expense.

  Death Benefits Plan expense in 1997 reflects the Company's decision to terminate the plan and reverse all amounts previously accrued but unpaid under the plan. As a result of this decision, the Company recorded a benefit of $5,000,000 upon the termination of the Death Benefits Plan. There were no expenses accrued for benefits under the plan in fiscal 1996 as a liability for the maximum amount of benefits that could be paid under the plan had been accrued in prior years. See footnote 3 to the table set forth in "Selected Financial Data," Note 11 of the Company's Notes to Consolidated Financial Statements and "--Death Benefits Plan."

  Occupancy and equipment expenses increased $776,000, or 19.7%, to $4,714,000, due to the Company's investment in technology and expansion of the retail sales force. Communications expenses increased by

$500,000, or 18.0%, to $3,276,000, reflecting higher telecommunications, printing and mailing costs due to increased trading volume and growth in the number of customer accounts. Other expenses decreased by $320,000, or 8.3%, to $3,534,000, primarily due to lower professional fees.

  The Company's effective income tax rate was 38.1% in fiscal 1997 and 37.3% in fiscal 1996. The Company's effective income tax rate was higher than the federal statutory rate primarily due to nondeductible stock option plan expense. Assuming the conversion of the variable-award, book-value-based stock option plans to fixed-award, fair-value-based stock option plans upon consummation of the Offering, the Company's effective income tax rate is expected to be lower in future periods. See "--Earnings Charges in Quarter Offering Is Consummated."

 COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 29, 1995

  Net revenues increased by $14,242,000, or 28.9%, to $63,591,000 for fiscal 1996 as compared to fiscal 1995. The increase in net revenues was due primarily to increases in retail brokerage commissions and principal transactions and a significant increase in net interest income from retail customer balances.

  Revenues from principal transactions increased by $1,843,000, or 8.5%, to $23,526,000 for fiscal 1996 as compared to fiscal 1995. Revenues from principal transactions in equity securities increased by $1,160,000, or 11.1%, to $11,630,000. The increase was primarily due to higher volumes resulting from improved retail equity market conditions. Revenues from trading debt securities increased by $683,000, or 6.1%, to $11,896,000 due to an increase in revenues from trading in U.S. government and agency zero coupon bonds, which was offset in large part by a decrease in revenues from trading in municipal bonds, primarily due to reduced volume in municipal bond trading.

  Commissions revenues increased by $8,963,000, or 45.8%, to $28,516,000 for fiscal 1996 as compared to fiscal 1995. The increase in commissions revenues was primarily due to increased average retail and institutional production and higher volumes resulting from strong retail equity market conditions, combined with an increase in selling concessions on underwriting transactions in fiscal 1996 compared with fiscal 1995.

  Other income increased by $1,045,000, or 41.4%, to $3,569,000 for fiscal 1996 as compared to fiscal 1995, primarily due to an increase in investment banking revenues, including revenues relating to underwriting participations and fees from investment advisory services.

   Net interest income increased by $2,391,000, or 42,8%, to $7,980,000 for fiscal 1996 as compared to fiscal 1995. Interest income increased by $5,569,000, or 29.9%, to $24,210,000 primarily due to significant growth in customer credit and margin balances, which was offset by a decrease in interest earned from trading mortgage-backed securities due to reduced inventory levels and lower interest rates earned on customer balances. Interest expense increased by $3,178,000, or 24.3%, to $16,230,000 for fiscal 1996 as compared to fiscal 1995, due to increased customer credit balances, which were partially offset by lower interest rates paid on such balances.

  Non-interest expenses increased by $7,261,000, or 18.3%, to $46,836,000 for fiscal 1996 as compared to fiscal 1995, primarily due to increases in compensation and benefits, which were partially offset by a decrease in Death Benefits Plan expense.

  Compensation and benefits expenses increased by $7,999,000, or 30.9%, to $33,924,000 for fiscal 1996 as compared to fiscal 1995. Commission and other sales compensation expenses increased by $3,577,000, or 30.0%, to $15,483,000 as a result of the increase in commission and principal transaction revenues. The remaining increase in compensation expense primarily reflects an increase in stock option expense and higher incentive bonus compensation paid to trading and non-production-related personnel generally resulting from increased operating revenues and improved profitability of the Company. See footnote 1 to the table set forth in "Selected Financial Data" for a discussion of the stock option expense.

  Death Benefits Plan expense decreased to zero in 1996 as compared with a $2,450,000 expense recorded in fiscal 1995. No expense was accrued in fiscal 1996 as a liability for the maximum amount of benefits that could be paid under the plan had been accrued in prior years. See footnote 3 to the table set forth in "Selected Financial Data" and Note 11 of the Company's Notes to Consolidated Financial Statements.

  Occupancy and equipment expenses were generally unchanged, while communications expense and clearing and exchange fees increased moderately in 1996 due to increased trading volume and growth in the number of customer accounts. Other expenses increased by $1,473,000, or 61.9%, to $3,854,000, due to higher state and local taxes in 1996 combined with refunds received in 1995 for overpayments in prior years and increased professional fees.

  The Company's effective income tax rate was 37.3% in fiscal 1996 and 37.6% in fiscal 1995. The Company's effective income tax rate was higher than the federal statutory rate primarily due to nondeductible stock option plan expense. Assuming the conversion of the variable-award, book-value-based stock option plans to fixed-award, fair-value-based stock option plans upon consummation of the Offering, the Company's effective income tax rate is expected to be lower in future periods. See "--Earnings Charges in Quarter Offering Is Consummated."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically satisfied a large portion of its funding needs with its own capital resources, consisting largely of internally generated retained earnings and funds received upon exercise of employee stock options. A majority of the Company's assets are highly liquid and short term in nature. The Company's cash, cash equivalents and liquid assets, consisting of receivables from customers, brokers and dealers, securities purchased under agreements to resell, securities owned, securities borrowed and deposits with clearing organizations, represented 98.7%, 99.5% and 99.4% of the Company's assets as of September 27, 1996, September 26, 1997 and March 27, 1998, respectively. Substantially all of the Company's receivables are secured by customer securities or security transactions in the process of settlement.

  The majority of the Company's assets are financed through daily operations by securities sold under repurchase agreements, securities sold but not yet purchased, bank loans, securities loaned and payables to customers, brokers and dealers. Short-term funding is generally obtained at rates relating to daily federal funds rates. Other borrowing costs are negotiated depending on prevailing market conditions. The Company monitors overall liquidity by tracking the extent to which unencumbered marketable assets exceed short-term unsecured borrowings. The Company maintains borrowing arrangements with two financial institutions, which funds are used primarily to finance U.S. government and agency zero coupon bond inventories. As of March 27, 1998, the Company had a secured bank line of credit with a borrowing limit of $85,000,000 with $56,900,000 outstanding, and a security repurchase arrangement with $35,125,000 outstanding. The ratio of assets to equity as of March 27, 1998 was approximately 8.7:1. Upon consummation of the Offering, at an assumed offering
price of $    per share, this ratio will decline to approximately   :  .

  Certain minimum amounts of capital must be maintained by the Company to satisfy the regulatory requirements of the Commission and the NYSE. RMI's regulatory net capital has historically exceeded these minimum requirements. See "Net Capital Requirements."

  The Company believes that its current level of equity capital, combined with funds anticipated to be generated from operations and the anticipated net proceeds from the Common Stock sold in the Offering, will be adequate to fund its operations for at least 18 to 24 months.

YEAR 2000 COMPLIANCE

  The Company has undertaken a project to identify and take appropriate actions with respect to systems that are non-Year 2000 compliant and intends for such actions to be implemented by December 1998. The Company expects that its total costs of Year 2000 compliance for its systems will not be material. There can be no assurance, however, that any Year 2000 issue relating to the Company's systems or those of third-party vendors to the Company will be resolved by the upcoming turn of the century or that the costs incurred by the Company in addressing the issue will not exceed its current expectation. The failure of the Company to implement its Year 2000 corrections in a timely fashion or in accordance with its current cost estimates, or the failure of other companies to correct Year 2000 issues or their non-Year 2000 compliant systems on which the Company's systems rely in a timely fashion, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130 AND NO. 131

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for periods beginning after December 15, 1997. SFAS No. 131 requires an enterprise to report certain additional financial and descriptive information about its reportable operating segments.

  The Company will adopt these pronouncements during fiscal 1999. Management has not yet determined what reportable operating segments will be provided upon adoption of SFAS No. 131. As both pronouncements are disclosure and presentation related, implementation of SFAS No. 130 and No. 131 will not impact the Company's financial position, results of operations or cash flows.

                                   BUSINESS

COMPANY OVERVIEW

  Ragen MacKenzie is the leading regional brokerage firm headquartered in the Pacific Northwest. The Company's primary business is retail securities brokerage, which it conducts through its Seattle headquarters and 10 additional offices in Washington, Oregon and Alaska, which include four offices operated by independent contractors. This business is directly supported by the Company's proprietary research efforts, which are based on a value-oriented, contrarian approach to investing. The Company's research department covers approximately 100 publicly traded companies headquartered in the Pacific Northwest and maintains the Recommended List, which includes selected regional and national stocks. Other aspects of the Company's business include proprietary trading of certain fixed income securities, institutional brokerage services, correspondent brokerage services and investment banking services.

  The Company has experienced significant revenue growth over the past five years while increasing profitability. Total revenues have increased at a compound annual growth rate of 17.3% from fiscal 1993 through fiscal 1997, from $46.8 million to $88.6 million. The Company's significant revenue growth is due in part to growth in customer assets, number of customer accounts and increases in the number and productivity of retail brokers. The Company's customer account balances doubled from $4.6 billion in September 1995 to $9.2 billion in March 1998. The Company's net income increased from $4.9 million to $15.4 million from fiscal 1993 through fiscal 1997, and its pretax profit margin increased from 19.0% in fiscal 1993 to 36.1% in fiscal 1997. Results of operations during these periods reflected accruals and reversal of amounts provided under the Death Benefits Plan, which was terminated in 1997. Amounts provided for benefits accrued under the plan in 1993 resulted in a decrease in margins from 21.8% to 19.0% for that year. The reversal of the amounts previously accrued under the plan upon its termination resulted in an increase in margins in 1997 from 28.8% to 36.1%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Death Benefits Plan." The following table compares pretax profit margins for the Company during this period with industry averages for securities firms during the past five years.

                  PRETAX PROFIT MARGINS BASED ON NET REVENUES

                                                          YEAR
                                                ----------------------------
                                                1993  1994  1995  1996  1997
                                                ----  ----  ----  ----  ----
   Ragen MacKenzie(1).......................... 19.0% 20.8% 19.8% 26.3% 36.1%(2)
   Industry Average(3)......................... 15.3%  2.4% 12.7% 15.9% 15.0%

--------
(1) Data presented for Ragen MacKenzie's fiscal year.

(2) Reflects the effect of a $5,000,000 nonrecurring benefit from the termination of the Death Benefits Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Death Benefits Plan."

(3) NYSE member firms doing a public business.

BACKGROUND

  Industry. The size of the capital markets and the volume of trading in the securities markets have increased substantially in recent years, as has the demand for securities investments. The Company believes that if these trends continue in the future, then the demand for high-quality brokerage services, such as those offered by the Company, will continue to increase.

  The increased demand for securities investments is evident in the shift in investors' preferences away from bank deposits and into marketable securities. In 1980, households owned $1.3 trillion of marketable securities, representing 48% of their liquid financial assets compared to $9.9 trillion, or 76% of household liquid financial assets in 1997, an increase of 660%. Over the same period, bank deposits decreased from 52% to 24% of household liquid financial assets. The arrival of a generation of "baby boomers" into what has historically been considered their prime investing years, ages 50 through 65, has also fueled the demand for investment products.

In 1996, the first 3.4 million baby boomers turned 50; the impact of this generation on the capital markets is expected to continue to build through the year 2010, when 57 million people will be between the ages of 50 through 65. Additionally, it is estimated that these individuals will inherit over $10 trillion from the previous generation between 1990 and 2040.

  The volume of equity securities offered to the public illustrates the response to demand for investment products. Initial public offerings and total common equity issued in the United States public markets grew from $1.4 billion and $12.8 billion, respectively, in 1980, to $10.2 billion and $19.2 billion, respectively, in 1990, to $43.9 billion and $118.4 billion, respectively, in 1997. The combination of increasing flows of funds into the equity markets and new issuance activity has contributed to significantly higher trading volumes. From 1980 to 1997, average daily trading volume grew at a compound annual rate of 15.6% on the NYSE and 20.7% on Nasdaq. More recently, the combined NYSE and Nasdaq average daily trading volumes grew at a compound annual rate of 22.1% for the five years ended 1997 and increased 22.9% in 1997 over 1996.

  Regional. The Pacific Northwest has also experienced dramatic growth in recent years. The population of the Pacific Northwest increased by 16.1% from 1990 to 1997 as compared to a 7.6% increase nationally. From 1990 to 1994, the Gross State Product for the states of Idaho, Oregon and Washington increased at a compound annual rate of 5.1% per year as compared to the United States Gross State Product, which increased at a compound annual rate of 3.8% per year for the same period. Venture capital companies invested $2.4 billion in companies headquartered in Washington during the last three years, and the state ranked 12th among the 50 states in dollar volume of initial public offerings for locally headquartered companies in 1997. It is estimated that in the Seattle area alone there were in excess of 50,000 households with a net worth of greater than $1,000,000 in 1996.

  The Company is the premier regional brokerage firm headquartered in the Pacific Northwest and has demonstrated a history of success and steady growth capitalizing on national and regional trends in the securities industry. The Company believes that the Pacific Northwest will continue to experience positive economic development and that such development will present the Company with further opportunity for growth within the region.

BUSINESS STRATEGY

  The Company believes that the quality and depth of its proprietary research will continue to help it attract and retain highly productive brokers and retail, institutional and correspondent customers. The Company intends to use the quality of its research to grow each aspect of its business and increase its visibility as the leading regional brokerage firm headquartered in the Pacific Northwest. The Company's strategy includes the following key elements:

  Continued Focus on Proprietary Research Coverage. The Company plans to continue leveraging the competitive advantages provided by the quality and depth of its proprietary research coverage. The Company intends to increase the size of its research staff by recruiting, hiring and training additional research analysts. The Company also intends to continue focusing its research efforts on public companies headquartered in the Pacific Northwest, as well as a selected list of other public companies, in each case embracing a value-oriented, contrarian philosophy of investment analysis.

  Increase Number of Brokers. The Company intends to expand its retail brokerage services by continuing to recruit experienced, productive retail brokers. The Company believes that its proprietary research provides it with a significant competitive advantage in attracting and retaining experienced, productive retail brokers. From the beginning of fiscal 1993 to March 27, 1998, the Company increased the number of retail brokers from 51 to 78. In the 12 months ended March 27, 1998, the average gross production per retail broker for the Company was over $560,000. The Company intends to continue focusing its recruiting efforts on experienced, productive retail brokers and typically does not hire inexperienced or trainee brokers.

  Expand Correspondent Brokerage Business. The Company intends to increase market penetration and expand the geographic coverage of its correspondent brokerage business by leveraging efficiencies of its clearing operations and the quality of the Company's proprietary research coverage. The Company believes that expanding its correspondent business will positively impact margins, because it believes that such expansion will increase revenues without significant additional investment in infrastructure. The Company uses the strength of its "back office" systems and personnel to market correspondent brokerage services to other regional brokerage firms which choose not to establish their own back office operations. The Company plans to capitalize upon (i) the growing need of small brokerage firms for correspondent services due to a potential increase in net capital requirements from $50,000 to $500,000 proposed by the National Securities Clearing Corporation for brokerages providing clearing services; (ii) the increasing trend among small brokerage firms to reduce fixed costs associated with clearing activities; and (iii) the increased number of the Company's correspondent customers outside the Pacific Northwest.

  Expand Investment Banking Services. The Company intends to increase its investment banking business by recruiting experienced investment banking professionals and leveraging its research coverage of companies headquartered in the Pacific Northwest. The Company plans to capitalize on increased merger and acquisition activity in the Pacific Northwest resulting from the significant economic growth in the region. In light of recent consolidation among investment banking firms, the Company also intends to capitalize on opportunities available to investment banks maintaining a regional focus.

  Supplement Internal Growth With Strategic Acquisitions. The Company intends to pursue, on an opportunistic basis, acquisitions of other firms with complementary businesses that would strengthen or expand the Company's product or financial service offerings and position within the Pacific Northwest. The Company plans to focus on smaller, regional firms that may realize benefits from affiliation with a larger firm while retaining their regional focus.

BROKERAGE SERVICES

  Retail Brokerage. The Company's approach to the retail brokerage business is to attract and retain highly productive, experienced brokers in selected cities throughout the Pacific Northwest. The Company's retail brokerage business has developed by establishing and maintaining relationships with high net worth individuals. RMI, a full-service brokerage firm, offers its customers brokerage services relating to corporate equity and debt securities and U.S. government and municipal securities, including stocks followed by RMI's research analysts and underwritings in which RMI participates in the underwriting syndicate. The Company's retail brokers focus on recommending the purchase and sale of stocks and bonds, particularly based on current purchase and sale recommendations on the Recommended List. The Company has not historically offered its customers proprietary products, such as mutual funds or other types of products created by other investment banks. Commissions are charged on agency transactions in listed securities and securities traded on Nasdaq. In addition to retail commissions, RMI generates fee revenue from asset-based investment advisory services paid by retail clients in lieu of commissions or sales credits on each transaction. When RMI executes transactions as a principal, it charges markups or markdowns in lieu of commissions. See "--Principal Transactions--Market-Making and Other Transactions." From fiscal 1993 through fiscal 1997, revenues from RMI's retail brokerage activities grew at a compound annual growth rate of 14.9% from $21,439,000 to $37,326,000, excluding interest earned on retail brokerage customer balances, while the number of retail brokers grew at a compound annual growth rate of 7.7%. During fiscal 1996 and 1997 and the six-month period ended March 27, 1998, revenues from RMI's retail brokerage activities, excluding interest earned on retail brokerage customer balances, represented approximately 43.8%, 42.1% and 41.2%, respectively, of the Company's total revenues.

  The Company has been able to recruit and retain experienced and productive brokers who seek to establish and maintain personal relationships with high net worth individuals. The Company generally does not hire inexperienced brokers or trainees to work as retail brokers. The Company believes that its performance-based equity incentive compensation has been a key component in its ability to recruit new brokers. The productivity of the Company's retail brokers is evident when compared with that of the industry in general. The following table compares the average annual commissions per broker for the Company to industry averages over the past three years.

                   RAGEN MACKENZIE RETAIL BROKER STATISTICS

                                                  AVERAGE ANNUAL COMMISSION PER
                                                          RETAIL BROKER
                                                 -------------------------------
                                                   1995     1996       1997
                                                 -------- -------- -------------
     Ragen MacKenzie(1)......................... $403,600 $537,900      $548,900
     Industry................................... $305,900 $358,800 Not Available

--------
(1)  Data presented for Ragen MacKenzie's fiscal year.

The Company believes that continuing to add experienced, highly productive brokers is an integral part of its growth strategy.

  In addition to executing transactions, Ragen MacKenzie provides services to individual investors, including portfolio strategy, research services and investment advice, as well as other services such as sales of restricted securities. As of March 27, 1998, Ragen MacKenzie employed 78 retail brokers who had on average more than 17 years of industry experience, and had independent contractor relationships with 11 additional brokers who had on average more than 15 years of industry experience. Assets in customer accounts, including correspondents and independent contractors, totaled approximately $9.2 billion as of March 27, 1998. Certain of Ragen MacKenzie's retail brokers exercise discretionary authority over investment decisions in certain customer accounts. Trades in these accounts are generally based on the Recommended List.

  The Company conducts its retail brokerage operations through seven offices in Washington and Oregon. Most of the Company's retail clients are located in the Pacific Northwest. The following table sets forth as of March 27, 1998, the location of the Company's retail offices, the fiscal year each office opened and the number of retail brokers in each office:

                                                    FISCAL YEAR    NUMBER OF
   LOCATION OF RETAIL OFFICE                       OFFICE OPENED RETAIL BROKERS
   -------------------------                       ------------- --------------
    Seattle, Washington...........................     1982            35
    Bellevue, Washington..........................     1990            13
    Portland, Oregon..............................     1991            11
    Tacoma, Washington............................     1991             4
    Walla Walla, Washington.......................     1991             6
    Bend, Oregon..................................     1995             5
    Eugene, Oregon................................     1996             4

  The Company has contractual arrangements with independent contractors that operate offices located in Fairbanks, Alaska, and Mt. Vernon, Anacortes and Mill Creek, Washington using the Ragen MacKenzie name. These offices were established in the late 1980s, prior to the expansion of the Company's retail operations through Company-owned offices. The Company provides research, management, compliance and clearing services for these offices in return for a portion of gross retail revenues. These offices, in turn, are responsible for their own operating expenses. All of the brokers in these offices are registered as associated persons of RMI and RMI is responsible for supervising their securities' activities.

  Institutional Brokerage. The Company's institutional brokerage strategy is to leverage the research department's coverage of companies headquartered in the Pacific Northwest to provide value-added, niche-oriented brokerage service to a variety of institutional customers throughout the United States. The Company provides institutional customers with research, trading and sales services in Nasdaq and exchange-listed equity securities, and distributes equity securities in connection with offerings underwritten by RMI. The Company's institutional customers include banks, retirement funds, mutual funds, investment advisors and insurance companies. The Company provides services to a nationwide institutional client base, as well as several institutional customers located in Europe. The Company currently has seven institutional brokers. The Company employs a NYSE floor broker and two listed equity traders who work with other broker-dealers, institutions and the Company's floor broker to facilitate institutional trades and retail customer block trades. The Company generally seeks to hire professionals with relevant experience and develop them into successful institutional brokers rather than relying on institutional brokers trained by other firms.

  The Company believes that a significant portion of its institutional brokerage commissions are received as a consequence of providing institutions with research reports and services regarding specific corporations and industries, particularly in the Pacific Northwest, and securities market information. The Company utilizes its trading knowledge and expertise, and active trading focus on Pacific Northwest stocks, to provide institutional clients with value-added service. The Company's total institutional commission revenues are ultimately dependent on institutional clients' assessment of the value of the research services and trading expertise provided by the Company.

  Equity Research Focus. One of the most important elements of the Company's success has been the use of its proprietary equity research products to support a large portion of the Company's business. Ragen MacKenzie's research department, which currently consists of nine professional research analysts, embraces a value-oriented, contrarian approach to investing. This approach is based on an analysis of economic fundamentals, using among other tools price-to-earnings multiples and price-to-book value comparisons relative to historic valuations and the research department's own earnings forecasts. The Company relies primarily on proprietary research products, rather than research products purchased from independent research organizations. The Company's research analysts generally provide coverage for companies in more than one industry, but apply similar criteria to each company they follow. The Company believes that the services provided by the research department have a significant impact on virtually all of Ragen MacKenzie's revenue-generating activities, including retail and institutional brokerage, market-making and investment banking.

  Recommended List. The Company's value-oriented Recommended List is national in scope and principally serves the Company's retail brokerage customers. The Recommended List focuses on stocks that are out of favor due to reduced or below average consensus expectations of a company's prospects and attempts to maintain a disciplined approach by establishing purchase price limits and making sell recommendations when target prices are achieved. This investment philosophy is based on the premise that depressed stocks may offer a lower risk profile upon a negative outcome, yet offer superior return opportunities to investors if future prospects are brighter than earlier thought. The Recommended List was initially established as of January 2, 1974 by John L. MacKenzie, while he was employed at another Seattle-based brokerage firm. The Recommended List has since been maintained continuously under the direction of Mr. MacKenzie or by Lesa A. Sroufe, the Company's Chief Executive Officer and former Director of Research. The Recommended List is not distributed publicly but is made available only to the Company's retail brokers, independent contractors, retail customers and correspondents.

  The Company's management believes that its research philosophy and Recommended List have been a significant element in the growth and profitability of its retail equity business since being adopted by the Company in 1988, and have contributed to Ragen MacKenzie's ability to attract and retain retail brokers. The Recommended List contains buy, hold or sell recommendations for a limited number of stocks and generally does not include ongoing recommendations of Pacific Northwest stocks covered by the Company's analysts.

  Pacific Northwest Regional Equity Research. The Company believes that a significant portion of its institutional equity brokerage business is attributable to its Pacific Northwest regional equity research. Ragen MacKenzie analysts closely track approximately 100 publicly traded companies headquartered in the Pacific Northwest and work to provide investors with up-to-date, value-added analysis and advice. The Company believes that its proximity to and niche focus on Pacific Northwest companies in many cases provides it with a competitive advantage over broker-dealers headquartered outside the region. The Company makes its analysts' reports on Pacific Northwest companies publicly available. The Company's analysts work closely with sales and trading professionals to provide its institutional investor customers with current company and industry analysis.

  In addition to publishing its written research, Ragen MacKenzie hosts frequent research forums where Pacific Northwest companies make presentations, and in 1998 hosted its 17th Annual Pacific Northwest Conference. These annual conferences highlight selected publicly traded companies in the region, and have been held in Seattle, Washington and Portland, Oregon.

PRINCIPAL TRANSACTIONS

  Market-Making and Other Transactions. The Company engages in trading as a principal when it executes trades in Nasdaq equity securities or other over-the-counter ("OTC") securities as a market-maker, and in municipal bonds, corporate debt and U.S. government and agency securities. The Company receives, in lieu of commissions, markups or markdowns that constitute revenues from principal transactions when it executes transactions on a principal basis. Principal transactions with customers are generally effected at a net price within or equal to the current interdealer price plus or minus a markup or markdown. The Company generally does not take a significant inventory position in any single equity, municipal or corporate debt security, as the trading department's objective is to facilitate sales to customers and to other dealers, not to generate profits based on trading for the Company's own account.

  Revenues from principal transactions depend on the general trend of prices and the level of activity in the securities market, employee skill in market-making activities and inventory size. Trading activities carried out as a principal require a commitment of capital, and create an opportunity for profit and risk of loss due to market fluctuations. As of March 27, 1998, the Company made markets in the common stock or other equity securities of approximately 115 companies that were trading on Nasdaq or otherwise in the OTC market. The Company's market-making activities are concentrated in Pacific Northwest stocks that are followed by Ragen MacKenzie's research department. See "Risk Factors-- General Risks of the Securities Industry."

  Proprietary Trading. Rather than trading a wide variety of securities in direct competition with Wall Street firms, the Company has developed a niche strategy to the proprietary trading of certain fixed-income securities, including U.S. government and agency zero coupon bonds and certain types of CMOs. In its trading activities, Ragen MacKenzie generally acts as a wholesaler, buying round-lot and odd-lot positions, selling odd-lot positions, and acting as a market-maker in odd-lot positions. The majority of the Company's counterparties in these transactions are regional broker-dealers. The Company's proprietary trading operations seek to generate profits based on trading spreads, rather than through the facilitation of sales to customers or speculation on the direction of the market.

  Ragen MacKenzie maintains a dealer-to-dealer zero coupon trading desk that makes markets and maintains inventory in odd-lot U.S. government and agency zero coupon bonds and related securities, including among others, U.S. Treasury Separate Trading of Registered Interest and Principal Securities (STRIPS), Coupons Under Book-Entry System (CUBES), Certificates of Accrual on Treasury Securities (CATS), Treasury Investment Growth Receipts (TIGRS) and Financing Corporation (FICO) STRIPS. The Company also has a CMO trading desk that trades CMOs with other broker-dealers or banks.

  The level of positions carried in Ragen MacKenzie's trading accounts fluctuates significantly. The size of the securities positions on any one date may not be representative of the Company's exposure on another date because the securities positions vary substantially depending on economic and market conditions, the allocation of capital among types of inventories, underwriting commitments, customer demands and trading volume. The aggregate value of inventories that the Company may carry is limited by certain requirements of the Net Capital Rule (as hereinafter defined). See "Net Capital Requirements."

  The Company has established procedures designed to reduce the risks of its proprietary trading activities. In particular, it employs a hedging strategy for both its CMO and zero coupon trading desks that is designed to insulate the net value of its trading inventory from fluctuations in the general level of interest rates. However, it is not possible to hedge completely the risks associated with interest rate fluctuations for some of the fixed income securities that the Company trades, primarily because the price movements of financial instruments typically used to hedge long positions in such securities may not precisely mirror the price movements of the hedged securities under all market conditions. In addition to its hedging procedures, the Company seeks to mitigate the various risks associated with its proprietary trading activities by avoiding positions in those CMOs that are most sensitive to changes in interest rates and by subjecting its trading inventory positions and profit and loss statements to daily review by senior management of RMI. Senior management reviews daily the profit and loss and inventory positions of the CMO and zero coupon trading desks. There can be no assurance, however, that such procedures will prevent any such loss, and any such loss could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. See "--Risk Management" and "Risk Factors--Risks of Proprietary Trading."

CORRESPONDENT BROKERAGE SERVICES

  The Company provides clearing services on a fully disclosed basis to 18 correspondents with approximately 435 registered representatives principally located in the Pacific Northwest. In a fully disclosed clearing transaction, the identity of the correspondent's client is known to Ragen MacKenzie, and Ragen MacKenzie physically maintains the client's account and performs a variety of services as agent for the correspondent, including integrated trade execution, clearing, client account processing and other customized services. Correspondents also receive information and recommendations provided by Ragen MacKenzie's research department, including the Recommended List. Although revenues from correspondent brokerage services comprise a relatively small percentage of total revenues from year to year, a substantial portion of the expenses associated with correspondent brokerage services are fixed, and therefore changes in revenues associated with these services may have a disproportionate effect on net income. The Company believes that its competitive strengths in this business are its ability to perform the physical trade execution and clearing functions that are typical in such relationships, and its provision of Ragen MacKenzie's market-making capabilities and proprietary research products to its correspondent clients.

  The execution and clearing process requires the performance of a series of complex data-processing intensive steps. The execution process begins when the correspondent accepts its client's order for the purchase or sale of securities and electronically transmits the order to Ragen MacKenzie's order entry or trading desks for execution. Ragen MacKenzie, in turn, routes the order to the market in which it believes it can effect the best execution. Ragen MacKenzie receives payment for an order flow in executing some listed and Nasdaq transactions. A written confirmation containing the details of each transaction is automatically produced and delivered to the correspondent's client and posted to the client's account at the time of execution.

  Ragen MacKenzie clears the transaction by taking possession of the correspondent's client's cash, if securities are being purchased, or certificate, if any, if securities are being sold, and by delivering cash or certificates to the broker for the other party to the transaction. Ragen MacKenzie collects from the correspondent's client the money due on the transaction, including the commission charged by the correspondent, deducts from the commission the charge for execution and clearing and any other amounts due Ragen MacKenzie, and remits the net commission to the correspondent on a monthly basis. Cash or certificates received by Ragen MacKenzie for the correspondent's client are either held in the account or delivered to the client. Ragen MacKenzie sends the correspondent's client a monthly or quarterly statement of the client's account. The actual clearing functions for multiple transactions involving many brokerage firms are more complex than as described above. The securities industry has established a netting process whereby securities and money are delivered or received between brokerage firms through central clearing houses instead of matching each buyer and seller in a transaction and making delivery to and receiving payment from each of them.

INVESTMENT BANKING AND UNDERWRITING

  The Company's investment banking strategy is directed at building a balanced mix of corporate security underwriting, private financings and financial advisory services with a geographical focus on the Pacific Northwest. In particular, the Company has targeted co-manager roles on underwritings lead-managed by national investment banks. Financial advisory services include advice on mergers, acquisitions, divestitures, fairness opinions, valuations and financing strategies.

  Underwriting. Ragen MacKenzie participates in corporate securities distributions as a member of an underwriting syndicate or of a selling group and, from time to time, acts as a co-manager of an underwriting syndicate. The Company's syndicate department coordinates the distribution of co-managed equity underwritings, accepts invitations to participate in underwritings managed by other investment banking firms and allocates Ragen MacKenzie's selling allotments to its retail offices and institutional clients.

  Participation in an underwriting syndicate or selling group involves both economic and regulatory risks. An underwriter or selling group member may incur losses if it is forced to resell the securities it is committed to purchase at less than the agreed purchase price. In addition, under the federal securities laws, other statutes and court decisions with respect to underwriters' liabilities and limitations on indemnification of underwriters by issuers, an underwriter is subject to substantial potential liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings.

  Financial Advisory Services. Ragen MacKenzie also assists in arranging mergers, acquisitions and divestitures and on occasion engages in structuring, managing and marketing private offerings of corporate securities. The Company also has the capability to provide fairness opinions, valuations and financial consulting services.

INTEREST INCOME AND CUSTOMER FINANCING

  A significant portion of the Company's revenues are derived from net interest income, the major portion of which relates to customer account balances. Customer transactions are effected on either a cash or a margin basis. Cash-basis purchases require full payment by the designated settlement date, generally the third business day following the transaction date. The Company is at risk if a customer fails to settle a trade and the value of the securities declines on a purchase transaction or increases on a sales transaction subsequent to the transaction date.

  The following table presents aggregate customer credit balances, customer margin balances and customer money market balances for the Company in each of the past five fiscal years.

                                              FISCAL YEAR ENDED
                              --------------------------------------------------
                              SEPT. 24, SEPT. 30, SEPT. 29, SEPT. 27, SEPT. 26,
                                1993      1994      1995      1996       1997
                              --------- --------- --------- --------- ----------
                                                (IN THOUSANDS)
   Customer credit balances.  $156,413  $175,231  $250,927  $289,224  $  406,017
   Customer margin balances.    47,207    55,228    59,607    86,709     105,378
   Customer money market
    balances................   199,231   218,708   301,727   340,659     531,745
                              --------  --------  --------  --------  ----------
     Total..................  $402,851  $449,167  $612,261  $716,592  $1,043,140
                              ========  ========  ========  ========  ==========

  In margin transactions, the Company extends credit to the customer, which is collateralized by securities and cash in the customer's account, and receives income from interest charged on the extension of credit. The customer is charged for such margin financing at interest rates based on the broker's call rate (the prevailing interest rate charged by banks on secured loans to broker-dealers), plus an additional amount, depending on the average net debit balance in the customer's accounts, the activity level in the accounts and the applicable cost of funds. The Company's interest revenues are affected by the volume of customer borrowing and prevailing interest rates. Customer margin balances were $105.8 million as of March 27, 1998.

  Margin lending by the Company is subject to the margin regulations ("Regulation T") of the Board of Governors of the Federal Reserve System, NYSE margin requirements and the Company's internal policies, which in many instances are more stringent than Regulation T and the NYSE requirements. In most transactions, Regulation T limits the amount loaned to a customer for the purchase of a particular security to a percentage of the purchase price (generally 50% for equity securities). Furthermore, in the event of a decline in the value of the collateral, the NYSE regulates the percentage of customer cash or securities that must be on deposit at all times as collateral for the loans. The Company is subject to the risk of a market decline, which could reduce the value of its collateral below the customer's indebtedness before the collateral could be sold. Agreements with margin account customers permit the Company to liquidate customers' securities with or without prior notice in the event of an insufficient amount of margin collateral. Despite such agreements, the Company may be unable to liquidate customers' securities for various reasons, including that the pledged securities may not be actively traded, there is an undue concentration of certain securities pledged, or a stop order is issued with regard to pledged securities. See "Risk Factors--General Risks of the Securities Industry."

  Customers will at times accumulate credit balances in their accounts as a result of dividend payments, interest or principal on securities held, funds received in connection with sales of securities and cash deposits made by customers pending investment. Ragen MacKenzie pays interest on such credit balances pending investment of such funds or reimbursement upon the customer's request. The Company uses available credit balances to lend funds to customers purchasing securities on margin. Excess customer credit balances are invested in securities purchased under agreements to resell (reverse repurchase agreements), all of which were obligations of the U.S. government and its agencies, or held in a segregated cash account for the benefit of customers in accordance with applicable regulations or invested on behalf of customers in a cash management account. The Company generates net interest income from the positive interest rate spread between the rate earned from margin lending and alternative short-term investments and the rate paid on customer credit balances.

  RMI is a member of the Securities Investor Protection Corporation ("SIPC"), which insures customer accounts up to specified limits in the event of liquidation. Additionally, RMI maintains insurance coverage in order to insure customer accounts up to $14.5 million in excess of SIPC coverage per customer.

  Security Repurchase Activities. Repurchase agreements are used to finance the Company's securities inventory, while reverse repurchase agreements are used to invest monies for the exclusive benefit of customers and to cover short positions in the Company's trading of debt securities. The Company is at risk to the extent that it does not properly match the contracts, or its counterparties are unable to meet their obligations, especially during periods of rapidly changing interest rates and fluctuations in market conditions. The Company generally takes physical possession of securities purchased under agreements to resell, which agreements provide the Company with the right to maintain the relationship between the market value of the collateral and the securities sold under repurchase agreements as a means of financing portions of its trading inventories and facilitating hedging transactions.

ACCOUNTING, ADMINISTRATION AND OPERATIONS

  The Company's accounting, administration and operations personnel are responsible for financial controls, internal and external financial reporting, compliance with regulatory and legal requirements, office and personnel services, the Company's information and telecommunications systems and processing the Company's securities transactions. Operations department managers have worked on average more than 20 years in the securities industry. The Company utilizes its own facilities and management information systems department, and the services of an outside software provider under a servicing contract, for the electronic processing relating to recording all data pertinent to securities transactions and general accounting. The Company believes that its communications and information systems are sufficient to accommodate its growth in the near term; however, the Company believes anticipated future growth may require implementation of new and enhanced communications and information systems and training of its personnel to operate such systems. Any difficulty or significant delay in the implementation or operation of existing or new systems, the integration of management and other personnel or the training of personnel could adversely affect the Company's ability to manage growth. See "Risk Factors--Dependence on Systems; Year 2000 Compliance."

RISK MANAGEMENT

  Exposure to risk and the ways the Company manages the various types of risks on a day-to-day basis are critical to Ragen MacKenzie's survival and financial success. The Company monitors its operating, principal, credit, correspondent and investment banking risks on a daily basis through a number of control procedures designed to identify and evaluate the various risks to which it is exposed. There can be no assurance, however, that the Company's risk management procedures and internal controls will prevent losses from occurring as a result of such risks.

  The Company's principal risk relates to the fact that it owns a variety of investments that are subject to changes in value and could result in the Company's incurring material gains or losses. The Company also engages in proprietary trading and makes dealer markets in equity securities, investment-grade corporate debt, U.S. government and agency securities and mortgage-backed securities. As such, Ragen MacKenzie may be required to maintain certain amounts of inventories in order to facilitate customer order flow. The Company seeks to cover its exposure to market risk by limiting its net long or short positions, by selling or buying similar instruments and by utilizing various financial instruments such as futures. The Company also often acts as a principal in customer-related transactions in financial instruments, which exposes it to risks of default by customers and counterparties.

  Trading activities generally result in the creation of inventory positions. Trading and inventory accounts are monitored on an ongoing basis, and Ragen MacKenzie has established written position limits. Position and exposure reports are prepared at the end of each trading day by operations staff in each of the business groups engaged in trading activities for traders, trading managers, department managers and management personnel. Such reports are reviewed independently on a daily basis by Ragen MacKenzie's corporate accounting group. In addition, the corporate accounting group prepares a consolidated summarized position report indicating both long and short exposure, which is distributed to various levels of management throughout RMI and which enables senior management to review inventory levels and monitor results of the trading groups. The Company also reviews and monitors, at various levels of management, inventory, pricing, concentration and securities ratings.

  In addition to position and exposure reports, the Company produces a daily revenue report that summarizes the trading, interest, commissions, fees, underwriting and other revenue items for each of its business groups. The daily revenue report is distributed to various levels of senior management, and together with the position and exposure report assists senior management in monitoring and reviewing overall activity of the trading groups.

  Credit risk relating to various financing activities is reduced by the industry practice of obtaining and maintaining collateral. The Company monitors its exposure to counterparty risk on a daily basis by using credit exposure information and monitoring collateral values. Senior management approves various actions, including setting higher margin requirements for large or concentrated accounts, requiring a reduction of either the level of margin debt or investment in high-risk securities or, in some cases, requiring the transfer of the account to another broker-dealer. Prior to opening a margin account, the Company obtains a credit report on the customer to determine creditworthiness. In addition, the Company actively manages the credit exposure relating to its trading activities by entering into master agreements that permit netting, when feasible, monitoring the creditworthiness of counterparties and their related trading limits on an ongoing basis, requesting additional collateral when deemed necessary and limiting the amount and duration of exposure to individual counterparties.

  Management of risk relating to clearing activities for the Company's correspondent firms begins with a review by certain members of senior management of each prospective correspondent firm prior to commencing the relationship. This review includes an examination of the firm's employees, trading history and finances. Each new correspondent is required to maintain a security deposit. The amount required is based upon the volume and type of business to be done. The correspondent agreement requires each correspondent to submit to RMI copies of all financial information they are required to file with the Commission and the NASD monthly or quarterly, including Financial and Operational Combined Uniform Single Reports ("FOCUS Reports"). Correspondent FOCUS Reports and other financial statements are reviewed by management. Additionally, each correspondent's settlements are reviewed daily.

  RMI's Executive Committee has served as RMI's commitment committee. The committee's objectives are to review potential clients and engagements, utilize experience with similar clients and situations and analyze RMI's potential role. The Company seeks to control the risks associated with its investment banking activities by thoroughly reviewing the details of potential transactions prior to accepting an engagement.

COMPETITION

  The securities industry is intensely competitive. Ragen MacKenzie competes directly with national and regional full-service broker-dealers and a broad range of other financial service firms. Many of the Company's competitors have substantially greater capital and financial and other resources, and greater name recognition, than the Company. In addition, the Company competes for assets with a variety of broker-dealers and financial entities, including mutual funds, which have enjoyed significant growth in recent years as many retail investors have sought the diversification and other perceived benefits available from such investment vehicles.

  Competition has intensified as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital and financial and other resources than the Company. Many of these firms, because of their significantly greater financial capital and scope of operations, are able to offer their customers more product offerings, broader research capabilities, access to international markets and other products and services not offered by the Company, which may provide such firms with competitive advantages over the Company. The increasing competition and consolidation in the Company's principal businesses could strengthen the Company's competitors and adversely affect the Company's business.

  The Company also faces competition from companies offering discount and/or electronic brokerage services, a rapidly expanding segment of the securities industry. These competitors may have lower costs or provide fewer services, and may offer their customers more favorable commissions, fees or other terms than those offered by the Company. Commissions charged to customers of discount and electronic brokerage services have steadily decreased over the past several years, and the Company expects such decreases to continue. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as the Company, the Company's operating results could be adversely affected. There can be no assurance that the rapid development of discount and/or electronic brokerages, the decrease of commissions at such brokerages and the potential of disintermediation will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

  The Company believes that the principal competitive factors in the securities industry are the quality and ability of professional personnel, and relative prices of services and products offered. The Company and its competitors use direct solicitation of potential customers as a means of increasing business and furnish investment research publications in an effort to attract existing and potential clients. Many of the Company's competitors also engage in advertising programs, which the Company does not use to any significant degree. The Company believes that its ability to compete for retail customers depends largely upon the skill, reputation and experience of its retail brokers and the perceived value of its research product. The Company believes that these assets will continue to prove attractive to a segment of the investing public which prefers the advice and personal relationship available from a full-service broker-dealer, and which is comfortable dealing with an established regional firm. However, there can be no assurance that these factors will continue to enable the Company to remain competitive.

PROPERTIES

  The Company occupies an aggregate of approximately 28,191 square feet of space in Seattle, Washington, under a lease expiring on February 28, 2002. The Company also leases space for its branch offices located in Bellevue, Tacoma, Kirkland and Walla Walla, Washington, and Portland, Eugene and Bend, Oregon.

EMPLOYEES

  As of March 31, 1998, the Company had approximately 287 full-time and part-time employees, of whom 179 are holders of Company stock. None of the Company's employees is covered by a collective bargaining arrangement. The Company believes that relations with its employees are good.

LITIGATION AND POTENTIAL SECURITIES LAW LIABILITY

  From time to time the Company has been, and may become, a party to legal proceedings related to its retail brokerage operations, its participation in underwriting syndicates or other aspects of its securities business. In addition, the Company may from time to time contribute to certain adverse final judgments, defense costs or settlements in actions arising out of its participation in underwriting syndicates. The Company is not currently a party to any material pending legal proceedings.

  The Internal Revenue Service is currently conducting an audit of the Company. The Company cannot predict the results of the audit, and there can be no assurance that the results of the audit will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

                                  REGULATION

  The Company's business and the securities industry in general are subject to extensive regulation in the United States at both the federal and state levels, as well as by SROs.

  In the United States, the Commission is the federal agency primarily responsible for the regulation of broker-dealers and investment advisers doing business in the United States, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other United States institutions. RMI is registered as a broker-dealer and investment adviser with the Commission. Certain aspects of broker-dealer regulation has been delegated to securities-industry SROs, principally the NASD and national securities exchanges such as the NYSE, which has been designated by the Commission as RMI's primary regulator. These SROs adopt rules (subject to Commission approval) that govern the industry, and, along with Commission, conduct periodic examinations of RMI's operations. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business. RMI is registered as a broker-dealer in all states and the District of Columbia.

  Broker-dealers are subject to regulations covering all aspects of the securities industry, including sales practices, trade practices among broker-dealers, capital requirements, the use and safekeeping of customers' funds and securities, record-keeping and reporting requirements, supervisory and organizational procedures intended to ensure compliance with securities laws and to prevent unlawful trading on material nonpublic information, employee-related matters, including qualification, and licensing of supervisory and sales personnel, limitations on extensions of credit in securities transactions, clearance and settlement procedures, requirements for the registration, underwriting, sale and distribution of securities and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the relationship between broker-dealers and customers are subject to regulation, including, in some instances, "suitability" determinations as to certain customer transactions, limitations on the amounts that may be charged to customers, timing of proprietary trading in relation to customers' trades and disclosures to customers.

  Much of the Company's market-making business involves securities traded on Nasdaq. Nasdaq's operations have been the subject of extensive scrutiny, including allegations of collusion among Nasdaq market-makers, by the media and by governmental regulators, including the Antitrust Division of the Justice Department. RMI has not been identified as the target of any specific investigation. The Justice Department recently settled its civil complaint against 24 other securities firms. The complaint alleged that the defendant firms violated antitrust laws by maintaining artificially high spreads between buy and sell prices for Nasdaq stocks and intimidating other market-makers which offered investors better prices on Nasdaq stocks. The settlement agreement prohibits such actions and establishes procedures to monitor Nasdaq traders, including random taping of conversations on Nasdaq desks, spot checks by regulators, secret taping of traders suspected of violating the rules, quarterly compliance reports and appointment of an antitrust compliance officer. The Company is not bound by the terms of the settlement, but if it were required to establish procedures similar to those outlined in the settlement, the resulting compliance costs could have a material adverse effect on its business, financial condition, results of operations or cash flows. Moreover, the settlement, together with changes to Nasdaq's operations agreed upon by the NASDR and the Commission in August 1996, which are applicable to all securities firms, could result in more narrow spreads between the buy and sell prices of Nasdaq stocks, thereby reducing the Company's trading profits.

  As an investment adviser registered with the Commission, RMI is subject to the requirements of the Investment Advisers Act of 1940, as amended, and the Commission's regulations thereunder, as well as state securities laws and regulations. Such requirements relate to, among other things, limitations on the ability of investment advisers to charge performance-based or nonrefundable fees to clients, record-keeping and reporting requirements, disclosure requirements and limitations on principal transactions between an adviser or its affiliates and advisory clients, as well as general antifraud prohibitions. Pursuant to the National Securities Markets Improvement Act of 1996 and the Investment Advisors Supervision Coordination Act, and the provisions thereunder, investment advisors such as RMI with more than $25 million of assets under management are regulated solely by the Commission and are no longer regulated by the states.

  RMI also is subject to "Risk Assessment Rules" imposed by the Commission. These rules require, among other things, that certain broker-dealers maintain and preserve certain information, describe risk management policies, procedures and systems and report on the financial condition of certain affiliates whose financial and securities activities are reasonably likely to have a material impact on the broker-dealers' financial and operational condition.

  Additional legislation, changes in rules promulgated by the Commission, state regulatory authorities or SROs, or changes in the interpretation or enforcement of existing laws and rules may directly affect the mode of operation and profitability of broker-dealers. The Commission, SROs and state securities commissions may conduct administrative proceedings, which can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulating and disciplining broker-dealers is the protection of customers and the securities markets, rather than the protection of creditors and shareholders of broker-dealers.

  As a registered broker-dealer, RMI is required to establish and maintain a system to supervise the activities of its retail brokers, including its independent contractor offices, and other securities professionals. The supervisory system must be reasonably designed to achieve compliance with applicable securities laws and regulations, as well as SRO rules. The SROs have established minimum requirements for such supervisory systems; however, each broker-dealer must establish procedures that are appropriate for the nature of its business operations. Failure to establish and maintain an adequate supervisory system may result in sanctions imposed by the Commission or an SRO that could limit RMI's ability to conduct its securities business. Moreover, under federal law, and certain state securities laws, RMI may be held liable for damages resulting from the unauthorized conduct of its account executives to the extent that RMI has failed to establish and maintain an appropriate supervisory system.

  The Company has never been subject to disciplinary actions by any applicable regulating authority. RMI is a member of SIPC, which, in the event of the liquidation of a broker-dealer, provides protection for customer accounts held by RMI of up to $500,000 for each customer, subject to a limitation of $100,000 for cash balance claims. RMI pays an annual assessment to SIPC as a member. RMI also maintains insurance coverage in order to insure customer accounts up to $14.5 million in excess of SIPC coverage per customer. There is no SIPC coverage for the accounts of officers, directors or beneficial owners of 5% or more of any class of equity security of the Company. In addition, RMI has made arrangements for optional custody of customer funds and securities through The Bank of New York, which customers may choose for a fee, which provide safekeeping and are not subject to the $500,000 SIPC limitation for securities claims.

  As part of its regular examination cycle, the NYSE inspected RMI in 1997. Following that inspection, various issues regarding registration and bookkeeping requirements, order execution procedures and supervision relating to such requirements and procedures were referred to the Division for further consideration. In addition, the Commission and the NASDR are also aware of the issues raised by the NYSE inspection. The Division, as well as the Commission and the NASDR, are considering what further steps, if any, to take. Those steps could include a determination that no enforcement proceeding is appropriate, undertaking further inquiries, or commencing an enforcement proceeding. Although the Company believes that there are defenses in connection with these issues, there can be no assurance that the Division, or another regulator, will not commence an enforcement proceeding. If an enforcement proceeding were commenced and that proceeding were to result in a conclusion that RMI or its employees, including executives with ultimate supervisory responsibility, violated or failed to enforce securities rules or regulations, sanctions for such violations could range from a letter of caution or censure to financial costs and penalties or various limitations on firm or employee activity, including individual suspensions. There can be no assurance that such sanctions, including suspensions of the Company's employees or executives, would not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

                            NET CAPITAL REQUIREMENTS

  As a registered broker-dealer and member of the NYSE, RMI is subject to Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which has also been adopted through incorporation by reference in NYSE Rule 325. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form.

  Net capital is essentially defined as net worth (assets minus liabilities, as determined under GAAP), plus qualifying subordinated borrowings, less the value of all of a broker-dealer's assets that are not readily convertible into cash (such as goodwill, furniture, prepaid expenses, exchange seats and unsecured receivables), and further reduced by certain percentages (referred to as "haircuts") of the market value of a firm's securities to reflect the possibility of a market decline prior to disposition.

  RMI has elected to compute net capital under the alternative method of calculation permitted by the Net Capital Rule. Under this alternative method, RMI is required to maintain minimum net capital, as defined in the Net Capital Rule, equal to the greater of $250,000 and 2% of the amount of "aggregate debit items" computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3 under the Exchange Act). Generally, aggregate debit items are assets that have as their source customer transactions, and consist primarily of margin loans. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the Commission and suspension or expulsion by the NYSE and other regulatory bodies, and ultimately may require its liquidation. Further, the decline in a broker-dealer's net capital below certain "early warning levels," even though above minimum capital requirements, could cause material adverse consequences to the broker-dealer. For example, the Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and payments in respect of subordinated indebtedness principal if thereafter net capital would be less than 5% of aggregate debit items. Under NYSE Rule 326, a member firm is required to reduce its business if its net capital (after giving effect to scheduled maturities of subordinated indebtedness or other planned withdrawals of regulatory capital in the following six months) is less than $312,500 or 4% of aggregate debit items. NYSE Rule 326 also prohibits the expansion of business if net capital (after giving effect to scheduled maturities of subordinated indebtedness or other planned withdrawals of regulatory capital in the following six months) is less than $375,000 or 5% of aggregate debit items for 15 consecutive days.

  The Commission's capital rules also (i) require that broker-dealers notify it and the NYSE, in writing, two business days prior to making withdrawals or other distributions of equity capital or lending money to certain related persons if such withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital and that they provide such notice within two business days after any such withdrawal or loan that would exceed, in any 30-day period, 20% of the broker-dealer's excess net capital, (ii) prohibit a broker-dealer from withdrawing or otherwise distributing equity capital or making related-party loans if after such distribution or loan the broker-dealer has net capital of less than $300,000 or 5% of aggregate debit items and certain other circumstances, and (iii) provide that the Commission may, by order, prohibit withdrawals of capital from a broker-dealer for a period of up to 20 business days if the withdrawals would exceed, in any 30-day period, 30% of the broker-dealer's excess net capital and the Commission believes such withdrawals would be detrimental to the financial integrity of the firm or would unduly jeopardize the broker-dealer's ability to pay its customer claims or other liabilities.

  Compliance with the Net Capital Rule could limit those operations of RMI that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict the Company's ability to withdraw capital, which, in turn, could limit the Company's ability to pay dividends, repay subordinated debt and redeem or purchase shares of its outstanding Common Stock.

  RMI has been in compliance at all times with all aspects of the Net Capital Rule. As of March 27, 1998, RMI was required to maintain minimum net capital, in accordance with Commission rules, of approximately $2.2 million and had total net capital (as so computed) of approximately $68.5 million, or approximately $66.3 million in excess of 2% of aggregate debit items and $63.0 million in excess of 5% of aggregate debit items.

                                   MANAGEMENT

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

  The directors, director nominees and executive officers of the Company and their ages and positions as of April 16, 1998, are as follows:

             NAME           AGE                           POSITION
             ----           ---                           --------
   Lesa A. Sroufe..........  40 Chief Executive Officer and Chairman of the Board
   Robert J. Mortell, Jr...  52 President, Chief Operating Officer, Treasurer and Director
   Mark A. McClure.........  46 Executive Vice President and Director
   V. Lawrence Bensussen...  39 Senior Vice President, Chief Financial Officer and Secretary
   John L. MacKenzie.......  61 Director
   Kirby L. Cramer (1).....  61 Director Nominee
   Arthur W. Harrigan, Jr.
    (1)....................  54 Director Nominee
   Peter B. Madoff (1).....  52 Director Nominee

--------
(1) Nominees for election as directors will be elected immediately prior to the Reorganization.

  Lesa A. Sroufe became Chief Executive Officer and Chairman of the RMGI Board in April 1998. She has served as a director of RMI since joining RMI in November 1988, and as a member of the Executive Committee of the RMI Board since November 1993. Since February 1998, Ms. Sroufe has served as RMI's Chief Executive Officer. Prior to such time, she served as RMI's Director of Research. Ms. Sroufe also served as a Senior Vice President of RMI from November 1988 until November 1996 and as Executive Vice President from November 1996 until February 1998. From 1980 to 1988, she was a research analyst with the Foster & Marshall division of Shearson Lehman Hutton ("Foster & Marshall"), a stock brokerage firm, and became Director of Research for that division in 1986. Ms. Sroufe holds a bachelor's degree in business from the University of Washington and is a Chartered Financial Analyst.

  Robert J. Mortell, Jr. became President, Chief Operating Officer, Treasurer and a director of the Company in April 1998. He has served as a director and a member of the Executive Committee of the RMI Board since RMI's incorporation in 1987, and as President and Chief Operating Officer of RMI since April 1996. Mr. Mortell served as RMI's Co-Chief Operating Officer from 1990 to April 1996 and as Chief Financial Officer from 1987 until July 1996. From 1972 to 1982, Mr. Mortell was employed by Foster & Marshall in various capacities within the operations area and, in 1981, became its Treasurer. Mr. Mortell holds a bachelor's degree in finance from Seattle University.

  Mark A. McClure became Executive Vice President and a director of the Company in April 1998. He has served as the Executive Vice President and a director of RMI, and as a member of the Executive Committee of the RMI Board, since November 1996. Mr. McClure has been a retail account executive since joining RMI in June 1994, and has served as the Director of Regional Branch Offices since June 1996. Mr. McClure served as Senior Vice President of RMI from June 1994 to November 1996. Mr. McClure was a Vice President and retail account executive with Kidder, Peabody and Co., a stock brokerage firm, from 1976 to 1994, and served as an Assistant Manager from January 1987 to June 1994. Mr. McClure holds a bachelor's degree in business from Washington State University.

  V. Lawrence Bensussen became Senior Vice President, Chief Financial Officer and Secretary of the Company in April 1998. He has served as Chief Financial Officer of RMI since July 1996 and as a director of RMI since November 1996. Mr. Bensussen joined RMI as assistant controller in 1986, becoming Vice President and Controller in 1987 and Senior Vice President in 1990. From 1984 to 1986, he was an accountant at Laventhol & Horwarth CPAs. Mr. Bensussen holds a bachelor's degree in accounting from the University of Washington and is a Certified Public Accountant.

  John L. MacKenzie became a director of the Company in April 1998. He has served as a director of RMI since joining RMI in November 1988, and as President of RMI from November 1988 until November 1990. He has served as a member of the Executive Committee of the RMI Board since November 1989. Mr. MacKenzie began his career as a research analyst in 1960 with Murphy Favre, a stock brokerage and money management firm. From 1972 to 1986, he was Director of Research for Foster & Marshall. He holds a bachelor's degree in accounting from the University of Iowa.

  Kirby L. Cramer is a director nominee of the Company. Mr. Cramer is Chairman Emeritus of Hazleton Laboratories Corporation and a Trustee Emeritus and former President of the University of Virginia's Colgate Darden Graduate School of Business Administration. Mr. Cramer is also past Chairman of the Advisory Board of the School of Business Administration of the University of Washington. He also serves on the board of directors of ATL Ultrasound, Inc., Commerce Bancorporation, Landec Corporation, Unilab, Inc., The Commerce Bank of Washington, Northwestern Trust Company and certain privately held companies.

  Arthur W. Harrigan, Jr. is a director nominee of the Company. Mr. Harrigan was a partner in Lane Powell Moss & Miller from 1975 until 1985 and, since January 1986, has been a partner of the law firm Danielson Harrigan & Tollefson LLP. Mr. Harrigan holds a bachelor's degree from Harvard College and a law degree from Columbia Law School, and is a Fellow of the American College of Trial Lawyers.

  Peter B. Madoff is a director nominee of the Company. Since 1965, Mr. Madoff has served as Senior Managing Director of Bernard L. Madoff Investment Securities. Mr. Madoff serves on the board of directors of the Cincinnati Stock Exchange and, from 1993 until 1994, served as the Vice Chairman of the Board of Directors of the National Association of Securities Dealers, Inc. He holds a bachelor's degree from Queens College and a law degree from Fordham Law School.

DIRECTOR COMMITTEES AND COMPENSATION

  The RMGI Board currently has no committees. Prior to the Offering, the Company will establish an audit committee and a compensation committee. The audit committee will review the functions of the Company's management and independent auditors pertaining to the Company's consolidated financial statements and will perform such other related duties and functions as are deemed appropriate by the audit committee and the RMGI Board. The compensation committee will determine officer and director compensation and administer the Company's compensation plans. See"--Compensation Plans."

  Directors who are employees of Ragen MacKenzie Group Incorporated or RMI receive no additional compensation for their service as directors. Nonemployee directors of Ragen MacKenzie Group Incorporated will receive compensation to be established prior to the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Ragen MacKenzie Group Incorporated currently has no compensation committee, and its officers and directors have not deliberated concerning executive compensation. Prior to the Offering, the Company will establish a compensation committee. See "--Director Committees and Compensation." No executive officer of the Company serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of the RMGI Board.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION TABLE

  The following table sets forth certain information with respect to compensation paid by RMI in the fiscal year ended September 26, 1997 to the Chief Executive Officer and the four other most highly compensated executive officers of the Company during fiscal 1997 (collectively, the "Named Executive Officers").

                                                            LONG-TERM
                                                           COMPENSATION
                                                              AWARDS
                                                           ------------
                                ANNUAL COMPENSATION
                         ---------------------------------  SECURITIES   ALL OTHER
   NAME AND PRINCIPAL                                       UNDERLYING  COMPENSATION
        POSITION         SALARY($) BONUS($) COMMISSIONS($)  OPTIONS(#)     ($)(1)
   ------------------    --------- -------- -------------- ------------ ------------
Lesa A. Sroufe..........  263,876  364,000         --         35,000         882
 Chief Executive Officer
Robert J. Mortell, Jr...  397,875  328,000         --            --          900
 President, Chief
  Operating
 Officer and Treasurer
Mark A. McClure.........  147,875  280,000     214,691         8,750       4,058
 Executive Vice
  President
V. Lawrence Bensussen...  123,475  120,000         --            --          499
 Senior Vice President,
 Chief Financial Officer
 and Secretary
Stanley G. Freimuth(2)..    9,000  888,670     979,406           --        3,579

--------
(1) Represents premiums paid by RMI with respect to life insurance for the benefit of the Named Executive Officers and, for Messrs. McClure and Freimuth, also includes $3,210 and $2,675, respectively, in cash payments made upon the exercise of stock options in amounts equal to the difference between the exercise price of such options and a price contractually agreed upon by RMI and the Named Executive Officer.

(2) Mr. Freimuth served as RMI's Chief Executive Officer from October 1996 to February 1998.

 OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended September 26, 1997.

                                                                         POTENTIAL
                                                                        REALIZABLE
                                                                         VALUE AT
                                                                          ASSUMED
                                                                       ANNUAL RATES
                                       INDIVIDUAL GRANTS                 OF STOCK
                         ---------------------------------------------     PRICE
                         NUMBER OF   PERCENT OF                        APPRECIATION
                         SECURITIES TOTAL OPTIONS                       FOR OPTION
                         UNDERLYING  GRANTED TO   EXERCISE                TERM(3)
                          OPTIONS   EMPLOYEES IN    PRICE   EXPIRATION -------------
    NAME                 GRANTED(#)  FISCAL YEAR  ($/SH)(1)  DATE(2)   5%($)  10%($)
    ----                 ---------- ------------- --------- ---------- ------ ------
Lesa A. Sroufe..........   19,425        4.7%       5.14      3/11/99  10,234 20,967
                           15,575        3.8%       5.14       1/2/00  11,853 24,786
Robert J. Mortell, Jr...      --         --          --           --      --     --
Mark A. McClure.........    8,750        2.1%       5.14     11/30/98   4,200  8,570
V. Lawrence Bensussen...      --         --          --           --      --     --
Stanley G. Freimuth.....      --         --          --           --      --     --

--------
(1) All options were granted at book value on the date of grant. Mr. McClure will be entitled to a cash payment equal to $2.28 per share upon exercise of such options.

(2) Options for 19,425 shares and 15,575 shares were granted to Ms. Sroufe on March 11, 1997 and an option for 8,750 shares was granted to Mr. McClure on February 4, 1997. The options were immediately exercisable on the date of grant except that the option for 15,575 shares granted to Ms. Sroufe vested on January 2, 1998.

(3) The assumed rates of growth are prescribed by the Commission for illustrative purposes only and are not intended to forecast or predict future stock prices.

 OPTION EXERCISES IN FISCAL 1997 AND YEAR-END OPTION VALUES

  The following table sets forth certain information regarding option exercises by the Named Executive Officers during the fiscal year ended September 26, 1997, and unexercised stock options held by the Named Executive Officers as of September 26, 1997.

                                                      NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS AT
                                          VALUE   OPTIONS AT FISCAL YEAR-END(#)         FISCAL YEAR-END ($)(2)
                         SHARES ACQUIRED REALIZED ---------------------------------    -------------------------
          NAME           ON EXERCISE(#)   ($)(1)   EXERCISABLE       UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
          ----           --------------- -------- --------------    ---------------    ----------- -------------
Lesa A. Sroufe..........        --           --             43,925             15,575    89,149       19,002
Robert J. Mortell, Jr...        --           --                --                 --        --           --
Mark A. McClure.........     42,000      110,790            36,750                --     83,635          --
V. Lawrence Bensussen...      7,000       19,170             7,000                --     18,240          --
Stanley G. Freimuth.....     35,000       92,325            33,425                --     91,121          --

--------
(1) Calculated based on the difference between the exercise price and the book value per share on the date of exercise.
(2) Calculated based on the difference between the exercise price and the book value of $6.36 per share at September 26, 1997.

COMPENSATION PLANS

 EXECUTIVE COMPENSATION POOL AND PERFORMANCE BONUS PLAN

  RMI's Executive Committee, consisting of Stanley G. Freimuth, Lesa A.
Sroufe, Mark A. McClure and Robert J. Mortell, Jr., are compensated for their management service from a compensation pool (the "Base Pool") and are further entitled to participate in RMI's executive performance bonus plan (the "Bonus Plan"). Historically, the Base Pool and the Bonus Plan have been administered by the Chief Executive Officer. Following the Reorganization, the Company intends for the Base Plan and the Bonus Plan, if continued, to be administered by a committee (the "Committee") of the RMGI Board comprised of nonemployee directors. The Base Pool provides that the management services component of base salaries for the eligible group is an aggregate of $800,000, to be divided among the eligible group. The Bonus Plan provides for an award pool from which awards may be paid to eligible employees. The amount included in the award pool for any year will equal a percentage of adjusted pretax net income of RMI for the year, before providing for incentive compensation and extraordinary items ("Pool Income"). The award pool shall consist of 10% of Pool Income, if any, from $8,000,000 to $10,000,000; 9% of Pool Income, if any, from $10,000,000 to $20,000,000; 8% of Pool Income, if any, from $20,000,000 to $30,000,000; and 7% of Pool Income, if any, in excess of $30,000,000. At the conclusion of each fiscal year, the award pool is allocated among the eligible employees; in no event will the percentage portion of the award pool allocated to any participant exceed 50% of the award pool. The Committee may establish criteria that it deems appropriate for awards under the Bonus Plan, which may or may not be tied to pretax operating income of RMI, so long as the amounts of the awards fall within the maximum amounts described above. The RMGI Board may at any time terminate, suspend or modify the Bonus Plan and the terms and conditions of any award thereunder that has not been paid. No award may be granted under the Bonus Plan during any period of suspension or after its termination. Awards previously made under the Bonus Plan for the last fiscal year are reflected in the Summary Compensation Table.

 RESTRICTED STOCK PURCHASE PLAN

  The Company plans to implement a Restricted Stock Purchase Plan (the "Restricted Stock Purchase Plan") upon or shortly after consummation of the Offering. Certain of RMI's executive officers and other key employees would be eligible to participate in the Restricted Stock Purchase Plan. Eligible employees whose compensation in the prior year equaled or exceeded $100,000 would be permitted to defer a portion of their base pay (ranging from 15% of base pay for employees whose compensation is at least $100,000 to 25% of base pay for employees whose compensation is at least $500,000) to purchase Common Stock at a discount that similarly would range from 15% to 25% of the trading price of the Common Stock on the purchase date, which would be January 1 and July 1 of each year. No later than December 20 and June 20 of each year, eligible employees would have the choice of electing to use their deferred pay to purchase short-term Treasury Notes at the same discount that would be available to them for the purchase of Common Stock. The number of shares of Common Stock available to be purchased under the Restricted Stock Purchase Plan would be determined annually by the RMGI Board. If less shares are available than requested, a pro rata share of each eligible employee's deferrals would be used to purchase Treasury Notes. The Common Stock and the Treasury Notes would vest over three years following the date of purchase unless vesting was extended by the plan administrator with the consent of the employee. The RMGI Board presently intends to allocate approximately 1,500,000 shares of Common Stock for issuance pursuant to the Restricted Stock Purchase Plan. These shares would be issued under the 1998 Plan.

 1998 STOCK INCENTIVE COMPENSATION PLAN

   The purpose of the 1998 Plan is to enhance the long-term shareholder value of the Company by offering employees, directors, officers, consultants, agents, advisors and independent contractors of the Company and its subsidiaries an opportunity to participate in the Company's growth and success, and to encourage them to remain in the service of the Company and its subsidiaries and to acquire and maintain stock ownership in the Company. The 1998 Plan includes stock option, stock appreciation right ("SAR"), stock award (including restricted stock), performance award and other stock-based award features. The 1998 Plan is a long-term incentive compensation plan that is designed to provide a competitive and balanced incentive reward program for participants. Upon consummation of the Offering, a maximum of 4,000,000 shares of Common Stock will be available for issuance under the 1998 Plan. Approximately 285 persons will be eligible to receive awards under the 1998 Plan. No awards will be made under the 1998 Plan until after consummation of the Offering.

  Stock Option Grants. The Compensation Committee of the RMGI Board (the "Plan Administrator") will have the authority to select individuals who are to receive options under the 1998 Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the exercise price (which must be at least equal to the fair market value of the Common Stock on the date of grant with respect to incentive stock options), the vesting provisions and the option term. For purposes of the 1998 Plan, fair market value means the closing price as reported by The Nasdaq Stock Market on the date of grant. Unless otherwise provided by the Plan Administrator, an option granted under the 1998 Plan expires three years from the date of grant or, if earlier, three months after termination of the optionee's employment or services, other than termination for cause, and except that, in the case of disability or death, the option will be exercisable for a one-year period after such termination.

  Stock Appreciation Rights. The Plan Administrator may grant SARs separately or in tandem with a stock option award. A SAR is an incentive award that permits the holder to receive, for each share covered by the SAR, an amount equal to the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the exercise price of such share (the "base price"). A SAR granted in tandem with a related option will generally have the same terms and provisions as the related option with respect to exercisability, and the base price of such SAR will generally be equal to the exercise price under the related option. A SAR granted separately will have such terms as the Plan Administrator may determine, except that, unless otherwise established by the Plan Administrator, a standalone SAR will have a 10-year term, will have a base price at least equal to 85% of the fair market value of the Common Stock and will be subject to the same provisions relating to termination of employment or services as stock options.

  Stock Awards. The Plan Administrator is authorized under the 1998 Plan to issue shares of Common Stock to eligible participants on such terms and conditions and subject to such restrictions, if any, as the Plan Administrator may determine in its sole discretion. Such restrictions may be based on continuous service with the Company or its subsidiaries or the achievement of such performance goals as the Plan Administrator may determine. Holders of restricted stock are recorded as shareholders of the Company and have, subject to certain restrictions, all the rights of shareholders with respect to such shares.

  Performance Awards. The Plan Administrator is authorized under the 1998 Plan to grant performance awards that may be denominated in cash, shares of Common Stock, or any combination thereof. The Plan Administrator is authorized to determine the nature, length and starting date of the performance period for each performance award and the performance objectives to be used in valuing the performance award and determining the extent to which the performance award has been earned.

  Other Stock-Based Awards. The Plan Administrator may grant other stock-based awards under the 1998 Plan pursuant to which shares of Common Stock are or may in the future be acquired, or awards denominated in stock units, including awards valued using measures other than market value. Such other stock-based awards may be granted alone or in addition to or in tandem with any award of any type granted under the 1998 Plan and must be consistent with the 1998 Plan's purpose.

  Adjustments. Proportional adjustments to the aggregate number of shares issuable under the 1998 Plan and to outstanding awards will be made for stock splits and other capital adjustments.

  Corporate Transactions. In the event of certain Corporate Transactions (as defined in the 1998 Plan), each outstanding option, SAR and restricted stock award under the 1998 Plan will automatically accelerate so that it will become 100% vested immediately before the Corporate Transaction, except that acceleration will not occur if such option, SAR or restricted stock award is, in connection with the Corporate Transaction, to be assumed by the successor corporation or parent thereof.

 ASSUMED PLANS

  Upon consummation of the Reorganization, the Company will assume obligations of RMI under the 1996 Plan, the 1993 Plan and the 1989 Plan. The terms of the 1996 Plan are substantially the same as the terms of the 1998 Plan. The terms of the 1993 Plan and the 1989 Plan are substantially the same as the terms of the 1998 Plan as it relates to stock options. As of March 27, 1998, there were 1,231,255 shares of Common Stock issuable upon the exercise of stock options outstanding and exercisable under the Assumed Plans and 605,555 shares of Common Stock issuable upon the exercise of stock options that the Company has agreed to issue upon satisfaction of certain performance goals, or that have been issued and will vest upon satisfaction of certain performance goals. See
Note 12 of Notes to the Company's Consolidated Financial Statements. Of the outstanding options under the Assumed Plans, options for 443,555 shares will expire, pursuant to their terms, unless exercised by June 26, 1998. No additional options will be granted under the Assumed Plans after consummation of the Reorganization.

                           TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

SEVERANCE PAYMENTS UNDER NONCOMPETITION AGREEMENTS

  Each of Lesa A. Sroufe, Robert J. Mortell, Jr., Mark A. McClure, V. Lawrence Bensussen, John L. MacKenzie and Stanley G. Freimuth has entered into a Noncompetition Agreement with a 30-month term commencing upon consummation of the Offering. Under the terms of each Noncompetition Agreement, if any of such individuals is terminated by RMI without "cause" (as defined in the Noncompetition Agreement) during the term of the Noncompetition Agreement, then RMI shall pay such individual a severance payment equal to the lesser of three months' annual base salary or the annual base salary that the individual would have received if his or her employment had continued until the end of such term.

CHANGE-IN-CONTROL ARRANGEMENTS UNDER OPTION PLANS

  The vesting of stock options, SARs and restricted stock awards outstanding under the 1998 Plan and the Assumed Plans may accelerate upon the occurrence of certain corporate transactions involving the Company, as provided in such plans. See "Management--Compensation Plans."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Brooks G. Ragen, a founder of RMI's predecessor and former RMI Chairman and Chief Executive Officer, is RMI's largest shareholder and a senior retail broker of RMI. In anticipation of the Offering, Mr. Ragen and the Company have agreed to establish a new relationship, pursuant to which Mr. Ragen intends to form a new entity to serve as a correspondent of RMI, thereby enabling Mr. Ragen to continue his business. On or before January 1999, Mr. Ragen's entity intends to hire Mr. Ragen, up to five current employees of RMI, and one former employee of RMI. Mr. Ragen has agreed to conduct all or substantially all of his Commission- and NASD-regulated business through RMI, except for business currently conducted with one outside investment advisor, and certain corporate finance activities. Mr. Ragen has agreed not to compete with RMI otherwise than through Mr. Ragen's entity. If he does not form the new entity, Mr. Ragen has agreed to be bound by the terms of a 30-month noncompetition agreement substantially similar to that entered into by the senior executives of the Company. See "Termination of Employment and Change-in-Control Arrangements." Although the Company has structured fees charged to Mr. Ragen's entity in a way that it believes to be fair to both parties, there can be no assurance that Mr. Ragen's departure will not have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects. As part of its understanding with Mr. Ragen, the Company has agreed that Mr. Ragen may sell in the Offering at least 40% of the shares that he will own in the Company as of the Reorganization, and as reasonably close to 50% of the shares as possible. A portion of such shares will be sold in the primary offering in the Offering, and the balance will be included in the underwriters' over-allotment option. Mr. Ragen has agreed that, except for those shares sold in the Offering, he will be subject to the same restrictions on transfer that apply to other employees of the Company. Each of Mr. Ragen and the Company has agreed to release claims that he or it may have against the other. Mr. Ragen has agreed that, once it has been formed, Mr. Ragen's entity will become a party to the agreement between Mr. Ragen and RMI.
Mr. Ragen will continue to receive compensation with respect to corporate finance advisory assignments originated by him.

  Cameron B. Ragen, Brooks Ragen's son, has been employed by the Company since September 1994. For the fiscal years ended September 29, 1995, September 27, 1996 and September 26, 1997 and the six months ended March 27, 1998, Cameron
B. Ragen received compensation of $59,116, $89,468, $112,965 and $78,458, respectively. Teresa A. James, John MacKenzie's daughter, has been employed by the Company since August 1992. For the fiscal years ended September 29, 1995, September 27, 1996 and September 26, 1997 and the six months ended March 27, 1998, Teresa A. James received compensation of $94,007, $86,070, $98,992 and $42,284, respectively. William R. Mortell, Robert J. Mortell Jr.'s son, has been employed by the Company since February 1994. For the fiscal years ended September 29, 1995, September 27, 1996 and September 26, 1997 and the six months ended March 27, 1998, William R. Mortell received compensation of $28,795, $39,504, $48,025 and $35,500, respectively. The Company believes that the terms of such employment were at least as favorable to the Company as would have been obtainable in arm's-length dealings with unrelated third parties.

  Robert J. Mortell, Jr., an executive officer and director of the Company, is a participant in the Share Repurchase Plan, pursuant to which RMI redeemed from Mr. Mortell 8,800 shares of common stock of RMI on April 11, 1997 for $50,336 (the book value of the shares as of the end of the Company's fiscal quarter preceding redemption). Under the Share Repurchase Plan, Mr. Mortell will be entitled to a cash payment equal to the difference between the book value of the shares at the time of the redemption and the initial public offering price in the Offering. This payment by RMI to Mr. Mortell may be in excess of $60,000.

  Peter B. Madoff, a director nominee to the RMGI Board, is Senior Managing Director of Bernard L. Madoff Investment Securities ("BMIS"), which executes orders to purchase or sell securities at the request of RMI, as one of several third-party market firms. Payments by BMIS to RMI in connection with such services were $142,513, $215,712, $220,308 and $166,776 for the fiscal years ended September 29, 1995, September 27, 1996 and September 26, 1997 and for the six months ended March 27, 1998, respectively.

  Arthur W. Harrigan, Jr., a director nominee to the RMGI Board, is a partner of the law firm Danielson Harrigan & Tollefson LLP, which the Company has retained in the current fiscal year in connection with certain matters relating to the Reorganization and the Offering.

  Robert J. Mortell, Jr. and Mark A. McClure have pledged 309,526 and 63,350 shares of common stock of RMI, respectively, to commercial banks as security for individual lines of credit. The Company has in the past delivered letters to banks indicating its desire to significantly limit the number of shares of common stock of RMI held by nonemployees. In particular, the Company has stated in such letters that, subject to certain regulations requiring RMI to maintain specified amounts of capital, it has followed a policy of repurchasing shares of common stock of RMI held by shareholders who default on loans secured by such shares. The Company intends to deliver like letters to such banks notifying them of the termination of its repurchase policy upon the consummation of the Offering.

  The Company, in the ordinary course of its business, extends credit to margin accounts in which certain of its officers and directors and director nominees may have an interest. These extensions of credit have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with nonaffiliated persons, and do not involve more than a normal risk of collectibility or present other unfavorable features. From time to time and in the ordinary course of its business, the Company also enters into transactions involving the purchase or sale of securities as principal from, or to, directors, officers and employees and accounts in which they have an interest. Such purchases and sales are effected on substantially the same terms as similar transactions with unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth, as of April 15, 1998, certain information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) each Selling Shareholder and (v) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                          BENEFICIAL OWNERSHIP
                              PRIOR TO THE     NUMBER OF BENEFICIAL OWNERSHIP
                                OFFERING        SHARES    AFTER THE OFFERING
                          --------------------  OFFERED  -------------------------
    NAME AND ADDRESS       SHARES   PERCENTAGE  HEREBY    SHARES      PERCENTAGE
    ----------------      --------- ---------- --------- ------------ ------------
Brooks G. Ragen.........  1,002,841    9.4%                                      %
 c/o Ragen MacKenzie
  Incorporated
 999 Third Avenue, Suite
  4300
 Seattle, WA 98104
John L. MacKenzie(1)....    977,625    9.1         0          977,625         8.3
 c/o Ragen MacKenzie
  Incorporated
 999 Third Avenue, Suite
  4300
 Seattle, WA 98104
Stanley G. Freimuth(2)..    556,675    5.2         0          556,675         4.6
 c/o Ragen MacKenzie
  Incorporated
 999 Third Avenue, Suite
  4300
 Seattle, WA 98104
Lesa A. Sroufe(3).......    262,500    2.4         0          262,500         2.2
Robert J. Mortell, Jr...    441,776    4.1         0          441,776         3.6
Mark A. McClure(4)......    121,100    1.1         0          121,100         1.0
V. Lawrence
 Bensussen(5)...........    105,000      *         0          105,000           *
Kirby L. Cramer.........          0      *         0                0           *
Arthur W. Harrigan,
 Jr. ...................          0      *         0                0           *
Peter B. Madoff.........          0      *         0                0           *
+Coleen E. Anderson.....    120,000    1.1
Robert M. Arnold........     14,000      *                                      *
+Sherrill A. Cain(6)....     42,000      *                                      *
Katherine A. Calhoun....      7,000      *                                      *
+Marilyn M. Canale......     82,236      *                                      *
+Sandra J. Devaney......     15,750      *                                      *
+T. Scott Eaton.........    237,188    2.2
Peter Eising............     17,500      *                                      *
+Bonnie R. Fadden(7)....     15,400      *                                      *
+Timothy H. Ganahl......    168,784    1.6
+Peter C. Hanson(8).....    199,805    1.9
+Gale W. House..........     26,075      *                                      *
Janet W. Ketcham........     51,471      *                                      *
Nancy Ketcham...........     25,739      *                                      *
Frank Kitchell..........    122,500    1.1
KSA Company.............     17,500      *                                      *
+James B. Lockwood......     72,800      *                                      *
+Dan Nelson.............    137,000    1.3
+Barbara A. Powell......     78,736      *                                      *
W. Hunter Simpson.......     22,750      *                                      *
+Dale W. Slater.........    221,284    2.1
+Jeanne E. Stauffer(9)..     63,000      *                                      *
+Judith A. Sterling(10).     70,000      *                                      *

                          BENEFICIAL OWNERSHIP
                              PRIOR TO THE     NUMBER OF BENEFICIAL OWNERSHIP
                                OFFERING        SHARES    AFTER THE OFFERING
                          --------------------  OFFERED  ------------------------
    NAME AND ADDRESS       SHARES   PERCENTAGE  HEREBY    SHARES     PERCENTAGE
    ----------------      --------- ---------- --------- ----------- ------------
+Robert B. Strong(11)...    116,858     1.1
+Thomas B. Tawresey(12).     66,489       *                                    *
+James E. Webster.......    147,810     1.4
Mary Williams...........      5,145       *                                    *
Bagley Wright...........    170,821     1.6
All directors and
 executive officers as a
 group (5 persons)(13)..  1,908,001    17.6

--------
  *  Less than 1%.
  +  Employee of RMI.

 (1) Includes 50,400 shares issuable to Mr. MacKenzie upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (2) Includes 15,925 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (3) Includes 52,500 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (4) Includes 36,750 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (5) Includes 7,000 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (6) Includes 5,950 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (7) Includes 2,100 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (8) Includes 4,000 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

 (9) Includes 9,100 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

(10) Includes 3,080 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

(11) Includes 3,325 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

(12) Includes 2,500 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

(13) Includes 146,650 shares issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Articles and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. Immediately prior to the closing of the Offering, the Company's authorized capital stock will consist of 50,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock").

COMMON STOCK

  As of April 15, 1998 (after giving effect to the Reorganization and assuming, as of April 15, 1998, the conversion of all classes of then outstanding capital stock into Common Stock immediately prior to the closing of the Offering), there were 10,694,120 shares of Common Stock outstanding held of record by approximately 224 shareholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  The RMGI Board has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences, limitations and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. The Preferred Stock may be issued from time to time in one or more series as may be determined from time to time by the RMGI Board and stated in the resolutions providing for the issuance of these shares. The RMGI Board shall have the authority to fix and determine and to amend, the relative rights of the shares of any series that is not yet issued. No shares of Preferred Stock have been issued. The issuance of Preferred Stock could have one or more of the following effects: (i) restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or
(iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Articles or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The RMGI Board does not presently intend to issue any shares of Preferred Stock. See "Risk Factors--Antitakeover Considerations."

WASHINGTON ANTITAKEOVER STATUTE

  Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a takeover or change in control of the Company. Chapter 23B.19 of the Washington Business Corporation Act (the
"WBCA") prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with an "acquiring person" (defined as a person who acquires 10% or more of the Company's voting securities without the prior approval of the RMGI Board) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or otherwise allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period, the Company may engage in otherwise proscribed transactions, so long as the transaction complies with certain fair price provisions of the statute or is approved by a majority of disinterested shareholders within each voting group entitled to vote separately. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

CERTAIN PROVISIONS IN ARTICLES

  The Company's Bylaws permit the RMGI Board to establish by resolution the authorized number of directors, which shall not be less than three or more than
15. The Company's Articles provide that the RMGI Board shall be divided into two classes at the first election of directors after the first primary public offering of equity securities by the Company pursuant to a registration statement filed under the Securities Act. At the first election of the Company's directors to such classified Board of Directors (i) each Class I director would be elected to a term expiring at the next ensuing annual meeting of shareholders and (ii) each Class II director would be elected to a term expiring at the second ensuing annual meeting of shareholders. At each annual meeting of shareholders following the meeting at which the RMGI Board would be initially classified, the successors to directors whose terms are expiring will be elected to serve from the time of election and qualification until the second annual meeting following election. If necessary to maintain the relative equality among classes of directors created due to vacancies or removals of directors, directors may be elected to a class the term of which expires prior to the second annual meeting of shareholders following such election. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the RMGI Board, as it generally makes it more difficult for shareholders to replace a majority of directors.

  Under Washington law, a merger, share exchange, dissolution or sale of substantially all the assets of a corporation must be approved by each voting group entitled to vote separately by two-thirds of all the votes entitled to be cast, unless otherwise provided in the articles of incorporation. Under Washington law, a corporation may provide for a greater or lesser vote, so long as the vote provided for each voting group entitled to vote separately is not less than a majority of all the votes of such group to be cast. The Company's Articles require that certain business combinations (including a merger, share exchange and the sale, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of a substantial part of the Company's assets other than in the usual and regular course of business) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination has been approved by a majority of Continuing Directors (defined as those individuals who were members of the RMGI Board on April 30, 1998 or were elected thereafter on the recommendation of a majority of Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares. Under the Company's Articles and Bylaws, the shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. The Articles also provide that changes to certain provisions of the Articles, including those regarding amendment of certain provisions of the Company's Bylaws or Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

  The foregoing provisions of the Company's Articles may have the effect of delaying, deterring or preventing a change in control of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The Articles include a provision that limits the liability of the Company's directors to the fullest extent permitted by the WBCA as it currently exists or as it may be amended in the future. Consequently, subject to the WBCA, no person shall be liable to the Company or its shareholders for monetary damages resulting from such person's conduct as a director of the Company. Amendments to the Articles may not adversely affect any right of a director of the Company with respect to acts or omissions occurring prior to such amendment. Section 23B.08.320 of the WBCA provides that the Articles may not limit any director's liability for acts or omissions involving intentional misconduct or knowing violations of law, unlawful distributions or transactions from which the director personally receives benefits in money, property or services to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Bylaws implement this indemnification. Insofar as the indemnity for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have     shares of Common
Stock outstanding, of which     shares were registered for issuance in
connection with the Reorganization on a registration statement on Form S-4 and 2,250,000 shares were sold in the Offering (2,587,500 shares assuming the Underwriters' over-allotment option is exercised in full). Common Stock received by nonaffiliates of Ragen MacKenzie Group Incorporated or RMI in either the Reorganization or the Offering are freely resalable without restriction under the Securities Act, unless subject to restrictions on resale
under lock-up agreements with the Underwriters.     of the     shares
outstanding upon consummation of the Offering, plus       shares issuable upon
exercise of options, are subject to lock-up agreements in addition to any notice, manner of sale and volume restrictions that may be imposed on affiliates of Ragen MacKenzie Group Incorporated or of RMI by Rule 145, with respect to shares received in the Reorganization, and on affiliates of Ragen MacKenzie Group Incorporated by Rule 144, with respect to shares purchased in the Offering or acquired upon exercise of options registered pursuant to the Form S-8.

  Under the lock-up agreements, the Company, all executive officers and directors of the Company, the Selling Shareholders and other shareholders that hold, individually, more than 10,000 shares of Common Stock (including shares issued on exercise of options to acquire Common Stock) have agreed not to sell, directly or indirectly during certain periods, any shares owned by them without the prior written consent of Raymond James. An aggregate of
shares, plus an aggregate of          shares issuable upon exercise of vested
options, are subject to such lock-up agreements. Of these shares, the following number of shares will be available for sale free of the lock-up agreements at the following times, subject to, in certain instances, the
resale limitations of Rules 144 and 145:        shares 90 days following the
closing of the Offering,        additional shares 180 days following the
closing of the Offering,        additional shares 270 days following the
closing of the Offering and     additional shares 360 days following the
closing of the Offering. Raymond James may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to the lock-up agreements.

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is an affiliate of Ragen MacKenzie Group Incorporated would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-
outstanding shares of Common Stock (approximately            shares) and the
average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided that certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied (the "Permitted Amount"). As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

  In general, under Rule 145, as currently in effect, a person (or persons whose shares are aggregated) who is an affiliate of Ragen MacKenzie Group Incorporated (whether or not an affiliate of RMI) would be entitled to sell the Permitted Amount. Affiliates of RMI who are not affiliates of Ragen MacKenzie Group Incorporated may (i) sell the Permitted Amount, (ii) may sell shares subject only to the requirement of current public information about the Company once the shares are held at least one year after the date of acquisition and (iii) may freely sell their shares two years after the date of acquisition. Nonaffiliates of both Ragen MacKenzie Group Incorporated and RMI are not subject to the restrictions of Rule 144 or 145.

  The Company intends to file a registration statement on Form S-8 under the Securities Act immediately following the consummation of the Reorganization to
register the future issuance of up to            shares of Common Stock under
the Assumed Plans and the 1998 Plan. Shares issued under the Assumed Plans and the 1998 Plan after the effective date of the Form S-8 will be freely tradeable in the open market, unless subject to the lock-up agreements and, in the case of sales by affiliates of Ragen MacKenzie Group Incorporated, subject to certain requirements of Rule 144. As of April , 1998, options to purchase
approximately            such shares of Common Stock will be vested.

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the Offering. The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that such sales will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

                                 UNDERWRITING

  Upon the terms and subject to the conditions contained in the Underwriting Agreement dated as of the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                     NUMBER OF
                                                                     SHARES OF
   NAME                                                             COMMON STOCK
   ----                                                             ------------
   Raymond James & Associates, Inc. ...............................
   Ragen MacKenzie Incorporated....................................
                                                                       ------
     Total ........................................................
                                                                       ======

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Raymond James and RMI are acting as Representatives, propose to offer part of the shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that
represents a concession not in excess of $      per share under the initial
public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $        per share to certain other
dealers. The Representatives have advised the Company that the Underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority. Raymond James has from time to time provided advisory services to the Company and has received compensation therefor.

  Although RMI, a subsidiary of the Company, is acting as one of the Representatives, under the terms of the Underwriting Agreement, it is not empowered to make decisions or to take action on behalf of all the Underwriters without the consent of Raymond James. Thus, the consent of Raymond James will be required to approve legal and other documents required to be delivered by or on behalf of the Company and to determine whether certain conditions to the consummation of the Offering have been satisfied or to waive the satisfaction of such conditions.

  RMI has committed to purchase from the Company and the Selling Shareholders
approximately    % of the shares of Common Stock being offered hereby on the same basis as the other Underwriters. To the extent that part or all of such shares are not resold by RMI at a price equal to the per share Proceeds to Company set forth on the cover page of this Prospectus, the funds derived from the Offering by the Company and its subsidiaries on a consolidated basis would be reduced. Future resales of such shares by RMI, if made at a price per share less than the per share amount of Proceeds to Company, could also result in additional dilution to purchasers of Common Stock in the Offering, and any such sales could have an adverse effect on the market price of the Common Stock. Moreover, until resold, any such shares will be eliminated in consolidation as if they were not outstanding for purposes of any future computation of earnings per common share and book value per common share. RMI intends to resell any shares that it is unable to resell in the Offering from time to time, at prevailing market prices, subject to applicable prospectus delivery requirements. During any period that RMI is reselling shares, the Company and RMI will be subject to restrictions imposed by Regulation M under the Exchange Act on any repurchase of Common Stock. Certain of the Selling Shareholders are account executives of the Company and will receive commissions, on the same basis as other account executives of RMI, with respect to any shares of Common Stock that he or she sells (as an account executive) in the Offering.

  The Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 337,500 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, excluding the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent that such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name above bears to the total number of shares listed above.

  The Company, all executive officers and directors of the Company, the Selling Shareholders and other shareholders that hold, individually, more than 10,000 shares of Common Stock (including shares issued on exercise of options to acquire Common Stock) have agreed not to sell, directly or indirectly during certain periods, any shares owned by them without the prior written consent of Raymond James pursuant to the terms of certain lock-up agreements for periods ranging from 90 to 360 days after consummation of the Offering.

  The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

DETERMINATION OF PRICE

  Under Rule 2720 of the NASD Conduct Rules, when a member of the NASD, such as RMI, participates in the distribution of its parent company's securities, the public offering price can be no higher than that recommended by a "Qualified Independent Underwriter" meeting certain standards. In accordance with this requirement, Raymond James has agreed to serve in such a role by recommending the initial public offering price and by conducting due diligence.

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop on completion of the Offering. The initial public offering price will be determined by negotiations between the Company and the Underwriters in accordance with the recommendation of Raymond James in its role as a Qualified Independent Underwriter. Among the factors considered in determining the initial public offering price will be the information set forth in this Prospectus and otherwise available to Raymond James, an evaluation of the growth rate, earnings, assets, capital structure, relative competitive position and earnings potential of the Company and its industry, market prices of and financial and operating data concerning comparable companies with publicly traded securities, and the general condition of the securities markets at the time of the Offering.

SUBSEQUENT RESTRICTIONS

  Securities industry regulations prohibit a member corporation, after the completion of a distribution of securities of its parent to the public, from effecting any transaction (except on an unsolicited basis) for the account of any customer in, or making any recommendation with respect to, any such security. Thus, following the Offering, RMI and the Company will not be permitted to make recommendations regarding the purchase or sale of the Common Stock.

  Pursuant to the NASD Bylaws, if any employee of RMI, any person associated (as defined in such Bylaws) with RMI or any of the Company's other subsidiaries, or any immediate family of such employee or associated person, purchases any of the shares offered hereby, such person may not sell, transfer, assign, pledge or hypothecate such shares for a period of five months following the effective date of the Offering.

                                 LEGAL MATTERS

  Certain legal matters will be passed on for the Company by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed on for the Underwriters by Graham & James LLP/Riddell Williams P.S. Certain legal matters will be passed on for the Selling Shareholders by Preston Gates & Ellis LLP.

                                    EXPERTS

  The consolidated financial statements of Ragen MacKenzie Group Incorporated as of September 26, 1997 and September 27, 1996 and for each of the three years in the period ended September 26, 1997, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including the Company, with the Commission at http://www.sec.gov.

  Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and may furnish its shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Consolidated Statements of Financial Condition as of September 27, 1996,
 September 26, 1997 and
 March 27, 1998 (unaudited)..............................................  F-3
Consolidated Statements of Income for the Fiscal Years Ended September
 29, 1995, September 27, 1996 and September 26, 1997 and the Six-Month
 Periods Ended March 28, 1997 (unaudited) and
 March 27, 1998 (unaudited)..............................................  F-4
Consolidated Statements of Cash Flows for the Fiscal Years Ended
 September 29, 1995, September 27, 1996 and September 26, 1997 and the
 Six-Month Periods Ended March 28, 1997 (unaudited) and
 March 27, 1998 (unaudited)..............................................  F-5
Consolidated Statements of Changes in Shareholders' Equity for the Fiscal
 Years Ended September 29, 1995, September 27, 1996 and September 26,
 1997 and the Six-Month Period Ended March 27, 1998 (unaudited)..........  F-7
Notes to Consolidated Financial Statements...............................  F-8

  The accompanying consolidated financial statements give effect to the completion of the formation of Ragen MacKenzie Group Incorporated as the holding company for all operations of Ragen MacKenzie Incorporated, and the reorganization of Ragen MacKenzie Incorporated pursuant to which it will become a wholly-owned subsidiary of Ragen MacKenzie Group Incorporated, which will take place prior to the effective date of the Offering. The following report is in the form which will be furnished by Deloitte & Touche LLP upon completion of the formation of the holding company and the reorganization as described in Note 1 to the consolidated financial statements and assuming that from April 22, 1998 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosures therein.

                         "INDEPENDENT AUDITORS' REPORT

Board of Directors
Ragen MacKenzie Group Incorporated
Seattle, Washington

  We have audited the accompanying consolidated statements of financial condition of Ragen MacKenzie Group Incorporated and subsidiary (the Company) as of September 26, 1997, and September 27, 1996, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for each of the three years in the period ended September 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ragen MacKenzie Group Incorporated and subsidiary as of September 26, 1997, and September 27, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 1997, in conformity with generally accepted accounting principles.

Seattle, Washington"

Deloitte & Touche LLP
Seattle, Washington
April 22, 1998

                       RAGEN MACKENZIE GROUP INCORPORATED

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                        SEPTEMBER 27, SEPTEMBER 26,  MARCH 27,
                                            1996          1997         1998
                                        ------------- ------------- -----------
                                                                    (UNAUDITED)
                ASSETS
CASH...................................   $  1,770      $  4,980     $  4,518
CASH AND MARKET VALUE OF SECURITIES
 SEGREGATED FOR THE EXCLUSIVE BENEFIT
 OF CUSTOMERS..........................    226,766       306,704      317,555
DEPOSITS WITH CLEARING ORGANIZATIONS...      1,007         1,007        1,207
RECEIVABLE FROM:
  Brokers, dealers, and clearing
   organizations.......................      1,466         1,399        3,562
  Customers............................     86,709       105,378      105,814
SECURITIES OWNED, at market value......     78,681       122,778      132,822
SECURITIES PURCHASED UNDER AGREEMENTS
 TO RESELL.............................     75,343       111,917      123,097
SECURITIES BORROWED....................      5,781         8,097        4,606
FURNITURE, EQUIPMENT, AND LEASEHOLD
 IMPROVEMENTS, at cost, less
 accumulated depreciation and
 amortization of $3,205, $3,629, and
 $3,867 (unaudited)....................        844           888          989
OTHER ASSETS...........................      5,601         2,729        3,144
                                          --------      --------     --------
TOTAL..................................   $483,968      $665,877     $697,314
                                          ========      ========     ========
 LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Borrowings...........................   $ 20,325      $ 17,750     $ 56,900
  Payable to:
   Brokers, dealers, and clearing
    organizations......................      4,374        10,300        9,648
   Customers, including free credit
    balances of $274,939, $391,602, and
    $373,537 (unaudited)...............    289,224       406,017      387,595
  Securities sold but not yet
   purchased, at market value..........     69,600       106,629      118,148
  Securities sold under agreement to
   repurchase..........................     34,688        41,600       35,125
  Accrued compensation and related
   benefits............................      9,018         8,139        6,194
  Other liabilities and accrued
   expenses............................      4,216         5,194        3,822
                                          --------      --------     --------
    Total liabilities..................    431,445       595,629      617,432
COMMITMENTS AND CONTINGENCIES (Notes 9
 and 15)
SHAREHOLDERS' EQUITY:
  Preferred stock, $0.01 par value--
   Authorized 10,000,000 shares; no
   shares issued and outstanding.......        --            --           --
  Common stock, $0.01 par value--
   Authorized, 50,000,000 shares;
   issued and outstanding, 9,893,100,
   10,242,889, and 10,790,870
   (unaudited) shares..................         99           102          108
  Additional paid-in capital...........     18,244        20,577       22,950
  Retained earnings....................     34,180        49,569       56,824
                                          --------      --------     --------
    Total shareholders' equity.........     52,523        70,248       79,882
                                          --------      --------     --------
TOTAL..................................   $483,968      $665,877     $697,314
                                          ========      ========     ========

                See Notes to Consolidated Financial Statements.

                       RAGEN MACKENZIE GROUP INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     FISCAL YEAR ENDED             SIX-MONTH PERIOD ENDED
                         ----------------------------------------- -----------------------
                         SEPTEMBER 29, SEPTEMBER 27, SEPTEMBER 26,  MARCH 28,   MARCH 27,
                             1995          1996          1997         1997        1998
                         ------------- ------------- ------------- ----------- -----------
                                                                   (UNAUDITED) (UNAUDITED)
REVENUES:
  Principal
   transactions, net....    $21,683       $23,526       $23,566      $11,240     $12,912
  Commissions...........     19,553        28,516        30,758       14,588      17,821
  Other.................      2,524         3,569         4,078        2,219       3,034
                            -------       -------       -------      -------     -------
    Total operating
     revenues...........     43,760        55,611        58,402       28,047      33,767
  Interest income.......     18,641        24,210        30,179       13,932      17,315
                            -------       -------       -------      -------     -------
    Total revenues......     62,401        79,821        88,581       41,979      51,082
  Interest expense......     13,052        16,230        19,694        9,138      11,104
                            -------       -------       -------      -------     -------
    Net revenues........     49,349        63,591        68,887       32,841      39,978
                            -------       -------       -------      -------     -------
NON-INTEREST EXPENSES:
  Compensation and
   benefits.............     25,925        33,924        35,176       16,878      20,728
  Key person death
   benefits plan........      2,450                      (5,000)      (5,000)
  Occupancy and
   equipment............      3,949         3,938         4,714        2,097       2,641
  Communications........      2,588         2,776         3,276        1,528       1,774
  Clearing and exchange
   fees.................      2,282         2,344         2,338        1,161       1,428
  Other.................      2,381         3,854         3,534        1,837       1,634
                            -------       -------       -------      -------     -------
    Total non-interest
     expenses...........     39,575        46,836        44,038       18,501      28,205
                            -------       -------       -------      -------     -------
INCOME BEFORE TAXES ON
 INCOME.................      9,774        16,755        24,849       14,340      11,773
TAXES ON INCOME.........      3,672         6,254         9,460        5,348       4,518
                            -------       -------       -------      -------     -------
NET INCOME..............    $ 6,102       $10,501       $15,389      $ 8,992     $ 7,255
                            =======       =======       =======      =======     =======
EARNINGS PER COMMON
 SHARE:
  Basic.................    $  0.73       $  1.10       $  1.54      $  0.91     $  0.70
  Diluted...............       0.68          1.04          1.44         0.85        0.66

                See Notes to Consolidated Financial Statements.

                       RAGEN MACKENZIE GROUP INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                     FISCAL YEAR ENDED             SIX-MONTH PERIOD ENDED
                         ----------------------------------------- -----------------------
                         SEPTEMBER 29, SEPTEMBER 27, SEPTEMBER 26,  MARCH 28,   MARCH 27,
                             1995          1996          1997         1997        1998
                         ------------- ------------- ------------- ----------- -----------
                                                                   (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES:
 Net income.............    $ 6,102       $10,501       $15,389      $ 8,992     $ 7,255
 Adjustments to
  reconcile net income
  to net cash provided
  (used) by operating
  activities:
  Depreciation and
   amortization.........        424           377           425          195         238
  Noncash key person
   death benefits plan
   expense (reversal)...      2,450                      (5,000)      (5,000)
  Stock option expense..        955         3,125         2,223        1,323       1,150
  Deferred tax expense
   (benefit)............     (1,164)         (716)        2,476        2,214         (37)
  Cash provided (used)
   by changes in
   operating assets and
   liabilities:
  Cash and market value
   of securities
   segregated for the
   exclusive benefit of
   customers............    (69,866)      (25,961)      (79,938)     (61,586)    (10,851)
  Deposits with
   clearing
   organizations........       (240)           10                                   (200)
  Receivable from:
   Brokers/dealers and
    clearing
    organizations.......       (513)        1,539            67       (2,084)     (2,163)
   Customers............     (4,380)      (27,101)      (18,669)         947        (436)
  Securities owned......    (36,268)        2,634       (44,097)     (25,393)    (10,044)
  Securities purchased
   under agreements to
   resell...............    (21,135)        1,996       (36,574)     (26,641)    (11,180)
  Securities borrowed...     (1,754)          862        (2,316)       1,122       3,491
  Other assets..........         89          (791)          396       (1,639)       (378)
  Payable to:
   Brokers/dealers and
    clearing
    organizations.......       (420)         (887)        5,926        6,526        (652)
   Customers............     75,696        38,297       116,791       52,882     (18,422)
  Securities sold but
   not yet purchased....     22,733        (9,930)       37,029       27,663      11,519
  Securities sold under
   agreement to
   repurchase...........    (15,698)       31,836         6,912         (719)     (6,475)
  Accrued compensation
   and related
   benefits.............     (1,439)          988         4,122        1,261      (1,945)
  Other liabilities and
   accrued expenses.....      2,031           405           979         (604)     (1,372)
                            -------       -------       -------      -------     -------
 Net cash provided
  (used) by operating
  activities, carried
  forward...............    (42,397)       27,184         6,141      (20,541)    (40,502)
                            -------       -------       -------      -------     -------

                See Notes to Consolidated Financial Statements.

                       RAGEN MACKENZIE GROUP INCORPORATED

                                 (IN THOUSANDS)

                                      FISCAL YEAR ENDED             SIX-MONTH PERIOD ENDED
                          ----------------------------------------- -----------------------
                          SEPTEMBER 29, SEPTEMBER 27, SEPTEMBER 26,  MARCH 28,   MARCH 27,
                              1995          1996          1997         1997        1998
                          ------------- ------------- ------------- ----------- -----------
                                                                    (UNAUDITED) (UNAUDITED)
 Net cash provided
  (used) by operating
  activities,
  brought forward.......    $(42,397)      $27,184       $ 6,141     $(20,541)   $(40,502)
                            --------       -------       -------     --------    --------
INVESTING ACTIVITIES:
 Purchases of furniture,
  equipment, and
  leasehold
  improvements..........        (232)         (246)         (469)        (382)       (339)
                            --------       -------       -------     --------    --------
FINANCING ACTIVITIES:
 Proceeds from
  (repayment) of
  borrowings, net.......      40,982       (27,557)       (2,575)      20,475      39,150
 Proceeds from issuance
  of common stock.......       2,211         2,233         1,830          993       2,058
 Repurchases of common
  stock.................        (403)       (1,112)       (1,717)        (823)       (829)
                            --------       -------       -------     --------    --------
 Net cash provided
  (used) by financing
  activities............      42,790       (26,436)       (2,462)      20,645      40,379
                            --------       -------       -------     --------    --------
INCREASE (DECREASE) IN
 CASH...................         161           502         3,210         (278)       (462)
CASH:
 Beginning of period....       1,107         1,268         1,770        1,770       4,980
                            --------       -------       -------     --------    --------
 End of period..........    $  1,268       $ 1,770       $ 4,980     $  1,492    $  4,518
                            ========       =======       =======     ========    ========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for:
 Interest...............    $ 13,399       $15,959       $19,797     $  9,165    $ 11,329
 Federal income taxes...       4,450         7,700         6,000        4,500       5,600
 Conversion of
  subordinated loans to
  common stock..........         815



                See Notes to Consolidated Financial Statements.

                       RAGEN MACKENZIE GROUP INCORPORATED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  COMMON STOCK     ADDITIONAL
                                ------------------  PAID-IN   RETAINED
                                  SHARES    AMOUNT  CAPITAL   EARNINGS  TOTAL
                                ----------  ------ ---------- -------- -------
BALANCE, October 1, 1994.......  8,009,827   $ 80   $10,439   $17,577  $28,096
 Stock options exercised.......  1,152,816     12     2,199              2,211
 Repurchase and retirement of
  common stock.................   (141,400)    (2)     (401)              (403)
 Conversion of subordinated
  loans to common stock........    285,250      3       812                815
 Noncash compensation--Stock
  Options......................                         955                955
 Net income....................                                 6,102    6,102
                                ----------   ----   -------   -------  -------
BALANCE, September 29, 1995....  9,306,493     93    14,004    23,679   37,776
 Stock options exercised.......    879,032      9     2,224              2,233
 Repurchase and retirement of
  common stock.................   (292,425)    (3)   (1,109)            (1,112)
 Noncash compensation--Stock
  Options......................                       3,125              3,125
 Net income....................                                10,501   10,501
                                ----------   ----   -------   -------  -------
BALANCE, September 27, 1996....  9,893,100     99    18,244    34,180   52,523
 Stock options exercised.......    670,425      7     1,812              1,819
 Repurchase and retirement of
  common stock.................   (322,770)    (4)   (1,713)            (1,717)
 Issuance of common stock......      2,134               11                 11
 Noncash compensation--Stock
  Options......................                       2,223              2,223
 Net income....................                                15,389   15,389
                                ----------   ----   -------   -------  -------
BALANCE, September 26, 1997.... 10,242,889    102    20,577    49,569   70,248
 Stock options exercised
  (unaudited)..................    670,950      7     2,022              2,029
 Repurchase and retirement of
  common stock (unaudited).....   (127,402)    (1)     (828)              (829)
 Issuance of common stock
  (unaudited)..................      4,433               29                 29
 Noncash compensation--Stock
  Options (unaudited)..........                       1,150              1,150
 Net income (unaudited)........                                 7,255    7,255
                                ----------   ----   -------   -------  -------
BALANCE, March 27, 1998
 (unaudited)................... 10,790,870   $108   $22,950   $56,824  $79,882
                                ==========   ====   =======   =======  =======



                See Notes to Consolidated Financial Statements.

                      RAGEN MACKENZIE GROUP INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

  Corporate reorganization: Ragen MacKenzie Group Incorporated, a Washington corporation, was formed for the purpose of becoming the holding company and sole shareholder of Ragen MacKenzie Incorporated (RMI). In May 1998, the shareholders of RMI approved the Agreement and Plan of Merger (the "merger agreement") pursuant to which their shares of RMI were converted into an equal number of shares of Ragen MacKenzie Group Incorporated, and under which RMI became a wholly owned subsidiary of Ragen MacKenzie Group Incorporated. In addition, the merger agreement provided that Ragen MacKenzie Group Incorporated assumed the obligations of RMI with respect to RMI's outstanding stock options, stock appreciation rights, and performance-based agreements.

  As RMI and Ragen MacKenzie Group Incorporated were entities under common control, the accompanying financial statements give effect to the exchange and merger as if it were a pooling-of-interest. Accordingly, the financial statements reflect the transaction as if it had occurred as of the beginning of the earliest period presented, and the assets, liabilities and shareholders' equity are recorded based upon their historical carrying amounts. No intangible assets were created and recorded as a result of this transaction.

  Nature of operations: RMI is engaged in securities brokerage and related investment services that include retail and institutional brokerage of securities, investment research, market making, trading, underwriting, and distribution of corporate securities and correspondent clearing. RMI is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer, is a member firm of the New York Stock Exchange (the NYSE) and has retail offices located in Washington, Oregon, and Alaska.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation: The consolidated financial statements include the accounts of Ragen MacKenzie Group Incorporated and its subsidiary, RMI (collectively the Company). All significant intercompany accounts and transactions have been eliminated upon consolidation.

  Reporting period: The Company utilizes fiscal periods to report its results of operations. The Company's fiscal year ends on the Friday on or immediately prior to September 30. Results of operations for the fiscal years ended September 29, 1995, September 27, 1996, and September 26, 1997 consist of 52-week periods. Results of operations for the six-month periods ended March 28, 1997 and March 27, 1998 consist of 26-week periods.

  Revenue recognition: Principal transactions and commission revenue and expense are generally recorded on a settlement date basis, which is not materially different from recording such transactions at trade date.

  Securities owned and securities sold but not yet purchased are recorded at quoted fair values, with resulting unrealized appreciation and depreciation included in revenues from principal transactions.

  Fair value of financial instruments: All of the Company's financial instruments are carried at fair value or contracted amounts which approximate fair value.

  Assets, which are recorded at contracted amounts approximating fair value, consist primarily of short-term secured receivables, including securities purchased under agreements to resell, securities borrowed, and certain other receivables. Similarly, the Company's short-term liabilities, including borrowings, securities sold under agreements to repurchase, and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and, accordingly, are not materially affected by changes in interest rates.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


  Cash: Cash as reflected in the consolidated statements of cash flows consists of balances in bank accounts used in operations and excludes amounts held for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

  Receivable from and payable to brokers/dealers: Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

  Receivable from and payable to customers: Amounts receivable from and payable to customers arise from normal securities margin and cash transactions. Securities owned by customers and either held as collateral for these transactions or held in safekeeping are not reflected in the statements of financial condition. Management considers the receivable adequately collateralized. As such, no allowances for credit losses have been provided for the receivables. Receivables from and payable to customers are recorded on a settlement date basis, which is not materially different from recording such transactions at trade date.

  Securities under agreement to resell and repurchase: Repurchase and resale agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. Resale agreements are collateralized by U.S. Government and government agency obligations. The Company's policy is to take physical possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

  Furniture, equipment, and leasehold improvements: Furniture and equipment are stated at cost, and are depreciated on a straight-line method basis over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement. Management periodically evaluates furniture, equipment, and leasehold improvements for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

  Securities-lending activities: Securities borrowed and securities loaned are financing arrangements which are recorded as the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

  Income taxes: The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recorded for the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. Management believes that it is more likely than not that the Company will generate sufficient taxable income to provide for the realization of the deferred tax asset.

  Recently issued accounting standards: In June 1997, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in stockholders' equity.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


  In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 requires an enterprise to report certain additional financial and descriptive information about its reportable operating segments.

  The Company will adopt SFAS No. 130 during fiscal 1999. Management has not yet determined what reportable operating segments will be provided upon adoption of SFAS No. 131. As both pronouncements are disclosure and presentation related, implementation of SFAS No. 130 and No. 131 will not have an impact on the Company's financial condition, results of operations, or cash flows.

  Use of estimates in the preparation of the financial statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Such estimates relate to the fair value of certain financial instruments. Actual results could differ from such estimates.

  Unaudited Interim Information: The financial information as of March 27, 1998 and for the six-month periods ended March 28, 1997 and March 27, 1998 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the results of such periods. The results of operations for the six-month period ended March 27, 1998 are not necessarily indicative of the results to be expected for the full year.

  Reclassifications: Certain reclassifications of prior years' balances have been made to conform with the current year's presentation. The reclassifications include reclassifying interest expense as a reduction of net revenues, and amounts paid for common shares in excess of par value to additional paid-in capital.

NOTE 3: CASH AND MARKET VALUE OF SECURITIES SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

  Cash and market value of securities segregated for the exclusive benefit of customers under Rule 15c3-3 of the SEC consists primarily of securities purchased under agreements to resell. Such agreements, which are accounted for as collateralized financing transactions, are recorded at their contractual amounts and totalled $226,160,000, $306,222,000 and $317,074,000 at September
27, 1996, September 26, 1997 and March 27, 1998, respectively.

  Securities purchased under agreements to resell were delivered by appropriate entry into the Company's account for the exclusive benefit of customers maintained at a custodian bank under written custodial agreements that explicitly recognize the Company's interest in the securities. At September 26, 1997 and March 27, 1998, these securities, all of which were U.S. Government and government agency obligations, had a market value of $309,290,000 and $320,249,000, respectively. The agreements to resell securities purchased were with two counterparties and have a stated maturity of one day.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


NOTE 4: MARKETABLE SECURITIES OWNED AND MARKETABLE SECURITIES SOLD BUT NOT YET PURCHASED

  Marketable securities owned and marketable securities sold but not yet purchased consist of trading securities at quoted market values as follows (in thousands):

                          SEPTEMBER 27, 1996   SEPTEMBER 26, 1997   MARCH 27, 1998
                          --------------------------------------- ------------------
                                                                     (UNAUDITED)
                                     SOLD BUT           SOLD BUT           SOLD BUT
                                     NOT YET             NOT YET            NOT YET
                           OWNED    PURCHASED   OWNED   PURCHASED  OWNED   PURCHASED
                          --------- ------------------- --------- -------- ---------
Corporate bonds, deben-
 tures, and notes.......  $   2,524  $      36 $  1,710 $    447  $  5,279 $  1,053
U.S. Government and gov-
 ernment agency obliga-
 tions..................     56,985     69,065  107,925  105,411   117,468  115,746
Collateralized mortgage
 obligations............     15,188               9,461       86     6,168      308
State and municipal ob-
 ligations..............      2,559               2,311       11     2,142       35
Corporate stocks........      1,425        499    1,371      674     1,765    1,006
                          ---------  --------- -------- --------  -------- --------
                          $  78,681  $  69,600 $122,778 $106,629  $132,822 $118,148
                          =========  ========= ======== ========  ======== ========

  Securities sold but not yet purchased represent obligations of the Company to deliver the specified security, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statements of financial condition.

NOTE 5: BORROWINGS

  Borrowings under a secured credit facility authorized up to $85,000,000 are callable on demand, collateralized by 90% of the value of certain securities pledged ($35,521,000, $74,835,000 and $88,439,000 at September 27, 1996,
September 26, 1997, and March 27, 1998, respectively), and bear interest at the prevailing broker rate (5.8%, 5.9% and 5.9% at September 27, 1996, September 26, 1997, and March 27, 1998, respectively).

NOTE 6:  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  At September 27, 1996, September 26, 1997 and March 27, 1998, the market value of the securities sold subject to repurchase was $38,036,000, $42,434,000 and $35,831,000, respectively, and the average effective interest rate at these dates on the transactions was 5.5%, 6.0% and 5.8%, respectively.

NOTE 7: INCOME TAXES

  Taxes on income included in the statements of income consist of the following (in thousands):

                                  FISCAL YEAR ENDED     SIX-MONTH PERIOD ENDED
                                 ---------------------- -----------------------
                                  1995    1996    1997     1997        1998
                                 ------  ------  ------ ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Federal current tax expense..... $4,836  $6,970  $6,984   $3,134      $4,555
Federal deferred tax expense
 (benefit)...................... (1,164)   (716)  2,476    2,214         (37)
                                 ------  ------  ------   ------      ------
Total taxes on income........... $3,672  $6,254  $9,460   $5,348      $4,518
                                 ======  ======  ======   ======      ======

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


  The components of the provision (benefit) for deferred income taxes consist of the following (in thousands):

                                   FISCAL YEAR ENDED     SIX-MONTH PERIOD ENDED
                                  ---------------------- -----------------------
                                   1995    1996    1997     1997        1998
                                  -------  -----  ------ ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Deferred compensation and bene-
 fit plans......................  $  (857) $ --   $1,727   $1,750       $(47)
Other liabilities and accrued
 expenses.......................     (218)  (245)    245      135
Other...........................      (89)  (471)    504      329         10
                                  -------  -----  ------   ------       ----
Total deferred tax expense (ben-
 efit)..........................  $(1,164) $(716) $2,476   $2,214       $(37)
                                  =======  =====  ======   ======       ====

  A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                 FISCAL YEAR ENDED       SIX-MONTH PERIOD ENDED
                                 ---------------------   -----------------------
                                 1995    1996    1997       1997        1998
                                 -----   -----   -----   ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Statutory rate.................     35%     35%     35%       35%         35%
Nondeductible stock option plan
 expense.......................      3       2       3         3           3
Nontaxable income..............     (1)                       (1)
Other..........................      1
                                 -----   -----   -----       ---         ---
Effective tax rate.............     38%     37%     38%       37%         38%
                                 =====   =====   =====       ===         ===

  The tax effects of temporary differences that give rise to deferred tax assets, included in other assets, are as follows (in thousands):

                                         SEPTEMBER 27, SEPTEMBER 26,  MARCH 27,
                                             1996          1997         1998
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
Deferred compensation and benefit
 plans.................................     $1,750        $   23       $   70
Other liabilities and accrued expenses.      1,135           890          890
Other..................................        732           228          218
                                            ------        ------       ------
Total deferred tax asset...............     $3,617        $1,141       $1,178
                                            ======        ======       ======

   There were no deferred tax liabilities at September 27, 1996, September 26, 1997 or March 27, 1998. The Company determined that no valuation allowance against deferred tax assets at September 27, 1996, September 26, 1997, or March 27, 1998 was necessary.

NOTE 8: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

  In September 1995, the Company called for redemption of its outstanding debentures totalling $815,000. At the election of the holders, the debentures were converted into 285,250 shares of common stock of the Company.

  The convertible subordinated debentures were subject to subordination agreements, all of which were authorized by the NYSE for inclusion in the Company's calculation of net capital at September 30, 1994.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)

NOTE 9: LEASES, COMMITMENTS, AND CONTINGENT LIABILITIES

  The Company leases certain office space under noncancellable operating leases which expire through 2002. Certain of these leases contain escalation clauses based upon increased costs incurred by the lessor. Future minimum rentals under the terms of the lease agreements are as follows:

      YEAR ENDING SEPTEMBER                                       (IN THOUSANDS)
      ---------------------                                       --------------
        1998.....................................................     $1,090
        1999.....................................................        977
        2000.....................................................        921
        2001.....................................................        765
        2002.....................................................        303
                                                                      ------
                                                                      $4,056
                                                                      ======

  Total rental expense under the leases for fiscal 1995, 1996, 1997, and the six-month periods ended March 28, 1997 and March 27, 1998 was $862,000, $916,000, $990,000, $471,000 and $608,000, respectively.

  In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, which in the opinion of management, will be resolved with no material impact on the Company's financial position or results of operations.

NOTE 10: NET CAPITAL REQUIREMENTS

  The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. The Company has elected to compute net capital under the alternative provisions of the Rule, which require the Company to maintain net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. At September 26, 1997, the Company's net capital was $59,851,000 which was 54% of aggregate debit items, and which exceeded the minimum net capital requirement of $2,233,000 by $57,618,000.

  At March 27, 1998, the Company's net capital was $68,461,000 which was 62% of aggregate debit items, which exceeded the minimum net capital requirement of $2,197,000 by $66,264,000 and which was $62,967,000 in excess of 5% of aggregate debit items.

  The net capital rules of the NYSE also provide that equity capital may not be withdrawn or cash dividends paid without notification if resulting net capital would be less than 5% of aggregate debit items.

NOTE 11: EMPLOYEE BENEFITS

  The Company maintains a voluntary defined contribution 401(k) plan available to all full-time employees of the Company. Employees may defer a portion of their compensation limited by overall maximums, subject to antidiscrimination tests as set forth in the Internal Revenue Code (IRC). The Company provides a discretionary matching contribution (100% of the participant's contribution) up to a maximum of 4% of the participant's total earnings. The Company does not match the contribution for participants with total earnings greater than a specified limit. The Company's accrual for matching contributions was $100,000 in 1995, $115,000 in 1996, $110,000 in 1997 and $75,000 and $70,000 for the
six-month periods ended March 28, 1997 and March 27, 1998, respectively.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


  In 1992 the Company adopted a key person death benefits plan, an unfunded plan under which certain payments would have been made to the estates of key employees upon their deaths. In February 1997, the Company's Board of Directors approved the termination of the key person death benefits plan. Upon termination, the Company recorded a nonrecurring benefit of $5,000,000 which constitutes reversal of the amount previously accrued for plan benefits. The Company had no outstanding obligations nor any future obligations under the key person death benefits plan at termination date.

NOTE 12: SHAREHOLDERS' EQUITY

  In connection with the formation of the Company in April 1998, the Board of Directors authorized 10,000,000 shares of $0.001 par value per share preferred stock of which none are issued or outstanding, and 50,000,000 shares of $0.001 par value per share common stock. The par value of preferred and common shares were subsequently changed from $0.001 to $0.01 by amendment to the Company's Articles of Incorporation effective April 22, 1998. A summary of the common stock by class as of March 27, 1998, after giving effect to the reorganization and share conversion, is as follows:

       COMMON                                                         SHARES
       STOCK                                               SHARES   ISSUED AND
       CLASS                                             AUTHORIZED OUTSTANDING
       ------                                            ---------- -----------
                                                                    (UNAUDITED)
     Common Stock....................................... 30,000,000        --
     Class B common stock............................... 19,000,000 10,301,444
     Class C common stock...............................    500,000    274,176
     Class D common stock...............................    500,000    215,250
                                                         ---------- ----------
                                                         50,000,000 10,790,870
                                                         ========== ==========

  The Company maintains variable award stock option plans under which incentive stock options and nonqualified stock options to acquire common stock are awarded. Options to purchase shares of common stock are generally 100% vested at date of grant and typically expire two years from the date of grant. All options are granted at prices based upon a formula which is consistently applied from period to period. The Company follows the variable plan accounting provisions of Accounting Principles Board Opinion (APB) No. 25 in recording the effect of its stock option plans. As such, changes in the formula-based value between option grant dates and option exercise dates are recorded as a component of compensation expense. Such expense totaled $955,000, $3,125,000, $2,223,000, $1,323,000 and $1,150,000 for the fiscal years ended September 29, 1995, September 27, 1996 and September 26, 1997 and for the six-month periods ended March 28, 1997 and March 27, 1998, respectively. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the provisions

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)

of SFAS No. 123, the Company's net income for fiscal 1996 and 1997 would have been increased to the pro forma amounts indicated below:

                                                                  1996    1997
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      Net income:
        As reported............................................. $10,501 $15,389
        Pro forma...............................................  13,365  17,418

                                                       1996          1997
                                                   ------------- -------------
                                                   BASIC DILUTED BASIC DILUTED
                                                   ----- ------- ----- -------
      Earnings per common share:
        As reported............................... $1.10  $1.04  $1.54  $1.44
        Pro forma ................................  1.40   1.32   1.74   1.63

  The per share weighted average fair value of stock options granted during the fiscal years ended September 27, 1996, and September 26, 1997, was $0.31 and $0.51, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 1996--expected dividend yield of -0-%, risk-free interest rate of 5.8%, and an expected life of 1.8 years; 1997--expected dividend yield of -0-%, risk-free interest rate of 5.9%, and an expected life of 1.8 years. Under the provisions of SFAS No. 123 for nonpublic entities, no assumptions were made for expected volatility.

  At March 27, 1998, there were 3,599,834 shares of unissued common stock reserved for issuance under the plan, of which options for the purchase of 2,368,579 shares were available for future grants. The price ranges of options exercised were $1.07 to $3.17 in 1995, $1.14 to $3.75 in 1996, $2.45 to $6.00
in 1997 and $2.98 to $6.74 during the six-month period ended March 27, 1998. A summary of stock option activity under the stock option plan follows:

                                                                     WEIGHTED
                                                      NUMBER OF      AVERAGE
                                                        SHARES    EXERCISE PRICE
                                                      ----------  --------------
Outstanding, September 30, 1994......................  2,688,161      $2.25
  Granted............................................  1,160,425       3.25
  Exercised.......................................... (1,531,761)      1.92
  Expired and canceled...............................   (131,600)      2.41
                                                      ----------      -----
Outstanding, September 29, 1995......................  2,185,225       2.92
  Granted............................................    854,980       3.61
  Exercised..........................................   (970,550)      2.59
  Expired and canceled...............................   (155,925)      3.36
                                                      ----------      -----
Outstanding, September 27, 1996......................  1,913,730       3.36
  Granted............................................    436,490       5.68
  Exercised..........................................   (670,425)      2.71
  Expired and canceled...............................    (86,975)      3.74
                                                      ----------      -----
Outstanding, September 26, 1997......................  1,592,820       4.18
  Granted (unaudited)................................    344,405       6.63
  Exercised (unaudited)..............................   (670,950)      3.02
  Expired and canceled (unaudited)...................    (35,020)      5.18
                                                      ----------      -----
Outstanding March 27, 1998 (unaudited)...............  1,231,255      $5.21
                                                      ==========      =====

                       RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                          MARCH 27, 1998 IS UNAUDITED)


  Additional information regarding options outstanding as of March 27, 1998, is as follows:

                           OUTSTANDING OPTIONS
-------------------------------------------------------------------------------------
                        NUMBER              WEIGHTED AVERAGE
                      OUTSTANDING              REMAINING                  WEIGHTED
   RANGE OF               AND                 CONTRACTUAL                 AVERAGE
EXERCISE PRICES       EXERCISABLE             LIFE (YEARS)             EXERCISE PRICE
---------------       -----------           ----------------           --------------
       $3.75             467,355                  0.24                     $3.75
    5.14-6.0             362,290                  1.09                      5.57
  $6.36-6.74             401,610                  1.99                      6.60
  ----------           ---------                  ----                     -----
  $3.75-6.74           1,231,255                  1.06                     $5.21
  ==========           =========                  ====                     =====

  The Company also enters into arrangements with certain employees, entitling the employee to receive fully vested options subject to attainment of specific performance goals, generally related to commission volume. Under the performance-based arrangements, 523,775, 579,325 and 605,555 options to receive shares or rights to receive options to purchase shares of common stock have been committed to employees at September 27, 1996, September 26, 1997 and March 27, 1998, respectively. Rights to receive options will convert into outstanding stock options at such time as performance measures are met. Performance-based arrangements typically terminate two to five years from the date of grant if performance has not been achieved. Such arrangements may require the Company to make a cash payment to the option award recipient to the extent that the maximum option price in the contractual arrangement is below the formula-based option value currently used to exchange shares of common stock at the date the performance measures are met. Per share exercise amounts related to the 605,555 outstanding commitments at March 27, 1998, range from $1.36 to $9.50.

  Generally, options under the plans, as well as unmet performance-based arrangements, become exercisable in full immediately prior to the occurrence of a "Corporate Transaction" or "Change in Control" as defined in the plan documents. Management does not believe these definitions include an initial public offering transaction.

  In February 1997, the Company's Board of Directors approved the adoption of the Share Repurchase Plan. Under terms of the plan, an eligible shareholder may elect to receive a stock appreciation right (Repurchase SAR) upon the redemption of the shareholder's stock in the Company. Upon satisfactory election, and subject to certain limitations regarding maximum number of Repurchase SAR shares to be issued to an individual within any 12-month period, a Repurchase SAR is granted as of the date of share redemption for each share redeemed by the Company. The amount to be paid to the Repurchase SAR holder is determined as the appreciation, if any, in the Company's book value from the grant date through the close of the eighth fiscal quarter thereafter times the number of Repurchase SAR shares. Under this plan, the Company granted 124,500 and 193,159 Repurchase SARs and accrued compensation expense of $66,000 and $135,000 related to the outstanding rights for the year ended September 26, 1997 and the six-month period ended March 27, 1998.

  The Share Repurchase Plan provides that eligible holders of common stock, as defined, may request the Company to redeem their shares upon execution of certain agreements specified in the Plan. At the sole discretion of the Company's Board of Directors, including upon consideration of a redemption request by a shareholder, the Plan may be modified or canceled at any time without notification of, or approval by, the holders of common stock. As a result, the Company has determined that the redemption of shares by eligible shareholders under the Plan is not outside of the control of the Company. Accordingly, such shares have not been classified as mandatorily redeemable common stock in the accompanying consolidated statement of financial condition. The Company's Board of Directors suspended the Plan in February 1998 in connection with the planned share exchange and merger described in note 15 to the consolidated financial statements.

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)


NOTE 13: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  In the normal course of business, the Company's customer and correspondent clearance activities obligate the Company to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

  The Company also buys and sells collateralized mortgage obligations. The settlement dates for these transactions may be longer than other transactions, occasionally up to 30 days. Due to this longer settlement period, the risk that the Company may incur losses if customers do not fulfill their contractual obligations is greater. The Company has established procedures to reduce this risk and believes it is unlikely there will be a material impact on the financial statements.

  As customers write option contracts or sell securities short, the Company may incur losses in the event customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors required margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

  From time to time, the Company also enters into financial futures contracts for the purpose of hedging certain dealing activities. As such, any futures contract commitments are considered held for trading purposes and are carried at market value. Financial futures contracts are transactions in which one party agrees to deliver a financial instrument to a counterparty at a specified price on a specified date. Risk arises from the possibility of unfavorable changes in the market price of the underlying financial instrument.

  At September 26, 1997 and March 27, 1998 the contract value of the Company's financial futures commitments was $6,600,000 and $1,900,0000, respectively. There were no financial futures commitments at September 27, 1996. The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument. They do not include positions which may substantially reduce any potential market risk and do not represent the Company's risk of loss due to counterparty nonperformance.

  The fair value of the financial futures contracts, based upon the net unrealized gain or loss in the market value of the contracts at September 26, 1997 and March 27, 1998, was not material. The average fair value of such financial instruments for the fiscal year ended September 26, 1997 and the six-month period ended March 27, 1998 and the total net gain or loss arising from such trading activities during these periods was not material.

NOTE 14: EARNINGS PER COMMON SHARE

  Beginning December 31, 1997, basic earnings per share (EPS) and diluted EPS are required to be computed using the methods prescribed by SFAS No.128, Earning per Share. Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. For the purpose of calculating the dilutive effect of stock options in Diluted EPS, the Company utilizes the per-share book value at the end of each corresponding period as the Company's Share Repurchase Plan permits selling shareholders to offer their shares to the Company for redemption at book value as calculated in accordance with the terms of the

                      RAGEN MACKENZIE GROUP INCORPORATED

   (INFORMATION AS OF AND FOR THE SIX-MONTH PERIODS ENDED MARCH 28, 1997 AND
                         MARCH 27, 1998 IS UNAUDITED)

Plan. The following table sets forth the computations for historical basic and diluted earnings per common share (in thousands except per share amounts):

                                        FISCAL YEAR ENDED                   SIX-MONTH PERIOD ENDED
                          ---------------------------------------------- -----------------------------
                               1995           1996            1997            1997           1998
                          -------------- --------------- --------------- -------------- --------------
                          BASIC  DILUTED  BASIC  DILUTED  BASIC  DILUTED BASIC  DILUTED BASIC  DILUTED
                          ------ ------- ------- ------- ------- ------- ------ ------- ------ -------
                                                                          (UNAUDITED)    (UNAUDITED)
NUMERATOR:
 Net income.............  $6,102 $6,102  $10,501 $10,501 $15,389 $15,389 $8,992 $8,992  $7,255 $7,255
DENOMINATOR:
 Weighted average shares
  outstanding...........   8,352  8,352    9,546   9,546  10,014  10,014  9,927  9,927  10,426 10,426
 Dilutive effect of
  stock options.........            563              570             657           627            493
                          ------ ------  ------- ------- ------- ------- ------ ------  ------ ------
Adjusted weighted
 average shares
 outstanding............   8,352  8,915    9,546  10,116  10,014  10,671  9,927 10,554  10,426 10,919
                          ------ ------  ------- ------- ------- ------- ------ ------  ------ ------
Earnings per common
 share..................  $ 0.73 $ 0.68  $  1.10 $  1.04 $  1.54 $  1.44 $ 0.91 $ 0.85  $ 0.70 $ 0.66
                          ====== ======  ======= ======= ======= ======= ====== ======  ====== ======

NOTE 15: SUBSEQUENT EVENTS

  The Board of Directors of the Company has authorized the filing of a registration statement with the SEC relating to an initial public offering of common stock (the IPO). Upon successful completion of the IPO, the holders of shares of Class B, C and D common stock will receive shares of Common Stock as a result of the conversion of their current holdings. Also at that time, the Company's variable-award, book-value-based stock option plans will be converted to fixed-award, fair-value-based stock option plans, which will be operated and accounted for as fixed-award plans under the provisions of APB No. 25. This conversion will result in a new measurement date for all then outstanding options and in a compensation charge based upon the difference between the estimated initial public offering price and the book value established at the most recent period immediately preceding the IPO. The expense recorded as a result of the new measurement date for the outstanding options will be a noncash, nonrecurring item. Subsequent to the conversion of the Company's stock option plans, changes in the market value of the Company's stock will not result in compensation expense. In addition, the Board of Directors of RMI resolved to terminate the Share Repurchase Plan (see Note 12) concurrent with the successful completion of the IPO.

  In conjunction with the IPO, the Company adopted the 1998 Stock Incentive Compensation Plan and intends to adopt the Restricted Stock Purchase Plan.


                                    * * * *

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
The Company...............................................................   18
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Financial Data...................................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   25
Business..................................................................   34
Regulation................................................................   46
Net Capital Requirements..................................................   48
Management................................................................   50
Termination of Employment and Change-in-Control Arrangements..............   56
Certain Relationships and Related Transactions............................   57
Principal and Selling Shareholders........................................   59
Description of Capital Stock..............................................   61
Shares Eligible for Future Sale...........................................   64
Underwriting..............................................................   66
Legal Matters.............................................................   68
Experts...................................................................   68
Additional Information....................................................   68
Index to Financial Statements.............................................  F-1

                               ----------------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THE OFFERING), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,250,000 SHARES

                                RAGEN MACKENZIE
                                     GROUP
                                 INCORPORATED

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                       RAYMOND JAMES & ASSOCIATES, INC.

                         RAGEN MACKENZIE INCORPORATED

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee................ $ 12,213
   NASD filing fee....................................................    4,640
   Nasdaq National Market listing fee.................................   84,875
   Blue Sky fees and expenses.........................................      *
   Printing and engraving expenses....................................      *
   Legal fees and expenses............................................      *
   Accounting fees and expenses.......................................  150,000
   Directors' and Officers' Liability Insurance.......................  250,000
   Transfer Agent and Registrar fees..................................    5,000
   Miscellaneous expenses.............................................      *
                                                                       --------
     Total............................................................ $    *
                                                                       ========

--------
 *  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. Certain of the directors of the registrant, who are affiliated with principal shareholders of the registrant, also may be indemnified by such shareholders against liability they may incur in their capacities as directors of the registrant, including pursuant to a liability insurance policy to be maintained by the registrant for such purpose.

  Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 11 of the registrant's Articles of Incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.


  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The registrant issued 100 shares of its common stock to Ragen MacKenzie Incorporated on April 15, 1998.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
    1.1*   Underwriting Agreement.
    3.1    Amended and Restated Articles of Incorporation of Ragen MacKenzie
           Group Incorporated.
    3.2    Bylaws of Ragen MacKenzie Group Incorporated.
    4.1*   Specimen Common Stock Certificates.
    5.1*   Opinion of Perkins Coie LLP as to the legality of the securities being registered.
   10.1    Master Note of RMI in favor of Bank America National Trust and
           Savings Association, dated July 9, 1997.
   10.2    Security Agreement between RMI and Bank America National Trust and
           Savings Association, dated October 14, 1995.
   10.3    Lease Agreement between Wright-Carlyle Seattle and RMI, dated
           November 8, 1983, as amended December 19, 1988, August 24, 1992,
           June 1, 1993, July 20, 1995, April 30, 1997 and June 6, 1997.
   10.4    Form of Noncompetition and Nonsolicitation Agreement executed by
           RMGI and each of Lesa A. Sroufe, Robert J. Mortell, Jr., Mark A.
           McClure, V. Lawrence Bensussen and John L. MacKenzie.
   10.5*   Severance and Correspondent Clearing Agreement between RMI and
           Brooks G. Ragen, dated April 17, 1998.
   10.6    Agreement and Release between RMI and Scott McAdams, dated March 22,
           1998.
   10.7    RMI 1989 Stock Option Plan.
   10.8    RMI 1993 Stock Option Plan.
   10.9    RMI 1996 Stock Incentive Compensation Plan.
   10.10   RMI 1997 Share Repurchase Plan.
   10.11*  RMGI 1998 Stock Incentive Compensation Plan.
   10.12   ABC Brokerage Accounting System Agreement between Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and RMI,
           dated April 1, 1997.
   10.13*  Agreement and Plan of Merger dated as of May   , 1998.
   21.1    Subsidiaries of the Registrant
   23.1*   Consent of Perkins Coie LLP (contained in opinion filed as Exhibit
           5.1 hereto)
   23.2*   Consent of Deloitte & Touche LLP
   23.3    Consent of Arthur W. Harrigan, Jr.
   23.4    Consent of Kirby L. Cramer
   23.5    Consent of Peter B. Madoff
   24.1    Power of Attorney (contained on signature page)

--------
 *To be filed by Amendment.

  (b) Financial Statement Schedules

  All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 22nd day of April, 1998.

                                          RAGEN MACKENZIE GROUP INCORPORATED

                                               /s/ Robert J. Mortell, Jr.
                                          By: _________________________________
                                                   Robert J. Mortell, Jr.
                                               President and Chief Operating
                                                          Officer

                               POWER OF ATTORNEY

  Each person whose individual signature appears below hereby authorizes and appoints Robert J. Mortell and V. Lawrence Bensussen, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 22nd day of April, 1998.

              SIGNATURE                                 TITLE
              ---------                                 -----
        /s/ Lesa A. Sroufe            Chairman of the Board and Chief Executive
 ____________________________________  Officer (Principal Executive Officer)
            Lesa A. Sroufe
    /s/ Robert J. Mortell, Jr.        President, Chief Operating Officer,
 ____________________________________  Treasurer and Director
        Robert J. Mortell, Jr.
    /s/ V. Lawrence Bensussen         Senior Vice President, Chief Financial
 ____________________________________  Officer and Secretary (Principal
        V. Lawrence Bensussen          Financial and Accounting Officer)
       /s/ Mark A. McClure            Executive Vice President and Director
 ____________________________________
           Mark A. McClure
      /s/ John L. MacKenzie           Director
 ____________________________________
          John L. MacKenzie

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
    1.1*   Underwriting Agreement.
    3.1    Amended and Restated Articles of Incorporation of Ragen MacKenzie
           Group Incorporated.
    3.2    Bylaws of Ragen MacKenzie Group Incorporated.
    4.1*   Specimen Common Stock Certificates.
    5.1*   Opinion of Perkins Coie LLP as to the legality of the securities being registered.
   10.1    Master Note of RMI in favor of Bank America National Trust and
           Savings Association, dated July 9, 1997.
   10.2    Security Agreement between RMI and Bank America National Trust and
           Savings Association, dated October 14, 1995.
   10.3    Lease Agreement between Wright-Carlyle Seattle and RMI, dated
           November 8, 1983, as amended December 19, 1988, August 24, 1992,
           June 1, 1993, July 20, 1995, April 30, 1997 and June 6, 1997.
   10.4    Form of Noncompetition and Nonsolicitation Agreement executed by
           RMGI and each of Lesa A. Sroufe, Robert J. Mortell, Jr., Mark A.
           McClure, V. Lawrence Bensussen and John L. MacKenzie.
   10.5*   Severance and Correspondent Clearing Agreement between RMI and
           Brooks G. Ragen, dated April 17, 1998.
   10.6    Agreement and Release between RMI and Scott McAdams, dated March 22,
           1998.
   10.7    RMI 1989 Stock Option Plan.
   10.8    RMI 1993 Stock Option Plan.
   10.9    RMI 1996 Stock Incentive Compensation Plan.
   10.10   RMI 1997 Share Repurchase Plan.
   10.11*  RMGI 1998 Stock Incentive Compensation Plan.
   10.12   ABC Brokerage Accounting System Agreement between Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation and RMI,
           dated April 1, 1997.
   10.13*  Agreement and Plan of Merger dated as of May   , 1998.
   21.1    Subsidiaries of the Registrant
   23.1*   Consent of Perkins Coie LLP (contained in opinion filed as Exhibit
           5.1 hereto)
   23.2*   Consent of Deloitte & Touche LLP
   23.3    Consent of Arthur W. Harrigan, Jr.
   23.4    Consent of Kirby L. Cramer
   23.5    Consent of Peter B. Madoff
   24.1    Power of Attorney (contained on signature page)

--------
*  To be filed by amendment.